Exhibit 99.1

McArthur River Operation

Northern Saskatchewan, Canada

National Instrument 43-101

Technical Report

Effective Date: September 30, 2026

Date of Technical Report: November 4, 2026

PREPARED FOR CAMECO CORPORATION BY:

BIMAN P. BHARADWAJ, P.ENG.

DALEY MCINTYRE, P.ENG.

GREGORY M. MURDOCK, P.ENG.

KEITH PERRY, P.ENG.

ALAIN D. RENAUD, P.GEO.

Table of contents

Table of contents	i

Tables	v

Figures	vi

Units of measure and abbreviations	viii

1 Summary	1

1.1 Preamble	1

1.2 Introduction	1

1.3 Property tenure	2

1.4 Location and site description	2

1.5 Geology and mineralization	3

1.6 Exploration	3

1.7 Mineral resources and mineral reserves	4

1.8 Mining	5

1.9 Processing	6

1.10 Environmental assessment and licensing	7

1.11 Key Lake tailings management	8

1.12 Production plan	8

1.13 Economic analysis and costs	9

1.14 Mining and milling risks	10

1.15 Conclusions and recommendations	10

2 Introduction	13

2.1 Introduction and purpose	13

2.2 Report basis	14

3 Reliance on other experts	15

4 Property description and location	16

4.1 Location	16

4.2 Mineral tenure	18

4.3 Surface tenure	21

4.4 Taxes and royalties	22

4.5 Known environmental liabilities	22

4.6 Permitting	22

5 Accessibility, climate, local resources, infrastructure and physiography	24

5.1 Access	24

5.2 Climate	24

i

5.3 Physiography	25

5.4 Local resources	25

5.5 Mine and infrastructure	26

6 History	27

6.1 Ownership	27

6.2 Exploration and development history	27

6.3 Historical mineral resource and mineral reserve estimates	29

6.4 Historical production	31

7 Geological setting and mineralization	32

7.1 Regional geology	32

7.2 Local geology	34

7.3 Property geology	36

7.4 Mineralization	37

8 Deposit types	41

9 Exploration	42

9.1 Asamera 1976 – 1979	42

9.2 SMDC/Cameco 1980 – Present	42

10 Drilling	44

10.1 Surface drilling	44

10.2 Underground drilling	48

10.3 Factors that could materially affect the accuracy of the results	49

11 Sample preparation, analyses and security	51

11.1 Sample density and sampling methods	51

11.2 Core recovery	51

11.3 Sample quality and representativeness	52

11.4 Sample preparation by Cameco employees	52

11.5 Sample preparation	52

11.6 Assaying	52

11.7 Radiometric surveying	52

11.8 Density sampling	54

11.9 Quality assurance/quality control (QA/QC)	54

11.10 Adequacy of sample preparation, assaying, QA/QC and security	58

12 Data verification	60

13 Mineral processing and metallurgical testing	61

13.1 Metallurgical testing for McArthur River ore processing facilities	61

13.2 Metallurgical testing for Key Lake milling facilities	62

13.3 Mill throughput evaluation	62

13.4 Metallurgical assumptions and risks	63

14 Mineral resource estimates	64

14.1 Definitions	64

14.2 Key assumptions, parameters and methods	64

14.3 Geological modelling	65

14.4 Compositing	66

14.5 Block modelling	67

14.6 Validation	69

14.7 Mineral resource classification	69

14.8 Factors that could materially affect the mineral resource estimate	72

15 Mineral reserve estimates	74

15.1 Definitions	74

15.2 Key assumptions, parameters and methods	74

15.3 Mineral reserves estimation and classification	75

15.4 Factors that could materially affect the mineral reserves estimate	77

16 Mining methods	78

16.1 Mine design parameters	78

16.2 Mine design	83

16.3 Mining methods	93

16.4 Production plan	95

16.5 Transition into new mining zones	98

17 Recovery methods	101

17.1 Overview	101

17.2 McArthur River handling and processing of mineralized material	102

17.3 Key Lake activities	103

17.4 Key Lake processing reliability upgrades	104

17.5 Energy and reagents requirements	105

18 Project infrastructure	106

18.1 McArthur River surface infrastructure	106

18.2 Key Lake infrastructure	108

19 Market studies and contracts	112

19.1 Market overview	112

19.2 Material contracts for property development	112

19.3 Uranium price assumptions used for economic analysis	114

20 Environmental studies, permitting and social or community impact	116

20.1 Regulatory framework	116

20.2 Licences and permits	116

20.3 Environmental assessment	116

20.4 Environmental aspects	117

20.5 Decommissioning and reclamation	119

20.6 Known environmental liabilities	119

20.7 Social and community factors	121

21 Capital and operating costs	123

21.1 Capital and other costs	123

21.2 Operating cost estimates	123

22 Economic analysis	125

22.1 Economic analysis	125

22.2 Sensitivities	127

22.3 Payback	127

22.4 Mine life	127

22.5 Taxes	128

22.6 Royalties	128

23 Adjacent properties	129

24 Other relevant data and information	130

24.1 Production suspension, period in care and maintenance and production restart	130

24.2 McArthur River water inflow incidents	130

24.3 Mining and milling risks	131

24.4 Caution about forward-looking information	133

25 Interpretation and conclusions	137

26 Recommendations	139

27 References	141

28 Date and signature page	143

Tables

Table 1-1: Summary of Mineral Resources as of September 30, 2026	4
Table 1-2: Summary of Mineral Reserves as of September 30, 2026	5
Table 3-1: Reliance on Other Experts	15
Table 4-1: McArthur River Operation – Mineral Disposition Status	19
Table 6-1: McArthur River Historical Mine Production (100% Basis)	31
Table 9-1: Summary of Surface Exploration at McArthur River 1980 – 2025	43
Table 10-1: Summary of Surface Drilling by Year as of September 30, 2026	45
Table 14-1: General Summary of Input data by Zone	67
Table 14-2: General Summary of Estimation Methods and Primary Run Parameters for Mineral Resources by Zone	69
Table 14-3: Reconciliation of Production and Model	69
Table 14-4: Mineral Resources by Zones as of September 30, 2026	72
Table 15-1: Mineral Reserves by Zone as of September 30, 2026	76
Table 16-1: Rock Geotechnical Classification	81
Table 16-2: McArthur River Main Underground Mobile Equipment	91
Table 16-3: McArthur River Main Surface Mobile Equipment	91
Table 16-4: McArthur River Mine Annual Production Forecast	97
Table 16-5: Key Lake Mill Annual Production Forecast	97
Table 17-1: Energy and Key Reagent Requirements at 22 Million Pounds U3O8 per Year	105
Table 19-1: Expected Average Realized Uranium Prices by Year	115
Table 21-1: McArthur River Capital Cost Forecast by Year – 100% Basis	124
Table 21-2: McArthur River Operating Cost Forecast by Year	124
Table 22-1: McArthur River Mine Economic Analysis – Cameco’s Share	126

v

Figures

Figure 1-1: Annual Mine and Mill Production Forecast	9
Figure 4-1: McArthur River Operation Location	17
Figure 4-2: Mineral Lease and Mineral Claims	20
Figure 4-3: Surface Lease, Mineral Lease and Mineral Claims	21
Figure 4-4: Map of Mine Facilities and Surface Lease Boundary	23
Figure 5-1: McArthur River Site – Regional Location and Roads	25
Figure 6-1: Map of P2 Grid and Discoveries on the Mineral Lease and Mineral Claims	30
Figure 7-1: Geological Map of Northern Saskatchewan and McArthur River Mineral Claims	33
Figure 7-2: McArthur River Deposit – Schematic Cross-section Looking Northeast	35
Figure 7-3: Orthogonal View of the P2 Reverse Fault and Mineralized Zones	36
Figure 7-4: Orthogonal View of Underground Development and Mineralized Zones Looking Northwest	38
Figure 7-5: Geological Section Looking North (9210N)	40
Figure 10-1: Surface Drillholes Location Map – Southwest	47
Figure 10-2: Surface Drillholes Location Map – Northeast	48
Figure 10-3: Typical Underground Drillhole Spacing – Section Looking Mine Grid North	49
Figure 10-4: Map of Underground Exploration Drilling	50
Figure 11-1: Assay GT compared to eU3O8 GT	53
Figure 11-2: Historical Density Correlation	54
Figure 11-3: BL2A, BL3, BL4 and BL5 Standards	56
Figure 11-4: CL-1, CL-2, CL-3, CL-4 and CL-5 Standards	57
Figure 11-5: Pulp Duplicate AR-ICP Results	58
Figure 14-1: Orthogonal View of Underground Development and Mineralized Zones	65
Figure 14-2: Zone 1 Mineral Resource Classification Relative to Drillhole Composites – Long Section View (Looking West)	70
Figure 14-3: Zone 1 Mineral Resource Classification Relative to Drillhole Composites – 8310N Section View (+/- 5m Window, Looking North)	71
Figure 16-1: Probe & Grout and Freeze Drilling as of September 30, 2026	79
Figure 16-2: Typical Geological Cross-Sections of Zone 4 & Zone B (Looking Mine Grid North)	82
Figure 16-3: General Mine Layout (oblique view looking north-west)	85
Figure 16-4: Annual Mine Development Summary	87
Figure 16-5: Planned Future Mine Development	87

Figure 16-6: Current Freeze Wall Status as of September 30, 2026	88
Figure 16-7: 530m Level Plan View with Sketch of Current and Future Freeze Areas	89
Figure 16-8: Section Schematic looking North (Mine Grid) of Zone B showing Typical Freeze Wall and Ore Extraction Methods	95
Figure 16-9: Annual Mine and Mill Production Forecast	96
Figure 16-10: Life of Mine Annual Production Schedule by Zone	98
Figure 17-1: McArthur River Ore – Block Flowsheet	102
Figure 22-1: McArthur River Mine Economic Sensitivity Analysis	127
Figure 24-1: Chart Showing Two Inflow Events against Historical Water Discharge	130

Units of measure and abbreviations

3D	three-dimensional

%	percent

°	degrees

°C	degrees Celsius

cfm	cubic feet per minute

d	day

eU3O8	equivalent uranium oxide

g	grams

h	hours

ha	hectares (10,000 square metres)

hp	horsepower

Hwy	highway

IRR	internal rate of return

kg	kilograms

KLJV	Key Lake Joint Venture

km	kilometres

km/h	kilometres per hour

km2	square kilometres

L	litre

LLRD	long-lived radioactive dust

lbs	pounds

M	million

Mt	million tonnes

m	metres

m3	cubic metres

m3/h	cubic metres per hour

m3/s	cubic metres per second

MASL	metres above sea level (elevation)

MRJV	McArthur River Joint Venture

mm	millimetres

MPa	megapascal

MW	megawatts

N	newton

NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects

NPV	net present value

Pa	pascal (Newtons per square metre)

psi	pounds per square inch

QP	Qualified Person for the purposes of NI 43-101

RLJV	Read Lake Joint Venture

SX	solvent extraction

t	tonnes (metric)

t/h	tonnes per hour

t/d	tonnes per day

t/a	tonnes per year

U	uranium

% U	percent uranium (% U x 1.179 = % U3O8)

U3O8	uranium oxide (yellowcake)

% U3O8	percent uranium oxide (% U3O8 x 0.848 = % U)

$Cdn	Canadian dollars

$US	US dollars

$/t	Canadian dollars per tonne

$US/lb	US dollars per pound

$US/t	US dollars per tonne

>	greater than

<	less than

1	Summary

1.1	Preamble

McArthur River mine production began in the fourth quarter of 1999 and entered commercial production November 1, 2000. In January 2018, production activities were suspended at McArthur River mine and Key Lake mill for approximately four years due to continued weakness in the global uranium market. In February 2022, as market conditions improved and long-term contracting activity increased significantly, Cameco and its joint venture partner, Orano Canada Inc. (Orano) announced the planned restart of both operations. Following the completion of automation upgrades and restart preparations, the operations were officially restarted in November 2022.

This technical report supersedes the McArthur River Operation technical report filed in March of 2019 (2018 Technical Report). It incorporates updated technical and scientific information, and reflects operational knowledge and experience gained since the restart of operations.

Key highlights of this report include:

•

Cameco has updated the mineral reserve and mineral resource estimates for the McArthur River mine. Cameco’s attributable share of the mineral reserves changed from 241.9 million pounds U3O8 as of December 31, 2025 to 241.4 million pounds U3O8 as of September 30, 2026. The changes to the mineral reserve estimates are primarily due to 2026 packaged production of 6.8 million pounds U3O8 partially offset by the addition of 5.8 million pounds U3O8 of proven reserves (Cameco’s share) from Zone B following the incorporation of new drilling results. The McArthur River production schedule has been updated to incorporate the additional mineral reserves.

•

Production schedules in this report assume a ramp-up of annual production to 22 million pounds by 2030, after which an average production level of 22 million pounds is maintained. Assessments indicate that after the ramp-up period, the sites’ facilities will have the capacity to produce at a sustained average annual production rate of 22 million pounds with the flexibility to produce up to a peak of 25 million pounds. Actual annual production is expected to vary in the range of 18 million to 25 million pounds, depending on contract commitments, mining cycles, non-routine maintenance timing and unplanned events.

•

As part of Cameco’s annual planning and budget cycle, production plans for the subsequent one-year period are approved, with disclosure of the one-year outlook being provided in Cameco’s annual management’s discussion and analysis. As such, formal production plans have not been approved or disclosed beyond 2026.

•	Based on the current assumed production schedule, Cameco estimates that McArthur River will have a remaining mine life of approximately 17 years. See Section 16.4 for more details.

•

Cameco’s share of the total estimated life of mine capital costs for the McArthur River and Key Lake Operations is $1.47 billion compared to $658 million in the 2018 Technical Report. The increase is related to increases in contract labour rates and material costs and the joint venture’s decision to pursue upward production flexibility at the mine and mill. See Section 21.1 and Table 21-1 for more details.

•

Operating costs for the MRJV are estimated to average $24.03 per pound U3O8 over the mine life. This is a significant increase from the estimate of $14.97 per pound U3O8 in the 2018 Technical Report. The increase in operating costs is related to increased maintenance costs, general inflation on labour and input costs as well as an increase in expected workforce. See Section 21.2 for more details.

1.2	Introduction

McArthur River is an underground uranium mine located in northern Saskatchewan’s Athabasca Basin. It contains the world’s largest known high-grade uranium deposit and has extracted approximately 386 million

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 1

pounds U3O8 since the start of production in 1999. Cameco is the operator. McArthur River is owned by the MRJV participants.

•	Cameco Corporation (Cameco) (69.805%)

•	Orano Canada Inc. (30.195%)

1.3	Property tenure

The mineral property consists of one mineral lease, totaling 1,338.474 ha (Mineral Lease or ML 5516), and 28 mineral claims (Mineral Claims), totaling 85,908.392 ha. The mineral lease and mineral claims are contiguous.

ML 5516, which hosts the McArthur River deposit, sits on the northwestern edge of the Mineral Claims (Figure 4-2). The right to mine this uranium deposit was acquired under this Mineral Lease. A small portion of the reported mineral reserves crosses onto the adjacent Read Lake Claim (CBS 8927) which is owned by the Read Lake Joint Venture.

The Mineral Lease expires in March 2034 with a right to renew for successive 10-year terms absent a default by the MRJV. Based on previous work submitted and approved by the Province of Saskatchewan, title to the Mineral Claims is secured until 2028 or later.

The surface facilities and mine shafts for the McArthur River Operation are located on lands owned by the Province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the Province of Saskatchewan. The lease presently covers approximately 1,425 ha and expires in May 2043.

See Section 4.2 and 4.3 for further detail.

1.4	Location and site description

The McArthur River mine is a fully developed property located near Toby Lake in northern Saskatchewan, approximately 620 kilometres north of Saskatoon. The McArthur River mine site is compact, with the principal mine surface facilities occupying an area of approximately one km2, excluding the nearby airstrip and camp facilities.

The McArthur River mine site contains all the services and infrastructure to support a remote underground mining operation. Site infrastructure includes a 1.6 kilometre long gravel airstrip and air terminal, permanent camp facilities, administration and maintenance buildings, warehouse facilities, water containment ponds and a water treatment plant, freeze plant, concrete batch plant, one full-service shaft and two ventilation shafts, site roads, electrical substations and backup generators, an ore slurry load out facility, freshwater pump house and water distribution systems plus other ancillary infrastructure and support buildings.

Access to the McArthur River property is by an all-weather road and by air. Supplies are transported to the site by truck on a year-round basis and can be shipped from locations throughout North America through Cameco’s transit warehouse in Saskatoon. An 80-kilometre gravel road connects the mine site and the Key Lake Operation. Calcined uranium ore concentrate is shipped year-round by truck from the Key Lake Operation to Saskatoon and other destinations. The unpaved airstrip and terminal are located approximately one kilometre east of the mine site within the surface lease and provide air access to and from the McArthur River property.

The regional topography and the environmental setting are typical of the taiga forested terrain of the Athabasca Basin area of northern Saskatchewan. Surface facilities are at an elevation of approximately 550 metres above sea level.

McArthur River has sufficient surface rights to meet all its current mining operation needs. No tailings management facilities are required as McArthur River mineralization is sent to the Key Lake mill for processing.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 2

See Sections 4.1, 5 and 18 for further detail.

1.5	Geology and mineralization

The McArthur River uranium deposit is located approximately 40 km west of the eastern margin of the Athabasca Basin of northern Saskatchewan (Figure 7-1). Like other major uranium deposits of the basin, it is located at or near the unconformity contact separating late Paleoproterozoic sandstone of the basal portion of the Athabasca Group from Paleoproterozoic metasedimentary gneisses and migmatites of the Wollaston Group which are interfolded with Archean granitoid gneisses.

High-grade uranium mineralization has been delineated from surface drilling over a strike length of 2,700 metres, occurring at depths ranging between 500 to 640 metres below surface. Underground drilling programs have covered approximately 2,300 metres of this overall strike length.

Mineralized widths are variable along strike, but the most consistent, high-grade mineralization occurs proximal to the main graphitic reverse fault by the upthrust basement rock. Less consistent and generally lower grade mineralization occurs downdip along this fault contact between basement rock and sandstone. The main part of the mineralization, generally at the upper part of the basement wedge, averages 12.7 metres in width and has a vertical extent ranging between 50 and 120 metres.

Nine mineralized areas at the McArthur River deposit have been well defined with underground drilling, namely Zones 1, 2, 3, 4, 4 South, Zone A, Zone B, McA North 1 and McA North 2.

Three other mineralized areas, known as McA North 3, McA North 4 and McA South 1, have not been well defined by surface or underground drilling.

The P2 reverse fault, also known as the P2 structure, is the most important mineralization control for the McArthur River deposit. Mineralization occurs across a zone of strongly altered basement rocks and sandstone across both the unconformity and the P2 structure. Mineralization is generally within 15 metres of the unconformity contact except for Zone 2. Less significant zones of mineralization may occur further from the unconformity, usually in the sandstone and are associated with subsidiary fracture/fault zones or along the margins of flat lying siltstone beds.

Zone 2 mineralization occurs deeper in the basement rocks in a unique area of the deposit. Here a footwall quartzite unit lies near the main P2 fault zone, and high-grade mineralization occurs not only in the hanging wall basement wedge but also overlies the footwall quartzite. Most of this zone has now been mined out.

In general, the high-grade mineralization, characterized by botryoidal uraninite masses and subhedral uraninite aggregates, constitutes the earliest phase of mineralization in the deposit. Pyrite, chalcopyrite, and galena were also deposited during this initial mineralizing event. Later stage, remobilized uraninite occurs as disseminations, veinlets, and fracture coatings within chlorite breccia zones and along the margins of silt beds in the Athabasca sandstone and lower quartzite unit.

1.6	Exploration

Cameco, through one of its predecessor companies, the Saskatchewan Mining Development Corporation (SMDC), became operator of the McArthur River project in 1980. Surface exploration programs, ranging from small line cutting crews to large helicopter supported drilling and prospecting camps, were active from 1980 through to 1992.

In the summer of 1988, drilling was completed along the northern portion of an electromagnetic conductor. The last hole of the year, MAC-198, encountered an up thrusted basement/sandstone contact before intersecting a 10-metre-thick zone of high-grade mineralization. Subsequent surface drilling programs in 1989, 1990, 1991, and 1992 delineated the mineralization over a strike length of 1,700 metres at depths ranging between 500 to 640 metres below surface.

In 1993, an underground exploration program, consisting of shaft sinking, lateral development, and diamond drilling was approved by government agencies. The first shaft was completed in 1994. Approvals for mine

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 3

construction and development were obtained in 1997. Construction and development of the McArthur River mine was completed on schedule and mining commenced in December 1999. Commercial production was achieved on November 1, 2000.

As of September 30, 2026, 197 surface drillholes totaling more than 121,000 metres, comprising a combination of conventional and directional diamond drilling, have tested the P2 structure at intervals of 300 metres or less for a distance of 5.0 km northeast and 6.4 km southwest of the mine, respectively. Starting in 2016, exploration efforts mostly shifted away from the P2 trend to the northern part of the property.

Since 1994, underground drilling programs have covered approximately 2,300 metres of overall strike length, with over 1,500 underground drillholes, totaling more than 141,000 metres, providing detailed delineation information over 1,800 metres of strike length with target spacing of approximately 10 metres on average between holes. Additionally, over 8,500 additional underground drillholes, totaling more than 471,000 metres, were drilled for geotechnical information; probe and grout covers; service and drain holes; production and freeze holes.

1.7	Mineral resources and mineral reserves

The mineral resource and mineral reserve estimates are based on approximately 50 mineralized drillholes from surface, 1,227 mineralized drillholes and blastholes from underground, and 26 mineralized freeze or dewatering holes.

The McArthur River mineral resources, exclusive of mineral reserves, with an effective date of September 30, 2026 is shown in Table 1-1. Biman Bharadwaj, P. Eng., Gregory M. Murdock, P. Eng., Keith Perry, P.Eng. and Alain D. Renaud, P. Geo., each with Cameco, are the qualified persons within the meaning of NI 43-101 for the purposes of the mineral resource estimates.

Table 1-1: Summary of Mineral Resources as of September 30, 2026

Category	Total tonnes (x 1,000)	Grade % U3O8	Total M lb U3O8	Cameco’s share M lb U3O8
Measured	96.5	1.86	4.0	2.8
Indicated	65.4	2.14	3.1	2.2

Total Measured & Indicated	161.9	1.97	7.0	4.9
Inferred	27.0	1.30	0.8	0.5

Notes:	(1)	Cameco reports mineral reserves and mineral resources separately. Reported mineral resources do not include amounts identified as mineral reserves. Totals may not add up due to rounding.

(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)	Cameco’s share is 69.805% of total mineral resources on the McArthur River property. All mineral resources on the RLJV side of the property boundary have been converted to mineral reserves.

(4)

Inferred mineral resources are estimated using limited geological evidence and sampling information. We do not have enough confidence to evaluate their economic viability in a meaningful way. You should not assume that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource, but it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

(5)

Reasonable expectation for eventual economic extraction of the mineral resources is based on a constant dollar average uranium price of $75.00 (US) per pound U3O8 with a $1.00 US = $1.25 (Cdn) fixed exchange rate, mining and process recoveries, production costs, royalties and mineralized area tonnage, grade, and spatial continuity considerations.

(6)	Mineral resources are estimated using a minimum mineralized thickness of 1.0 metre and at a minimum grade of 0.50% U3O8 based on the use of blasthole and raisebore underground mining methods.

(7)	The mineralized lenses have been interpreted from drillhole information on vertical cross-sections or with 3D implicit modelling.

(8)	Mineral resources have been estimated with no allowance for mining dilution and mining recovery.

(9)	Mineral resources were estimated using 3D block models.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 4

(10)	Results from the ongoing Zone A drilling program are not reflected in the above mineral resources. Based on the results to date, we do not expect future changes to be material.

(11)

Outside of factors described in Section 15.4, there are no known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other relevant factors that could materially affect the above estimate of mineral resources.

The McArthur River mineral reserves, with an effective date of September 30, 2026, are shown in Table 1-2. Biman Bharadwaj, P. Eng., Daley McIntyre, P. Eng., Gregory M. Murdock, P. Eng., Keith Perry, P.Eng. and Alain D. Renaud, P. Geo., each with Cameco, are the qualified persons within the meaning of NI 43-101 for the purposes of the mineral reserve estimates.

Table 1-2: Summary of Mineral Reserves as of September 30, 2026

Reserve Category	Total tonnes (x 1,000)	Grade % U3O8	Total M lb U3O8	Cameco’s share M lb U3O8
Proven	2,089.9	6.43	296.3	206.8
Probable	438.0	5.13	49.5	34.6

Total Reserves	2,527.9	6.21	345.8	241.4

Notes:	(1)	Cameco reports mineral reserves and mineral resources separately. Totals may not add up due to rounding.

(2)	Mineral reserves are not adjusted for the estimated metallurgical recovery of 99.2%.

(3)	Key Lake mineralized blend material (Deilmann, Gaertner and cobble ore) are not included in the mineral reserves.

(4)	Cameco’s share of total mineral reserves is 69.805% on the McArthur River property and 78.241% on the Read Lake property.

(5)	The Read Lake portion of mineral reserves (100% basis) is 3,300 tonnes at a grade of 3.39% U3O8 for 0.2 million pounds proven reserves.

(6)

Mineral reserves have been estimated based on the use of raisebore mining with an assumed 97.5% recovery and blasthole stope mining with a 99.0% recovery. Raise and stope shapes have allowances for expected waste (34% average) and backfill (6% average) dilution.

(7)	An average price of $70 (US) per pound of U3O8 was used to estimate the mineral reserves with an exchange rate of $1.00 (US) = $1.28 (Cdn).

(8)

Other than the factors described in Section 15.4 there are no other known mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the above estimate of mineral reserves.

1.8	Mining

The McArthur River deposit presents unique challenges that are not typical of traditional hard or soft rock mines. These challenges are the result of mining in or near high pressure ground water in challenging ground conditions with significant radiation hazards due to the high-grade uranium mineralization. Mining methods are selected on their ability to mitigate risks associated with these challenges.

To reduce the inherent risk of an inflow, the high-pressure water sources are isolated from active development and production areas. To date, McArthur River has relied on pressure grouting and ground freezing to successfully mitigate groundwater risks.

Probe and grout covers are maintained ahead of the development face to gather geological, geotechnical, hydrological and radiological information. Water intersections are pressure grouted to seal off or restrict water-conductive structures.

Ground freezing is used to isolate entire mine zones from high pressure ground water. To achieve this, a freeze shell is made of interlocking freeze walls and is anchored into non-water-bearing basement rock. Once a freeze wall is established, the area is depressurized and drained. Development and ore extraction can proceed within the inside of the freeze walls, with a significantly lowered water inflow risk. Ground freezing is also used for ground strengthening in specific areas with very low rock strengths.

There are three approved mining methods at McArthur River: raisebore mining, blasthole stope mining and boxhole mining. However, only raisebore and blasthole stope mining remain in use.

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Raisebore mining has been in use since 1999. It is suitable for massive high-grade zones where there is access both above and below the ore zone. The raise opening created by mechanical cutting has an increased stability compared to traditional mining, making this method preferred for mining the weaker rock mass areas of the deposit. In addition, holes can be drilled accurately over a long distance, eliminating the need for sublevel access. Waste and ore can be easily separated by bucket scanning.

Blasthole Stoping began in 2011 as a test program and was approved by the Canadian Nuclear Safety Commission (CNSC) as an extraction method in November 2013. Since approval, the use of this method has expanded to the point where most of the ore is now extracted using this method.

Blasthole stoping is planned in areas where blastholes can be accurately drilled and small stable stopes excavated without jeopardizing the freeze wall integrity. Blasthole stope mining has shown an advantage over raisebore mining on overall extraction efficiency by reducing underground development, concrete consumption, mineralized waste generation, and improving overall extraction cycle time.

There are currently three active mine zones and one significantly advanced:

Zone 2: Zone 2 has been actively mined since production began in 1999 and is near completion with 2.1 million pounds of mineral reserves remaining secured behind freeze walls. The remaining reserves will be recovered with a combination of raisebore and blasthole stope mining.

Zone 4: Zone 4 has been actively mined since 2010 and has 66.2 million pounds of mineral reserves secured behind freeze walls.

Remaining ore on the north and south sides of Zone 4 (17.2 million pounds of mineral reserves) where the ground conditions are more favourable will be mined using blasthole stope mining.

The central portion of Zone 4 (49.0 million pounds of mineral reserves), where the ground conditions are notably more challenging due to the presence of massive clay and highly fractured rock, will be mined by raisebore mining with mass freezing for ground stabilization. Both development and production mining will be slower than other mine areas due to the additional controls and steps required for safe development and extraction.

Zone 1: Production began in June 2026 after sufficient development and construction was completed to allow one production area to be activated. Full development is expected to be complete in 2027. Zone 1 has 46.4 million pounds of mineral reserves secured behind freeze walls. Blasthole stope mining is planned as the main extraction method.

Zone 4 South: Zone 4 South is an extension of Zone 4; however, average grades are more than three times lower. The upper freeze wall cap has been drilled, activated and is currently freezing. Most of the lower freeze wall development has been completed and freeze drilling is actively in progress. Zone 4 South has a mineral reserve of 57.5 million pounds and is the next zone scheduled to come into production (expected late 2029). Blasthole stope mining is currently planned as the main extraction method.

1.9	Processing

The McArthur River mine and associated ore processing facilities, including the Key Lake mill, are licensed to produce up to 25 million pounds U3O8 annually. McArthur River produces two feed streams for subsequent processing at Key Lake: high-grade uranium ore slurry and low-grade mineralization material. Both streams are transported to the Key Lake mill, where they are processed to produce calcined uranium ore concentrate.

High-grade ore is processed underground at McArthur River by grinding run-of-mine-ore underground with process water and thickening. The resulting high-grade slurry is pumped to surface and, following blending and further thickening, is loaded into slurry transport trucks for shipment to the Key Lake mill.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 6

Low-grade mineralization is hoisted to surface at McArthur River and placed on the low-grade mineralization storage pads. This material is subsequently hauled by truck to the Key Lake low-grade mineralization blend pads for processing through the Key Lake milling circuit.

At Key Lake, McArthur River low-grade mineralization, together with legacy low-grade mineralized waste stored at Key Lake, is ground with process water, slurried and thickened. This material is then blended with the McArthur River high-grade slurry to a nominal 5% U3O8 mill feed grade. All downstream uranium processing—from leaching to calcined uranium ore concentrate packaging—along with tailings treatment and disposal, is completed at Key Lake.

The Key Lake mill is owned by the KLJV and operated by Cameco. The KLJV partners are:

•	Cameco (83.333%); and

•	Orano (16.667%)

The KLJV has entered a toll milling agreement with Orano for the processing of Orano’s share of McArthur River mineral reserves at the Key Lake mill. Cameco does not have a formal toll milling agreement for the processing of its share of McArthur River reserves. Section 19.2 provides further discussion of the Orano toll milling agreement.

A multi-year program of targeted plant modifications, equipment replacements and infrastructure upgrades is underway at Key Lake to improve mill capacity, reliability and operational flexibility. The program includes replacement of the calciner and ammonium sulphate crystallization systems, additional leaching capacity, and upgrades to counter-current decantation (CCD), yellowcake handling, tailings, utility, electrical and process-control systems. These upgrades are in various stages of execution and commissioning and are planned to be completed progressively through 2027.

Production is planned to ramp up over the 2026 to 2029 period as operations stabilize and the mill upgrade program is completed. Beginning in 2030, the Key Lake mill is assumed to process McArthur River mineral reserves at an average annual production rate of 22 million pounds U3O8. The mill upgrades are intended to support reliable operation at the planned production rates while maintaining the operational flexibility to produce up to the licensed capacity of 25 million pounds U3O8 per year.

1.10	Environmental assessment and licensing

The McArthur River Operation has regulatory obligations to both the federal and provincial governments. Being a nuclear facility, primary regulatory authority resides with the federal government and its agency, the CNSC. The main regulatory agencies that issue permits/approvals and inspect these operations are the CNSC (federal), Ministry of Labour Relations and Workplace Safety (provincial) and the Ministry of Environment (SMOE) (provincial). Other agencies that have an interest with respect to environmental monitoring programs and activities that may impact water ways are Environment and Climate Change Canada (ECCC) (federal) and the Department of Fisheries and Oceans Canada (federal).

There are three key permits that must be maintained to operate the McArthur River Operation. Cameco holds a “Uranium Mine Licence” from the CNSC, an “Approval to Operate Pollutant Control Facilities” from the SMOE and a “Water Rights Licence and Approval to Operate Works” from the Saskatchewan Water Security Agency. These permits are current. The CNSC operating licence was renewed for a 20-year term in 2023 and expires on October 31, 2043. The SMOE Approval to Operate Pollutant Control Facilities was renewed in 2023 and expires on June 30, 2028. The Water Security Agency permit was obtained in 1993 and was last amended in 2011. It is valid for an undefined term.

The Key Lake Operation is regulated in a similar manner as the McArthur River mine and as such has regulatory obligations to both the federal and provincial governments. There are three key permits that must be maintained to operate the Key Lake uranium mill. Cameco holds a “Uranium Mill Licence” from the CNSC, an “Approval to Operate Pollutant Control Facilities” from the SMOE and a “Water Rights License to Use Ground Water and Approval to Operate Works” from the Saskatchewan Water Security Agency. These permits are

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 7

current. The SMOE Approval to Operate Pollutant Control Facilities was renewed in 2021 and expires on November 30, 2029. The CNSC operating licence was renewed for a 20-year term in 2023 and expires on October 31, 2043. The Water Security Agency permit was last amended in 2008 and is valid until April 1, 2032.

Cameco initiated an environmental assessment (EA) in 2010 for the Key Lake mill to extend the operational life of the Key Lake mill and establish it as a regional mill, by increasing the tailings capacity and licensed annual production rate to 25 million pounds U3O8. The environmental impact statement (EIS) received federal and provincial approval in 2014. The CNSC licence condition handbook for Key Lake was amended in 2015 to authorize the increased production rate.

Following these approvals for Key Lake, in 2015, Cameco applied to increase the maximum annual production limit at the McArthur River mine to 25 million pounds U3O8. Later that year, this application received CNSC approval and Ministerial Approval from the province of Saskatchewan. The CNSC licence condition handbook for McArthur River was amended to authorize the increased production rate.

1.11	Key Lake tailings management

There are two tailings management facilities at the Key Lake Operation:

•	An above ground tailings management facility constructed in 1983, where tailings are stored within compacted till embankments. Cameco has not deposited tailings here since 1996.

•	The Deilmann tailings management facility (DTMF) was commissioned in 1996 following completion of mining in the eastern portion of the Deilmann pit in 1995.

Beginning in 2001, periodic sloughing of the western pit walls of the DTMF was observed. Cameco subsequently implemented the West Wall Stabilization Project, which was completed in 2013, to provide long-term stabilization of the western pit wall and maintain the integrity and performance of the facility. Subsequent slope-remediation work was completed in the south-side area in 2016 and on the northeast slope in 2019. The DTMF continues to be actively managed and monitored through established geotechnical, water-management and environmental monitoring programs.

The DTMF has sufficient tailings capacity for the reported McArthur River mineral reserves with excess capacity to accommodate conversion of McArthur River’s mineral resources to mineral reserves and possible future toll-milling opportunities from other mines.

1.12	Production plan

The McArthur River production schedule assumes a production ramp up to an average sustained mine rate of 22 million pounds U3O8 per year by 2030. Based on the current assumed production schedule, Cameco estimates that McArthur River will have a mine life of approximately 17 years. See Figure 1-1.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 8

Figure 1-1: Annual Mine and Mill Production Forecast

Notes:	(1)

McArthur mine production includes year-to-date mined as of September 30, 2026, plus all unmined reserves. Expected mineralized development waste (244,000 tonnes at a grade of 0.12% U3O8) and broken ore inventory as of December 31, 2025, are not included in the mined production.

(2)

Key Lake packaged production includes uranium from all mill feed sources (McArthur River broken inventories, McArthur River unmined reserves, expected mineralized development waste plus Key Lake low-grade mineralization remaining from the Deilmann and Gaertner pits).

(3)	As of September 30, 2026, year-to-date actual mined and packaged production is 10.5 million and 9.9 million pounds U3O8 respectively.

(4)

As part of Cameco’s annual planning and budget cycle, production plans for the subsequent one-year period are approved, with disclosure of the one-year outlook being provided in Cameco’s annual management’s discussion and analysis. As such, formal production plans have not been approved or disclosed beyond 2026.

(5)

In the Q3 MD&A, Cameco’s 2026 packaged production outlook range for Key Lake / McArthur River was 14.0 million to 14.5 million pounds U3O8. A production level of 14.3 million pounds U3O8, representing the centre of that forecast range, was used in this technical report.

1.13	Economic analysis and costs

The economic analysis for the McArthur River Operation is based upon the current mine plan which considers mining and milling the reported mineral reserves. The analysis does not include any estimates involving the mining and milling of mineral resources.

The analysis is from the point of view of Cameco, which owns 69.805% of the MRJV, and incorporates a projection of Cameco’s sales revenue from its proportionate share of the related production, less its share of related operating and capital costs of the MRJV, as well as royalties and surcharges that will be payable on the sale of concentrates.

For the purpose of the economic analysis, the projected impact of income taxes has been excluded due to the nature of the required calculations. McArthur River operates as an unincorporated joint venture and is, therefore, not subject to direct income taxation at the joint venture level. It is not practical to allocate a resulting income tax cost to Cameco’s portion of the McArthur River Operation, as Cameco’s tax expense is a function of several variables, most of which are independent of its investment in McArthur River.

The economic analysis resulted in an estimated pre-tax NPV (at a discount rate of 8%) to Cameco for net cash flows from January 1, 2026 forward of $5.86 billion for its share of the current McArthur River mineral reserves.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 9

Using the total capital invested to December 31, 2025, along with the operating and capital estimates for the remainder of the mineral reserves, the pre-tax IRR has been estimated to be 11.9%.

Operating costs for the MRJV are estimated to average $24.03 per pound U3O8 over the mine life. This is a significant increase from the estimate of $14.97 per pound U3O8 in the 2018 Technical Report. The increase in operating costs is related to increased maintenance costs, general inflation on labour and input costs as well as an increase in expected workforce. The operating cost projections are stated in 2026 constant dollars and assume the throughput described in Section 16.4.

The total remaining estimated life-of-mine capital cost for McArthur River mine and Key Lake mill is $2.11 billion (Cameco share - $1.47 billion), compared to $941 million (Cameco share - $658 million) shown in the 2018 Technical Report. The increase is attributable to increases in contract labour rates and material costs and the joint venture’s decision to pursue upward flexibility at the mine and mill operating sites.

1.14	Mining and milling risks

The McArthur River/Key Lake operation is subject to mining, milling and infrastructure risks that could adversely affect production, costs and, in some circumstances, mineral reserve recovery. Principal risks include water inflows, transition delays to new mining areas, geotechnical and mine rehabilitation, productivity performance, plant and system availability, aging infrastructure and reliability, processing and tailings-system reliability, labour relations and availability of skilled personnel, and long-term power availability. These risks are managed through mine design, engineering and operating controls, monitoring, improvement initiatives, preventative and predictive maintenance and operational experience; however, they have not been eliminated, and mitigation measures may not be fully effective.

Specific mining and milling risks are described in more detail in Section 24.3.

1.15	Conclusions and recommendations

Conclusions

McArthur River is a mature operation that has extracted approximately 386 million pounds of U3O8 since 1999. As of September 30, 2026, Cameco’s share of the mineral reserves is estimated to be 241.4 million pounds U3O8. Cameco estimates that McArthur River will have a mine life of approximately 17 years, based on the assumed production ramp-up to 22 million pounds annually by 2030.

The Key Lake mill has packaged approximately 383 million pounds of U3O8 since the start of mining at McArthur. The McArthur River mine continues to represent a significant economic source of feed material for the Key Lake mill and is forecast to produce a further 354 million packaged pounds U3O8. At the forecast average realized uranium price used in the economic analysis, Cameco estimates it will receive substantial positive net cash flows from its share of McArthur River production.

Operating costs for the MRJV are estimated to average $24.03 per pound U3O8 over the mine life. This is a significant increase from the estimate of $14.97 per pound U3O8 in the 2018 Technical Report.

Cameco’s share of the total estimated life of mine capital costs for the McArthur River and Key Lake Operations is $1.47 billion compared to $658 million in the 2018 Technical Report.

The economic analysis shows a NPV (at a discount rate of 8%) of $5.86 billion for operations from January 1, 2026 forward. Total cash flows, including spending to December 31, 2025, result in an IRR of 11.9%.

The McArthur River deposit is generally well delineated and shows limited mineral resource discovery potential within the immediate mine footprint. Target areas along the P2 trend, including McA South 1, McA North 3 and McA North 4, represent the primary remaining targets for mineral resource expansion and will need to be drilled in future years.

Cameco’s Key Lake mill has sufficient tailings capacity for the reported McArthur River mineral reserves with excess capacity to accommodate conversion of McArthur River’s mineral resources to mineral reserves plus possible future toll-milling opportunities from other mines.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 10

The McArthur River/Key Lake operations are subject to mining, milling and infrastructure risks that could adversely affect production, costs and, in some circumstances, mineral reserve recovery. These risks are managed through mine design, engineering and operating controls, monitoring, improvement initiatives, preventative and predictive maintenance and operational experience. Cameco has demonstrated that the challenging conditions associated with mining the McArthur River deposit can be managed and operational experience gained since the start of commercial production has resulted in a significant reduction in risk.

To achieve the production plan presented in this report, successful completion of the planned capital investments and operational performance improvements are required.

Recommendations

The McArthur River mine/Key Lake mill are mature operations and continue to supply a significant volume of uranium to world markets. To realize the economic benefits from these operations and to mitigate risk, the authors of this technical report make the following recommendations:

Metallurgical processing: It is recommended that a mineralogical and metallurgical analysis be completed on future mining areas to validate the forecast metallurgical and environmental performance assumptions.

Mineral resources and reserves: The McArthur River Operation estimated mineral reserves have proven, thus far, to be slightly conservative with more pounds of U3O8 and tonnage extracted than predicted. Over the years, the mineral reserve model has been calibrated as required to better predict actual production results. Continued review of mineral resource models, mining recovery and dilution modifying factors and monitoring of production data against model expectations is recommended as additional data is collected.

Given the size of the current proven and probable mineral reserve inventory and the forecast rate of production, the authors of this technical report are of the opinion that the current exploration plan to delineate Zones A, McA South 1, McA North 3 and McA North 4 cannot be deferred but is sufficient and does not require acceleration.

Mine recovery: McArthur River assumes ore recoveries of 97.5% for raisebore mining and 99.0% for drill and blast stope mining which may be considered high and has not been fully validated against actual recoveries of mined out areas.

It is recommended that recovery assumptions be further assessed, documented and peer-reviewed plus recommendations made prior to the next life-of-mine update. Any potential assumption changes in recovery are not expected to be significant but may result in a slight reduction in mineral reserves.

Continuous improvement plan: The mine plan presented in this report assumes that continuous improvement and optimization continue to occur at the McArthur River Mine site. Rates and assumptions assumed are considered reasonable, however, all operational performances are not currently at these levels. Areas that are recommended for specific improvement focus are the following:

•	Long-hole drill and blast cycle improvement

•	Concrete delivery improvement including two product delivery to support equal prioritization of development and production activities

•	Development productivity improvement

•	Freeze drilling productivity improvement

•	Ventilation management improvement including full implementation and use of vent-on-demand

Plant and system availability validation: Limited actual plant and system availability was available at the time of the report. Assumptions used for availability were considered reasonable but could not be validated. At higher production rates, plant and system availability becomes more critical, and production constraints may occur if actual availability is less than what was assumed. It is recommended that plant and system availability be formally tracked and monitored against the schedule assumptions in the following areas:

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 11

•	Grinding

•	Shaft / Skipping

•	High-Grade Trucking System (slurry loadout, haul road, ore receiving, haul trucks)

•	Concrete Delivery System (batch plant, slick lines, underground distribution)

If plant or system availability is predicted to become a confirmed constraint, then improvement actions are recommended to be taken.

Schedule contingency: To successfully achieve the assumed production schedule, Cameco must continue to successfully transition into new mining areas. Failure to successfully transition to a new mine area as scheduled could delay or reduce production, which could have a material and adverse effect on Cameco’s earnings, cash flows and financial condition.

It is therefore recommended that development of new mine areas start early and carry formal contingency time to account for unplanned events (water inflows, geotechnical challenges, ground freezing delays, etc.) that may occur over the time required to develop and transition a new mine area into production.

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2	Introduction

2.1	Introduction and purpose

The McArthur River Operation is a material property for Cameco under Canadian securities laws.

This technical report has been prepared for Cameco by, or under the supervision of, internal qualified persons to provide updated scientific and technical information relating to the McArthur River Operation and supersedes the 2018 Technical Report.

This report has an effective date of September 30, 2026, and has been prepared in accordance with NI 43-101 by the following individuals:

•	Biman Bharadwaj, P.Eng., Principal Metallurgist, Technical Services, Cameco Corporation

•	Daley McIntyre, P.Eng., General Manager, Key Lake, Cameco Corporation

•	Gregory M. Murdock, P.Eng., Senior Advisor, Technical Services, Cameco Corporation

•	Keith Perry, P.Eng, General Manager, McArthur River, Cameco

•	Alain D. Renaud, P.Geo., Principal Resource Geologist, Technical Services, Cameco Corporation

These individuals are the qualified persons responsible for the content of this report. All five qualified persons have visited the McArthur River and Key Lake sites.

Biman Bharadwaj has over thirty years of experience as a process engineer, metallurgist, and mill operations manager in the uranium mining and milling industry. He spent more than eleven years in senior metallurgical and mill management roles at the Key Lake Operation, where he led and implemented process chemistry and control improvements that supported an increase in mill production capacity from approximately 14 million pounds U3O8 per year to rates exceeding 20 million pounds per year. Mr. Bharadwaj has direct experience with the processing of McArthur River ore and associated water treatment systems and continues to provide technical oversight and processing-focused input to uranium project evaluations and studies. His last site visit was in 2016.

Daley McIntyre has worked at the Key Lake Operation since 2002 and has been a practicing engineer for over 20 years. She has been general manager of the Key Lake Operation since 2022. Her relevant experience is primarily in the areas of environmental protection, regulatory compliance and operations management. Ms. McIntyre is present at the site each week for four consecutive days. Mill and project related inspections and monitoring activities are part of her work routines when at the site.

Gregory M. Murdock has worked at the mine site from 2002 to 2013 and 2016 to 2025 in various engineering, mine operations and management roles, including as general manager of both Key Lake and McArthur River. Underground and surface inspections and monitoring of operational and project activities were part of his work routine when at the sites. During this time and in his current role, Mr. Murdock has been involved with all aspects of McArthur River’s reserves estimates. His most recent site visit was in February 2026.

Keith Perry has been general manager of the McArthur River Operation since January 2026. He has been a practicing engineer for over 20 years in the areas of maintenance, projects and operations management. Mr. Perry has been in a management role in Cameco’s northern operations since 2008. He is present at the site each week for four consecutive days. Mine and project related inspections and monitoring activities are part of his work routines when at the site.

Alain D. Renaud has over 20 years of experience as a geoscientist in the uranium industry. He has been involved with the McArthur River Operation since 2016 and has visited the site on several occasions. Mr. Renaud’s last personal inspection of the McArthur River Operation occurred in June 2026 and included a review of drilling, radiometric probing, geological data quality assurance and quality controls (QA/QC), sampling and core storage facilities, historical exploration drill core, and evaluation of the mine production

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 13

reconciliation process. Mr. Renaud has been involved with all aspects of McArthur River’s mineral resource estimates and has reviewed its mineral reserve estimates.

2.2	Report basis

This report has been prepared with available internal Cameco data and information, and data and information prepared for the MRJV and KLJV. The principal technical documents and files relating to the McArthur River and Key Lake Operations that were used in preparation of this report are listed in Section 27.

All monetary references in this report are expressed in Canadian dollars, unless otherwise indicated. Illustrations (Figures) in this report are from Cameco, and are effective as of September 30, 2026, unless otherwise specified.

Location references within this technical report use three different coordinate systems: latitudes/longitudes, Universal Transverse Mercator (UTM) and mine grid. The UTM coordinates are calculated using the World Geodetic System (WGS) standard WGS 84. The conversion from mine grid to UTM coordinates is as follows:

UTM Northing = (Mine Easting x -0.726562678) + (Mine Northing x 0.687100191) + 6401721.111

UTM Easting = (Mine Easting x 0.687100191) – (Mine Northing x -0.726562678) + 485669.566) x 0.999989

UTM Elevation = Mine Elevation – 1000

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3	Reliance on other experts

The authors have relied, and believe they have a reasonable basis to rely, upon the following individuals who have contributed the environmental, legal, taxation and uranium market information stated in this report. These individuals, listed in Table 3-1, are senior Cameco personnel with expertise in the areas to which they have contributed to this report.

Table 3-1: Reliance on Other Experts

Name	Title	Section Number (description)
Kent D. England, B.Sc., EP	Senior Director, Compliance and Licensing and Geo-Environmental Engineering, Cameco

1.10 (description of environmental assessment and licensing)

4.5 (description of known environmental liabilities)

4.6 (description of permitting)

20 (description of environmental studies, permitting and social or community impact), excluding Section 20.7

Candice Murray, B.Sc., LLM	Vice-President and General Counsel, Cameco

1.3 (description of Property tenure)

4.2 (description of Mineral tenure)

4.3 (description of Surface tenure)

6.1 (description of Ownership)

19.2 (description of Material contracts for property development)

Jill Johnson, MPAcc, CPA, CA	Senior Director, Tax and Treasury, Cameco	4.4 (description of Taxes and royalties) 22.5 (description of Taxes) 22.6 (description of Royalties)

Matt Lichtenwald, B.Comm	Director, Market Research, Cameco	19.1 (description of global uranium market) 19.3 (description of uranium price assumptions)

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4	Property description and location

4.1	Location

The McArthur River mine is a fully developed mine property located in northern Saskatchewan, nearly 620 km north of Saskatoon, Canada, at approximate latitude 57º 46’ north and longitude 105º 03’ west, and about 40 km inside the eastern margin of the Athabasca Basin Region (see Figure 4-1). Toby Lake is a small lake close to the mine site. Read Lake and Yalowega Lake are nearby lakes.

The McArthur River mine site is 80 kilometres northeast by road from the Key Lake Operation. The Cigar Lake mine is 46 kilometres northeast by air from the McArthur River mine site. No direct roads connect McArthur River to the Cigar Lake mine.

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Figure 4-1: McArthur River Operation Location

McArthur River Operation Location
Uranium City
Fond-du-Lac
Stony Rapids
Black Lake
Lake Athabasca
Tazin Lake
Selwyn Lake
Pasfield Lake
Points North
Rabbit Lake Mine
Cigar Lake Mine
Wollaston Lake
McArthur River Mine
Cree Lake
Key Lake Mill
Reindeer Lake
Kinoosao
La Loche
Churchill Lake
Peter Pond Lake
Buffalo Narrows
Patuanak
Southend
Pinehouse Lake
Missinipe
Stanley Mission
Churchill River
Sandy Bay
Beauval
La Ronge
Lac LaRonge
Pelican Narrows
Deschambault Lake
Creighton
Flin Flon
Denare Beach
Amisk Lake
Dore Lake
Weyakwin
Green Lake
Big River
Prince Albert
Saskatoon
Yorkton
Regina
0 25 50 100 150 200 km
Compiled: S. Lukowski
Drafted: S. Lukowski
Scale: 1:3,000,000
NTS Ref: NA
Disp. No.: NA
Date: 2026-10-23
Geo. Ref.: WGS 1984 UTM Zone 13N
APRX No.: LocationMap.aprx
Figure:

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4.2	Mineral tenure

•	one mineral lease: ML 5516

•	28 mineral claims

•	total contiguous area: 87,246.866 hectares

The McArthur River deposit is located in the area subject to the mineral lease, totaling 1,338.474 hectares. The right to mine this deposit was granted by the Province of Saskatchewan under the Crown Minerals Act (Saskatchewan) through the mineral lease, effective March 8, 1994. In August 2018, its status with the province was changed from a producing lease to a non-producing lease. It reverted to producing lease status in November, 2022.

Cameco holds this leasehold interest on behalf of the MRJV, in its capacity as operator of the McArthur River Operation. The MRJV partners are:

•	Cameco (69.805%); and

•	Orano (30.195%)

The term of the current mineral lease is for 10 years and expires in March 2034. Cameco has the right to renew for successive 10-year terms absent a default by the MRJV. The Province of Saskatchewan may only terminate ML 5516 if the MRJV breaches a provision of the lease or fails to satisfy any of its obligations under The Crown Minerals Act (Saskatchewan) or associated regulations, or in the event that any prescribed environmental concerns arise.

The mineral claims, totaling 85,908.392 ha, grant Cameco the right to explore for minerals within the claim lands, and to convert a mineral claim into a mineral lease if the MRJV remains in good standing. Surface exploration work of a mineral claim requires additional government approval.

The mineral claims require annual exploration expenditures of $2,118,417.07. Based on previous work submitted and approved by the Province of Saskatchewan, the mineral claims are in good standing until 2028 or later. While in production, the mineral lease requires an annual rental payment of $13,384.74. Table 4-1 shows the status of ML 5516 and the MRJV mineral claims.

Cameco holds title to the mineral claims on behalf of the MRJV, in its capacity as operator of the McArthur River Operation. A portion of the reported mineral resources and reserves (described in Section 14 and Section 15) crosses onto the adjacent Read Lake claim (CBS 8927) which is owned by the Read Lake Joint Venture (RLJV) which is 78.241% owned by Cameco and 21.759% owned by Orano. This mineral claim is 4,208.418 hectares and requires annual exploration expenditures of $105,210.45. Based on previous work submitted and approved by the Province of Saskatchewan, this mineral claim is in good standing until 2047.

Figure 4-2 shows the McArthur River mineral lease and mineral claims, as well as CBS 8927, as currently registered with the Province of Saskatchewan.

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Table 4-1: McArthur River Operation – Mineral Disposition Status

Disposition	Record Date (yyyy-mm-dd)	Good Standing Date (yyyy-mm-dd)	Area (ha)	Annual Requirement
S-105653	1977-03-08	2036-03-08	4865.417	$121,635.43
S-105654	1977-03-08	2034-03-08	4065.106	$101,627.65
S-105655	1977-03-08	2035-03-08	4362.158	$109,053.95
S-105656	1977-03-08	2032-03-08	3412.562	$85,314.05
S-105657	1977-03-08	2035-03-08	3254.749	$81,368.73
S-105658	1977-03-08	2032-03-08	4098.171	$102,454.28
S-105659	1977-03-08	2032-03-08	4723.651	$118,091.28
S-105660	1977-03-08	2032-03-08	2921.646	$73,041.15
S-105661	1977-03-08	2034-03-08	4506.784	$112,669.60
S-105662	1977-03-08	2035-03-08	3434.159	$85,853.98
S-105663	1977-03-08	2032-03-08	3207.85	$80,196.25
S-105664	1977-03-08	2030-03-08	5062.214	$126,555.35
S-105665	1977-03-08	2030-03-08	4484.394	$112,109.85
S-105666	1977-03-08	2028-03-08	4905.039	$122,625.98
S-105667	1977-03-08	2032-03-08	3895.649	$97,391.23
S-105668	1977-03-08	2032-03-08	2062.679	$51,566.98
S-105669	1977-03-08	2029-03-08	2785.871	$69,646.78
S-105670	1977-03-08	2028-03-08	5122.714	$128,067.85
S-105671	1977-03-08	2029-03-08	3591.314	$89,782.85
S-105672	1977-03-08	2029-03-08	3371.558	$84,288.95
S-105673	1977-03-08	2030-03-08	4845.428	$121,135.70
MC00013572	2020-01-30	2033-01-30	161.924	$2,428.86
MC00013595	2020-01-30	2033-01-30	907.839	$13,617.59
MC00013648	2020-02-27	2033-02-27	130.433	$1,956.50
MC00013669	2020-02-27	2033-02-27	833.938	$12,509.07
MC00013682	2020-02-28	2033-02-28	243.972	$3,659.58
MC00013691	2020-02-28	2033-02-28	634.261	$9,513.92
MC00016124	2022-08-25	2033-08-25	16.912	$253.68
ML 5516*	1994-03-08	2034-03-07	1338.474	$13,384.74
CBS 8927*	1978-03-01	2047-03-01	4,208.418	$105,210.45
Total MRJV Mineral Claims (28)			85,908.392	$2,118,417.07
Total MRJV Mineral Claims and Mineral Lease			87,246.866	$2,131,801.81
Total MRJV Mineral Claims, Mineral Lease, and RLJV CBS 8927			91,455.284	$2,237,012.26

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 19

Figure 4-2: Mineral Lease and Mineral Claims

McArthur River Operation Mineral Lease and Mineral Claims
Cameco
Compiled: S. Lukowski
Drafted: S. Lukowski
Scale: 1:300,000
Aprx No.: McArthur.aprx
Date: 2026-05-22
Figure:
Geo. Ref.: WGS 1984 UTM Zone 13N
NTS Ref: 074H14 , 074H15 , 074H16 , 074H06 , 074H07 , 074H08 , 074H09 , 074H10 , 074H11
Legend
McArthur River Surface Lease
McArthur River Mineral Claims
McArthur River Mineral Lease
Read Lake Mineral Claim
N
0 2.5 5 10 Km
S-105653
S-105654
S-105655
S-105656
S-105657
S-105658
S-105659
S-105660
S-105661
S-105662
S-105663
S-105664
S-105665
S-105666
S-105667
S-105668
S-105669
S-105670
S-105671
S-105672
S-105673
CBS 8927
ML 5516
MC00013682
MC00013691
MC00013669
MC00013648
MC00013595
MC00016124
MC00013572
Fox Lake Road
McArthur River Mine Haul Road

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 20

4.3	Surface tenure

•	Total area: 1,425 hectares of Crown land

•	Covers a portion of ML 5516, along with portions of claim CBS 8927, inclusive. Figure 4-3 shows the outline of the surface lease in relation to the mineral lease and mineral claims.

Figure 4-3: Surface Lease, Mineral Lease and Mineral Claims

The surface facilities and mine shafts for the McArthur River Operation are located on lands owned by the Province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the Province of Saskatchewan. The lease expires in May 2043.

The Province of Saskatchewan uses surface leases as a mechanism to achieve certain environmental protection and socio-economic objectives. As a result, the McArthur River surface lease contains certain obligations from the MRJV in that regard, including annual reporting regarding the status of the environment, land development, and progress on northern employment and business development.

The McArthur River mine and support facilities fit in a 5.0 km2 area. The mine site itself is compact, occupying an area of approximately 1.0 km2.

Figure 4-4 shows the McArthur River general site arrangement with the outline of the surface lease.

In addition to the surface lease described above, there is one industrial lease (explosive storage) and four quarry leases pursuant to which Cameco, as operator of the MRJV, may use certain leased lands to carry out quarrying of sand, gravel, rock and clay, as applicable, in connection with its operations at McArthur River. The operation also maintains land use permits for site recreational purposes.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 21

In 2025, the annual rent for the McArthur River surface lease and quarry leases was approximately $450,000 and $80,000 respectively, together with property taxes of approximately $2.6 million in respect thereof.

4.4	Taxes and royalties

For a discussion of taxes and royalties, see Sections 22.5 and 22.6 respectively.

4.5	Known environmental liabilities

For a discussion of known environmental liabilities, see Section 20.6.

4.6	Permitting

For a discussion of permitting, see Sections 20.2 and 20.3.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 22

Figure 4-4: Map of Mine Facilities and Surface Lease Boundary

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 23

5	Accessibility, climate, local resources, infrastructure and physiography

5.1	Access

The property is accessible by all-weather road and by air. Supplies are transported to the site by truck and may be shipped from locations throughout North America through Cameco’s transit warehouse in Saskatoon. Truck access from Saskatoon is via paved provincial road through Prince Albert and further north to the gravel Provincial Road 914 that continues to the Key Lake mill. The McArthur River Operation is connected to the Key Lake Operation by an 80-kilometre all-weather gravel road maintained by Cameco. This road is used to transport material from McArthur River to Key Lake for processing and to deliver supplies to McArthur River. Although classified as a provincial road, public access to this road is controlled and restricted for security and safety reasons. Calcined uranium ore concentrate is shipped year-round by truck from the Key Lake Operation to Saskatoon and elsewhere. Figure 5-1 shows the regional location of the McArthur River site and local roads.

An unpaved airstrip and terminal are located approximately one km east of the mine site, within the surface lease, which provide air access to and from the McArthur River property.

5.2	Climate

The McArthur River Operation is located within the continental sub-arctic region of northern Saskatchewan. Summers are generally rather short and cool, although the daily temperatures may occasionally exceed 30°C. Mean daily maximum temperatures during the warmest months are approximately 20°C and on average only three months experience mean daily temperature of 10°C or higher. The winters are typically cold and dry with mean daily temperature for the coldest month below minus 20°C. Extreme winter temperatures below minus 40°C may occur periodically.

Ice formation on surrounding lakes generally begins in November, with spring breakup typically occurring in mid-May. The average frost-free period is approximately 90 days.

Average annual precipitation in the region is approximately 480 mm, of which approximately 67% falls as rainfall. More than half of the annual rainfall occurs between June and September. Snowfall may occur in any month of the year, although it is uncommon during July and August. The prevailing annual wind direction is from the west with a mean wind speed of 12 km/h.

Site operations are carried out year-round. During cold weather months, fresh air supplied to underground workings for ventilation is heated using propane-fired burners.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 24

Figure 5-1: McArthur River Site – Regional Location and Roads

5.3	Physiography

The McArthur River Operation is located within the Athabasca Plain of the Boreal Shield Eco-Zone. The physiography and vegetation of the property are typical of the taiga forested terrain common to the Athabasca Basin area of northern Saskatchewan. Regional topography is dominated by large-scale drumlins, which locally can have a relief of 100 metres above the surrounding lakes. Overburden thickness over the deposit is approximately 10 metres. The terrain consists primarily of sandy rolling hills separated by low-lying areas occupied by lakes, creeks, and muskegs.

Upland areas are dominated by semi-open jack pine forest with an understory of lichens and blueberries. Moist lowlands are predominated by open black spruce and tamarack stands with an understory of mosses and Labrador tea. Major forest fires have covered most of the McArthur River area over the last 30 years and have modified the local vegetation.

The mine site elevation is approximately 550 metres above sea level. The McArthur River is located approximately 20 km east of the mine site and flows between Baxter Lake and McNabb Lake.

5.4	Local resources

The closest inhabited community to the two operations by road is the village of Pinehouse, 240 km south of the Key Lake site by gravel Provincial Road 914. The McArthur River mine site is a further 80 km northeast from the Key Lake site.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 25

Employees commute from a number of designated communities by air. Most company employees and contractors are on a 2-week-on and 2-week-off schedule. Personnel are recruited on a preferential basis from northern Saskatchewan.

Site activities not carried out by Cameco, such as mine development and project construction work, are tendered to several northern owned or joint venture contractors and to major contractors that can hire qualified personnel from the major mining regions across Saskatchewan and Canada.

The McArthur River site is linked by road and by air to the rest of the province of Saskatchewan, facilitating easy access to any population centre for purchasing of goods. Saskatoon is a major population centre some 620 km south of the McArthur River mine with highway, rail and air links to the rest of North America.

5.5	Mine and infrastructure

McArthur River is a developed property with sufficient surface rights to meet its planned mining operation needs. The McArthur River mine site contains all the necessary services and facilities to operate a remote underground mine, including camp accommodation, access to water, airport, site roads and other necessary buildings and infrastructure. The Key Lake site also contains all the necessary services and facilities to operate a remote mill.

For a detailed discussion, refer to Section 18.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 26

6	History

6.1	Ownership

There have been numerous changes in ownership of participating interests in the joint venture that governs the McArthur River property, the most recent of which occurred in 2009. The current owners and their participating interests in the MRJV are as follows:

•	Cameco (69.805%); and

•	Orano (formerly AREVA Resources Canada Inc.) (30.195%)

The original joint venture was established in 1976 between Canadian Kelvin Resources Ltd. and Asamera Oil Corporation Ltd. (Asamera) to explore the Keefe Lake area. Asamera was the operator of the joint venture. In 1977, Saskatchewan Mining Development Corporation (SMDC), one of Cameco’s predecessor companies, acquired a 50% interest in the joint venture.

Around 1979, the Keefe Lake Joint Venture proceeded to divide the Keefe Lake area into three separate project areas of Dawn Lake, McArthur River and Waterbury Lake (which includes a portion of the lands now known as Cigar Lake).

Effective January 1, 1980, a joint venture agreement was entered into to govern exploration of the McArthur River area. The SMDC, holding a 50.750% participating interest in the joint venture at that time, was appointed the operator of the MRJV.

Between 1980 and 1988, SMDC was involved in a number of transactions of sales and purchases of participating interests in the MRJV, reducing its participating interest to 43.991%.

In 1988, Eldorado Resources Limited merged with SMDC to form Cameco. In connection with the merger, SMDC assigned to Cameco its 43.991% participating interest in the MRJV with Cameco becoming the operator of the MRJV.

In 1992, Cameco acquired an additional 10.0% participating interest in the MRJV and in 1995, Cameco entered into two transactions with Uranerz Exploration and Mining Limited (Uranerz) that resulted in Cameco holding, in total, a 55.844% participating interest in the MRJV.

In 1998, Cameco bought all of the shares of Uranerz (and changed Uranerz’s name to UEM Inc. (UEM)), thereby increasing its direct and indirect participating interest in the MRJV to 83.766%.

In 1999, AREVA acquired one-half of the shares of UEM, thereby reducing Cameco’s direct and indirect participating interest in the MRJV to 69.805% and increasing AREVA’s direct and indirect participating interest in the MRJV to 30.195%.

In 2009, UEM distributed equally to its shareholders (Cameco and AREVA):

•	its 27.922% interest in the MRJV, giving Cameco a 69.805% direct interest, and AREVA a 30.195% direct interest; and

•	its 33.333% interest in the KLJV, giving Cameco an 83.333% direct interest, and AREVA a 16.667% direct interest.

In February 2018, Orano announced its name change from AREVA Resources Canada Inc. to Orano Canada Inc.

6.2	Exploration and development history

Pre-Cameco

Cameco, through one of its predecessor companies, SMDC, became operator of the McArthur River project in 1980. Surface exploration programs, ranging from small line cutting crews to large helicopter-supported

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 27

drilling and prospecting camps, were active from 1980 through to 1992 by SMDC and Cameco (following the merging of SMDC and Eldorado Resources Limited in 1988).

Cameco-managed exploration

Additional surface diamond drilling from 1988 to 1992 further delineated the mineralization. Mineralization occurs at depths of 500 to 640 metres and is hosted in both the Athabasca sandstones and the underlying Aphebian metasedimentary gneisses. A graphitic, southeast dipping reverse fault is the source of a coincident electromagnetic conductor. The deposit does not have the extensive clay alteration halo or the cobalt-nickel-arsenide mineral association common to many other Saskatchewan uranium deposits except in one isolated area above Zone 4 where mineralization is capped by a hematite clay alteration zone.

In 1993, an underground exploration program, consisting of shaft sinking, lateral development, and diamond drilling was approved by government agencies. The first shaft was completed in 1994. Approvals for mine construction and development were obtained in 1997. Construction and development of the McArthur River mine was completed on schedule and mining commenced in December 1999. Commercial production was achieved on November 1, 2000.

Key Lake mill commenced operation in 1983, initially processing ore from the Gaertner and Deilmann open-pit deposits located at the Key Lake site. Tailings generated during these early operations were deposited in an above-ground tailings management facility until 1995. Following completion of mining in the eastern portion of the Deilmann pit, tailings deposition was transitioned in 1996 to the mined-out pit, establishing the Deilmann in-pit tailings management facility that remains in operation today.

In preparation for processing McArthur River ore, the Key Lake mill was modified in the late 1990’s to accommodate high-grade uranium slurry feed. The first McArthur River slurry was received in 1999 following installation of dedicated slurry receiving, handling, and storage facilities together with modifications to downstream process circuits. Since that time, the operation has undergone continuous improvement and modernization to support safe, reliable, and environmentally responsible uranium production.

McArthur River deposit and P2 grid exploration history

The McArthur River deposit, originally called P2 North, is on the P2 grid situated on the northwestern boundary of the property (see Figure 6-1). Some of the other significant, but currently sub-economic discoveries that are located on the property include Harrigan, BJ Lake, Carlson and P2 Main.

Routine prospecting in 1980 and 1981 discovered radioactive boulders about 10 km southwest of the McArthur River deposit. Although an on-property source for these boulders has never been proven, they did help to intensify exploration efforts in this portion of the property. Exploration on the P2 grid accelerated in 1984 following the detection of a basement conductor with reconnaissance geophysical surveying.

Definition of the entire P2 conductor was completed in 1986. The open-ended conductor extended for 12 km on the property and became a high-priority exploration target.

In 1985, drilling on the P2 conductor resulted in the discovery of the P2 Main sandstone-hosted mineralization, associated with a major fault zone. Additional drilling to 1988 defined a 500 metres long, sub-economic zone of mineralization with the best intersection being 1.38% U3O8 over 7.3 m.

In the summer of 1988, drilling along the northeastern portion of the conductor encountered structural disruption and sandstone alteration in hole MAC-195. MAC-196 was collared about 100 metres away and intersected weak sandstone hosted mineralization, with characteristics similar to P2 Main. The next hole, 100 metres northeast, intersected a similar but wider zone of mineralization. The last hole of the year, MAC-198, encountered an upthrusted basement/sandstone contact before intersecting a 10-metre-thick zone of high-grade mineralization. Subsequent surface drilling programs in 1989, 1990, 1991, and 1992 delineated the mineralization over a strike length of 1,700 metres at depths ranging between 500 and 640 metres.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 28

Since 1994, additional surface and underground drilling programs have covered approximately 2,300 metres of overall strike length proximal to the McArthur River deposit.

Diamond drilling to evaluate the P2 trend northeast of the McArthur River mine has been ongoing since 2004. Between 2007 and 2015, surface diamond drilling to evaluate the P2 trend both northeast and southwest of the McArthur River mine was significantly accelerated in order to assess the prolific P2 structure. As of September 30, 2026, 197 surface drillholes totaling in excess of 121,000 metres, comprising a combination of conventional and directional diamond drilling, have tested the P2 structure at intervals of 300 metres or less for a distance of 5.0 km northeast and 6.4 km southwest of the mine, respectively. Starting in 2016, exploration efforts mostly shifted away from the P2 trend to the northern part of the property.

6.3	Historical mineral resource and mineral reserve estimates

There are no historical estimates within the meaning of NI 43-101 to report.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 29

Figure 6-1: Map of P2 Grid and Discoveries on the Mineral Lease and Mineral Claims

N
485000
490000
495000
500000
505000
510000
515000
520000
525000
535000
6425000
6420000
6415000
6410000
6405000
6400000
6395000
6390000
6385000
6375000
6370000
6365000
6360000
Carlson
McArthur River Mine
P2 Main
BJ Lake
Harrigan
Legend
Mines
Project Boundary
Tenements
Principal Road
Uranium Resource Locations
Deposit
Prospect
Topography
Rivers
Lakes
0 2.5 5 10 15 Km
McArthur River Technical Report
McArthur River Dispositions
Cameco
Compiled: Lacey Marley
Drafted: Lacey Marley
Scale: 1:300,000
NTS Ref: NA
Disp. No.: NA
Date: 2026-05-03
Geo. Ref.: WGS 1984 UTM Zone 13N
Aprx No.: MCA_Technical_report_2026.aprx
Figure:

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 30

6.4	Historical production

Mine production began in the fourth quarter of 1999 and entered commercial production November 1, 2000. Production early in the mine life was limited by an 18.7 million pound licensed limit. In 2008, flex production up to 21 million pounds was permitted, followed by a license increase to 25 million pounds in 2015. In 2018, Cameco suspended production at McArthur River and Key Lake until 2022, when it transitioned from care and maintenance back to regular operations.

Key Lake mill production from McArthur River to September 30, 2026 is shown in Table 6-1.

Table 6-1: McArthur River Historical Mine Production (100% Basis)

	Mine Production			Key Lake Packaged Production
Year	Total tonnes (x 1,000)	Grade % U3O8	M lb U3O8	M lb U3O8
1999	—	—	Approximately 50,000 lbs U3O8. Carried over to year 2000	—
2000	43.7	11.60	11.2	9.7
2001	48.0	16.23	17.2	17.3
2002	52.5	15.99	18.5	18.5
2003	45.4	15.21	15.2	15.2
2004	55.9	15.17	18.7	18.7
2005	60.4	13.90	18.5	18.7
2006	57.6	14.72	18.7	18.7
2007	59.6	14.24	18.7	18.7
2008	53.2	14.91	17.5	16.6
2009	65.2	12.89	18.5	19.1
2010	78.0	11.25	19.3	19.9
2011	80.2	11.17	19.7	20.0
2012	85.1	10.49	19.7	19.5
2013	104.1	8.83	20.3	20.1
2014	108.4	8.73	20.9	19.1
2015	86.6	10.33	19.7	19.1
2016	89.3	9.30	18.3	18.0
2017	91.4	8.15	16.4	16.1
2018[1]	2.8	7.57	0.5	0.2
2019-2021	—	—	—	—
2022	3.5	8.26	0.6	1.1
2023	79.8	8.39	14.8	13.5
2024	105.5	6.78	15.8	20.3
2025	122.1	6.10	16.4	15.1
2026 YTD[2]	74.0	6.44	10.5	9.9
Total Production [3]	1,652.4	10.59%	385.6	383.1

Notes:	(1)	Operation put into care and maintenance in February 2018. No mine production between February 2018 to October 2022.

(2)	As of September 30, 2026.

(3)	Totals may not add up due to rounding.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 31

7	Geological setting and mineralization

7.1	Regional geology

The McArthur River uranium deposit is located approximately 40 kilometres west of the eastern margin of the Athabasca Basin of northern Saskatchewan. Like other major uranium deposits in this area of the basin, it is located at the unconformity contact separating late Paleoproterozoic to Mesoproterozoic sandstone of the Athabasca Group from middle Paleoproterozoic metasedimentary gneiss and plutonic rocks of the Wollaston Group.

The Athabasca Group appears largely undeformed with a maximum preserved thickness of about 1,500 metres within the eastern part of the Athabasca basin. The Manitou Falls (MF) formation sequence of sandstone is interpreted to have been deposited in an intra-continental sedimentary basin that was filled by fluviatile terrestrial quartz sandstone and conglomerate as units of the MF Formation. On the eastern side of the basin, the sandstone units of the MF Formation, and the Wollaston Group metasedimentary gneiss that unconformably lie immediately beneath them, host most of the uranium mineralization. The sandstone which overlies the basement rock is saturated and water conductive, resulting in significant water pressures at depth.

The Lower Pelitic unit of the Wollaston Group, which lies directly on the Archean granitoid basement, is considered to be the most favourable unit for uranium mineralization. During the Hudsonian orogeny (1.8 – 1.9 million years), the group underwent polyphase deformation and upper amphibolite facies metamorphism, with local greenschist facies retrograde metamorphism. The Hudsonian orogeny was followed by a long period of erosion and weathering along with the development of a paleoweathering profile that is locally preserved at, and beneath, the unconformity.

Figure 7-1 below shows a regional geological map of northern Saskatchewan and the current McArthur River mineral claims.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 32

Figure 7-1: Geological Map of Northern Saskatchewan and McArthur River Mineral Claims

Zemlak
Beaverlodge
Train
Dodge
Tantato
Ennadai
Carswell
Athabasca Basin
Rabbit Lake Mine
Cigar Lake Mine
Clearwater
McArthur River Mine
Key Lake Mill
Peter Lake
Taltson
Wollaston
Mudjatik
Wathaman Batholith
Rottenstone
La Ronge
Phanerozoic Basin
108°W
104°W
58°N
56°N
905
955
Legend
McArthur River Mineral Claims
0 25 50 100 150 Km
McArthur River Technical Report
Geological Map of Northern Saskatchewan and Cameco Properties
Cameco
Compiled: Lacey Manley
Drafted: Lacey Manley
Scale: 1:2,000,000
NTS Ref.: NA
Disp. No.: NA
Date: 2026-10-23
Geo. Ref.: WGS 1984 UTM Zone 13N
Figure:

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 33

7.2	Local geology

Two major lithostructural domains are present in the metamorphosed basement of the larger McArthur River property separated by the unconformity from the relatively unmetamorphosed overlying Athabasca sandstone. These are as follows:

•	Wollaston Domain: Covering the entire deposit area, composed mainly of metasedimentary gneiss overlying Archean granitoids, with an overall northeast-trending structural orientation.

•	Mudjatik Domain: Mostly on the northern area with large Archean granitoid gneiss domes. In the deposit area, represented by sporadic small outliers of granitoid domes.

The unmetamorphosed sandstone belongs to the Athabasca Group, which in the McArthur River property is 480 to 560 metres thick, and made up of the MF Formation and represented by members MFd, MFc, MFb and locally, MFa (Figure 7-2).

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 34

Figure 7-2: McArthur River Deposit – Schematic Cross-section Looking Northeast

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 35

Structurally the area is dominated by the graphitic P2 reverse fault which dips 40-65° to the southeast. In the McArthur River deposit area, the fault has thrust a sequence of the Wollaston Domain metasedimentary rocks into the overlying Athabasca sandstone with vertical displacement along the reverse fault exceeding 80 metres at the northeast end of the deposit and decreasing to 60 metres at the southwest end (see Figure 7-3).

Figure 7-3: Orthogonal View of the P2 Reverse Fault and Mineralized Zones

Mineralization occurs at or near the sandstone/basement fault contact and is present in both the sandstone and basement lithologies on either side of the P2 fault (see Section 7.4 for additional detail). Structural mapping along the P2 zone shows reactivation of the fault after the primary thrust and existence of post mineralization faulting evident in the two common sets of faults in the area that crosscut the main P2 fault with secondary mineralization. This is also supported by geochemical analysis of samples from uranium bearing rocks.

Two uranium-rich samples were analyzed by U–Pb geochronology and yielded dates of 1348 ± 16 Ma and 1521 ± 8 Ma. The older date is interpreted as the timing of primary uranium mineralization, whereas the younger date records a remobilization or alteration event.

7.3	Property geology

The lithostructural setting of the McArthur River deposit consists of three principal geological units, namely the overlying Athabasca sandstone, the underlying metasedimentary gneisses of the Wollaston Domain, and the P2 fault zone.

The Athabasca Group is represented by sandstones (with lesser conglomerates and siltstones) of the MFd, MFc, MFb and MFa subunits of the Manitou Falls (MF) Formation. The preserved thickness of the MF Formation near the mine is 480 to 560 metres forming a major aquifer in the area despite the strong local silicification.

The Wollaston Domain stratigraphy in the property area has been locally divided into three blocks, based on their lithological and structural characteristics:

•	A hanging wall block consisting of biotite and garnet gneiss, and calc-silicate.

•	A middle block consisting of cordierite gneiss, graphitic cordierite gneiss, biotite gneiss, and arkose with the main graphitic fault zone situated within the upper 20 metre section.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 36

•

A quartzite block underlying the two upper units and consisting of massive to faintly laminated quartzite. This quartzite was more resistive to erosion than the gneissic units and as a result the quartzite exists at the unconformity as a paleotopographic ridge.

The northeast trending P2 reverse fault is the dominant structural feature of the McArthur River deposit (see Figure 7-3). Reverse fault displacement occurs along several graphite-rich fault planes within the upper 20 metres of the middle block basement rocks. The faults are generally concordant to the basement foliation, rarely exceeding one metre in width. Structural disruption is more severe in the overlying brittle and flat-lying sandstone, evidenced by broad zones of fracturing, brecciation and strong alteration.

Two other sets of cross faults are present at McArthur River, these strike at 100-110º and at 160-170°, both steeply dipping and generally within 30° of vertical. Although displacement across these faults appears to be relatively minor, they are interpreted to have had a significant impact on the orebody, often truncating zones of high-grade mineralization and offsetting mineralization during reactivation phases. In the Zone 2 area, a significant vertical fault developed resulting in a zone of very weak ground consisting of sand, clay, and high-pressure water along the eastern edge of the quartzite block.

Host rock alteration has played a critical role in the development of rock strength and geochemistry of the McArthur River deposit. Unlike other significant uranium deposits in the Athabasca Basin, the McArthur River deposit is not surrounded by a vertically and laterally extensive alteration halo. Strong to intense hydrothermal alteration is dominantly locally distributed along major faults associated with mineralization and brecciation zones along the P2 structure. Significant sandstone, clay and hematite alteration is encountered within the upper extensions of the P2 above Zone 2 and Zone 4; likely a result of increased fracture density resulting in higher permeability and poor ground conditions.

Outside the P2 structural zone, pervasive silicification is the dominant alteration within the sandstone which hindered the development of extensive alteration halos. Chloritization, dravitization and clay alteration are the main alteration types observed within the basement hanging wall block.

7.4	Mineralization

Uranium mineralization has been delineated from surface drilling over a strike length of 2,700 metres and occurs at depths ranging between 500 metres to 640 metres below surface. The relative position and width of mineralization is variable along strike; however, the most consistent, high-grade mineralization occurs proximal to the main graphitic reverse fault by the upthrust basement block. Less consistent and generally lower grade mineralization occurs downdip along this fault contact between basement rock and sandstone. The main part of the mineralization, generally at the upper part of the basement wedge, averages 12.7 metres in width and has a vertical extent ranging between 50 and 120 metres.

The deposit consists of nine distinct mineralized areas and three under-explored surface defined mineralized showings. The mineralized areas with reported mineral resources are named Zone 1, Zone 2, Zone 3, Zone 4, Zone 4 South, Zone A, Zone B, McA North 1 and McA North 2. The mineralized showings are designated as McA North 3, McA North 4 and McA South 1. Figure 7-4 shows the orthogonal view of the underground development and mineralized zones (Zones 4 and 4 South are combined).

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 37

Figure 7-4: Orthogonal View of Underground Development and Mineralized Zones Looking Northwest

Notes:

(1)	McA South 1, McA North 3 and McA North 4 not reported as mineral resources.

(2)	Zone 4 includes Zone 4 South.

(3)	As of September 30, 2026.

Mineralization within the McArthur River deposit is primarily controlled by the P2 graphitic fault and occurs in two styles:

•	high-grade mineralization at the unconformity near the P2 reverse fault and within both sandstone and basement rocks

•	fracture controlled and vein-type mineralization that occurs in the sandstone above the unconformity and within the basement quartzite

The high-grade mineralization along the unconformity constitutes the majority of the mineralization within the McArthur River deposit. Mineralization occurs across a zone of strongly altered basement rocks and sandstone across both the unconformity and the P2 structure. Mineralization is generally within 15 metres of the basement/sandstone contact, with the exception of Zone 2. Less significant areas of mineralization occur further from the contact, usually in the sandstone associated with subsidiary fracture/fault zones or along the margins of flat-lying siltstone beds.

Uranium oxide in the form of uraninite and pitchblende (+/- coffinite) occurs in both a sooty form and as botryoidal metallic masses. It occurs as disseminated grains in aggregates ranging in size from millimetres to decimetres, and as massive mineralization up to several metres thick. The mineralized rock is variably black, red and/or green in colour and varies in strength from clay to competent sandstone.

Geochemically, the deposit does not contain any significant quantities of the elements nickel, copper, cobalt, lead, zinc, molybdenum and arsenic that are present in many other Athabasca unconformity-related uranium deposits although locally elevated quantities of these elements have been observed in Zone B.

In general, the high-grade mineralization, characterized by botryoidal uraninite masses and subhedral uraninite aggregates, constitutes the earliest phase of mineralization in the deposit. Pyrite, chalcopyrite, and galena were also deposited during this initial mineralizing event. Later stage, remobilized uraninite occurs as

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disseminations, veinlets, and fracture coatings within chlorite breccia zones and along the margins of silt beds in the Athabasca sandstone and lower quartzite unit.

The deposit has been subjected to fault deformation after its formation, which has contributed to the formation of vein-type mineralization within the sandstone and the basement quartzite. These mineralized bodies form, volumetrically, a very small part of the total mineralized rock mass and are of no economic significance at this time. Pre- and post-mineralization faulting played major roles in creating preferential pathways for uranium-bearing fluids and, to some extent, in remobilizing uranium. The distribution of uranium within the unconformity mineralization has likely been largely controlled by geochemical processes along some structures. This is reflected in the continuity and homogeneity of the mineralization and its geometry. See Figure 7-5 for a geological section showing representative mineralization.

Zone 2 mineralization occurs deeper in the basement rocks in a unique area of the deposit. Here, a footwall quartzite unit lies near the main P2 fault zone, and high-grade mineralization occurs not only in the hanging wall basement wedge but also overlies the footwall quartzite. The presence of this quartzite unit has resulted in a structurally disrupted zone that has affected a wide block of the footwall basement rocks. This 120-metre-long segment of the basement rock hosts the Zone 2 mineralization. To the northeast and to the southwest, the quartzite unit trends away to the west and the P2 fault returns to a more planar nature (Figure 7-5).

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Figure 7-5: Geological Section Looking North (9210N)

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8	Deposit types

The McArthur River deposit is an unconformity-related uranium deposit. Deposits of this type are believed to have formed through an oxidation-reduction reaction at or near an unconformity where oxygenated fluids meet with reducing fluids and/or lithologies along fault zones. At the McArthur River deposit, the unconformity surface is a contact between Athabasca Group sandstones and underlying metasedimentary rocks of the Wollaston Domain while graphitic faults, such as the P2, provided the conduit for interaction of oxidizing sandstone fluids with reducing basement fluids.

This geological setting is analogous to the uranium deposits at Key Lake, McClean Lake, Collins Bay and Cigar Lake, which the McArthur River deposit shares many similarities with, including general structural setting, mineralogy, geochemistry, host rock association and the age of the mineralization. While the degree of alteration may vary, types of alteration found in these deposits are generally similar and include chloritization, hematization, kaolinization, dravitization, illitization, pyritization, desilicification and silicification. Additional information on uranium deposit types can be found on the International Atomic Energy Agency website (IAEA, 2020).

The main difference between the McArthur River deposit and the other deposits is its very high grade and tonnage, overall size, the absence of an extensive hydrothermal clay alteration zone in the sandstone above the uranium mineralization and its occurrence within a reverse fault wedge.

The McArthur River deposit is similar to other Athabasca Basin uranium deposits in that the sandstone that overlies the basement rock is saturated, water conductive and has significant water pressure at depth.

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9	Exploration

Below is a brief description of all relevant exploration work conducted by Cameco and its predecessor companies on ML 5516 and the surrounding 28 mineral claims. Drilling activity is described in Section 10.

9.1	Asamera 1976 – 1979

In September 1976, the Keefe-Henday Joint Venture was formed between Canadian Kelvin Resources Ltd. and Asamera. This joint venture included all of what would later become the Dawn Lake, Waterbury Lake (portions of which are now known as Cigar Lake), and McArthur River projects. Asamera, as the operator, conducted various field investigations from 1976 to 1979, including airborne and ground geophysical surveys followed by lake sediment and water sampling programs.

9.2	SMDC/Cameco 1980 – Present

In January of 1980, SMDC took over as operator of the McArthur River project. During the years 1980 to 1992, SMDC (which merged with Eldorado Resources Limited to form Cameco in 1988) completed various airborne and ground geophysical programs, lake sediment and water sampling programs, boulder prospecting, and substantial diamond drilling which led to discovery of the McArthur River deposit in 1988.

Surface exploration resumed on the McArthur River project in 2000 after an eight-year hiatus in exploration drilling (see Table 9-1). In 2000 and 2001, historic geological and geophysical data was compiled and reassessed. Project-wide coverage by GEOTEM® airborne electromagnetic and magnetic survey and geochemical surveys over select portions of the project area were also undertaken during this period.

Between 2002 and 2004, airborne (magnetic gradiometer) and ground (resistivity, gravity, time domain electromagnetic (TDEM) and audio magnetotelluric (AMT)) geophysical surveys supported the refined interpretation of the basement geology along the P2 trend. Drilling along the P2 trend northeast of the mine discovered Zone A in 2004 and Zone B in 2005 (see Section 10.1).

In conjunction with the 2006 drill program, fixed loop time domain electromagnetic (FL TDEM) surveying was conducted along the southwestern portion of the P2 trend and a 3D borehole seismic survey was unsuccessfully attempted in the vicinity of Zone B.

Between 2007 and 2008, airborne geophysical surveys were completed and included property-wide gravity coverage, select triaxial magnetic gradiometer coverage and versatile time domain electromagnetic (VTEM™) surveys over the Harrigan area and northeastern portion of the P2. Ground definition fixed loop and stepwise moving loop time domain electromagnetic (SWML TDEM) surveys were also conducted over the northeastern portion of the P2 Trend prior to drill testing.

Ground geophysical surveys consisting of SWML TDEM and direct current (DC) resistivity were carried out in the Harrigan area in 2010 and 2011 respectively. A DC resistivity survey was also carried out along the P2 trend southwest of the mine in 2011 and a SWML TDEM survey was carried out on the P1 grid south of the mine in 2012 which helped prioritize drill targeting.

Airborne VTEM® and Z-Axis Tipper Electromagnetic system (ZTEM™) surveys over the northernmost portion of the project were followed with DC resistivity surveys, SWML TDEM and FL TDEM surveys on the Carlson grid in 2016, 2017 and 2018.

In 2023, airborne MobileMT surveying was completed over the northeastern part of the project, which was staked and added to the project claims in 2023 (known as the Seagull grid). SWML TDEM surveying was completed on the Carlson grid, extending previous coverage to the northeast, followed by DC resistivity surveying. DC resistivity surveying was also carried out to the southwest of the P2 Main deposit in 2024.

A boulder sampling and prospecting program was undertaken in 2025 in the BJ Zone area. Four traverse lines were completed, spaced approximately 2 km apart and measuring approximately 4-5 km in length. Composite samples were collected from 10 sandstone boulders at each sample station. Sample stations along each line were spaced approximately 100 metres apart. Final geochemical results are pending.

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Table 9-1: Summary of Surface Exploration at McArthur River 1980 – 2025

Year	Airborne Geophysics		Ground Geophysics		Other Exploration
	Type	Line (km)	Type	Length (km)	Type
1980-1992					Various airborne and ground geophysical programs, lake sediment and water sampling, boulder prospecting programs followed by 8-year hiatus

2000	GEOTEM®	1,533			Soil gas survey

2002			Gravity	19.3
			Pole-dipole resistivity	21.6
			AMT	68 Stations

2003	Triaxial Gradiometer	1,176	FL TDEM	37.4	SPOT5 Satellite Imagery
			Pole-pole resistivity	11.9

2004			FL TDEM	137	3D borehole seismic survey
			In-loop electromagnetics (EM) soundings	23.1

2006					Light Detection and Ranging surveying method (LIDAR) digital elevation model (DEM) survey

2007	Triaxial Gradiometer	4,375	FL TDEM	332.6
	Gravity	3,342	In-loop EM soundings	3.5

2008	VTEM™	1,367	SWML TDEM	114.5

2010			SWML TDEM	69.2

2011			Pole-dipole Resistivity	45.0

2012			SWML TDEM	39.0

2014					2000 GEOTEM® and 2007 Bell Full Tensor Gradiometer (FTG) data reprocessing

2016	ZTEM™	1,064	DC Resistivity	51.8
	VTEM™	995

2017			SWML TDEM	109.8
			DC resistivity	23.0

2018			SWML and FL TDEM	197.1

2023	Mobile MT	184	SWML TDEM	48.8
			DC Resistivity	29.1

2024			DC Resistivity	9.5

2025					Boulder prospecting and sampling

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10	Drilling

10.1	Surface drilling

In September 1976, the Keefe-Henday Joint Venture was formed between Canadian Kelvin Resources Ltd. and Asamera. The operator, Asamera, drilled 17 diamond drillholes during the 1978 and 1979 campaigns on what is now known as the McArthur River property.

Sub-economic uranium mineralization was discovered at the Harrigan, BJ, and P2 Main zones in the early- to mid-1980’s. In 1988, surface drilling along the P2 trend led to the discovery of the McArthur River deposit.

Following delineation drilling, the decision to develop the McArthur River mine was made in 1993. See Sections 6.2 and 9.2 for additional information on the discovery of the McArthur River deposit.

Following a temporary exploration hiatus while the mine was being developed, surface drilling activities restarted in 2002. Between 2002 and 2004, 14 holes totaling approximately 7,400 metres of diamond drilling were completed south and north of the initial discovery along the P2 trend. Positive drill results with grades ranging between 0.1% U3O8 / 1.0 m to 12.1% U3O8 / 30 m were encountered in the area now referred to as Zone A. In 2005, an additional 5 holes totaling approximately 3,300 metres encountered 35.9% U3O8 / 30.5 m and 6.25% U3O8 / 34.3 m 400 metres northeast of Zone A in what is now referred to as Zone B.

In 2006, exploration focused on further defining Zone B and examining the P2 structure immediately northeast of this zone. Diamond drilling (10 holes / 5,361 m) extended Zone B marginally with MC-278 (7.7% U3O8 / 20.5 m) while the remaining holes only intersected low-grade mineralization.

Additional diamond drill programs between 2006 and 2008 focused on testing along strike of Zone B using a combination of conventional and directional drilling methods. Highlights of these programs included the expansion of the Zone B mineralization and discovery of the McA North 3 and North 4 showings to the northeast.

In 2009, 13 drillholes totaling 6,355 metres were completed to better delineate Zone B. Between 2009 and 2012, the exploration program remained focused on systematically drilling the P2 trend at 200 metre spacing. Using conventional and directional drilling, 82 inclined drillholes and offcuts totaling approximately 51,000 metres were drilled over 6.4 kilometres to the southwest. While results improved the understanding of the P2 trend’s structural architecture, only low-grade mineralization was encountered.

In 2013 the focus switched again to the P2 trend northeast of the mine consisting of eight drillholes and five offcuts totaling 8,672 metres. It focused on the McA North 3 and McA North 4 areas as well as select areas to the south of the mine. Drilling on the McA North 3 target area returned uranium mineralization of 8.88% U3O8 / 9.3 metres while results in the McA North 4 area were consistent with similar mineralization encountered in previous drilling.

The 2014 exploration program consisted of 13,956 metres of drilling carried out in 17 holes and two offcuts that evaluated various targets along the P2 trend. Five holes were drilled to continue the evaluation of McA North 3, seven holes were drilled northeast of McA North 4, and an additional seven holes were drilled to test geophysical features, including another interpreted conductor, east of the P2 fault. None of the holes drilled encountered significant uranium mineralization.

In 2015 four holes, for a total of 3,153 metres, focused on testing the southwestern extension of the P2 structure and the P1 South trend in the southeastern part of the property without significant results.

Since 2016, exploration comprised of geophysical surveys and approximately 75,000 metres of drilling in 93 holes has mostly been focused on conductors in the far north portion of the property. In 2025, eight holes totaling approximately 5,000 metres of drilling, tested the McA North 3 and North 4 mineralized occurrences, with additional drilling planned. A summary of surface drilling by year is shown in Table 10-1.

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Table 10-1: Summary of Surface Drilling by Year as of September 30, 2026

Year	Company	Number of Completed Holes (including offcuts)	Total Metres Drilled
1978	Asamera	4	1,187
1979	Asamera	13	2,764
1980	SMDC	19	5,548
1981	SMDC	42	10,729
1982	SMDC	35	9,877
1983	SMDC	19	7,444
1984	SMDC	18	9,093
1985	SMDC	17	9,485
1986	SMDC	9	5,298
1987	SMDC	29	16,284
1988	SMDC	15	8,464
1989	Cameco	13	8,890
1990	Cameco	15	9,673
1991	Cameco	15	9,366
1992	Cameco	26	8,935
1993-1995	Cameco	No drilling activities	—
1996	Cameco	3	1,662
1997-2001	Cameco	No drilling activities	—
2002	Cameco	6	2,618
2003	Cameco	2	1,299
2004	Cameco	8	3,474
2005	Cameco	5	3,309
2006	Cameco	8	5,361
2007	Cameco	23	13,842
2008	Cameco	30	16,479
2009	Cameco	36	18,354
2010	Cameco	32	21,136
2011	Cameco	22	14,804
2012	Cameco	26	16,762
2013	Cameco	13	8,672
2014	Cameco	19	13,956
2015	Cameco	4	3,153
2017	Cameco	9	5,144
2018	Cameco	21	11,010
2019-2022	Cameco	No drilling activities	—
2023	Cameco	4	2,424
2024	Cameco	6	3,104
2025	Cameco	6	4,662
2026 YTD	Cameco	11	6,273
Totals		583	297,917

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All holes were surveyed for direction using various single shot or multi-shot surveying tools. In 2025, holes drilled were surveyed with gyroscopic tools.

Core from P2 trend surface drilling is stored at the Bermuda Lake and Serenity core storage facilities southwest of the McArthur River mine.

All drillhole locations are verified in the field by differential GPS.

Surface holes are generally drilled on sections spaced at between 50 and 200 metres with 12 to 25 metres between holes on a section where necessary. Drilled depths average 670 metres. The orientation of mineralization is variable but, in general, vertical holes intersect mineralization at angles of 25 to 45 degrees, resulting in true widths being 40 to 70% of the intersected width.

After a diamond drillhole is completed, a plug is set just below the unconformity to seal off basement-related fluids. Mineralized surface holes or those proximal to existing mine workings are grouted in their entirety or sealed using mechanical and cement plugs. Plugs are set a minimum of 10 m below the unconformity surface, above which is cemented to at least 10 m above the mineralized zone, where another plug is set in competent rock. The specific cementing procedure depends on two factors: the presence of an additional unconformity surface and/or a fault zone. If a second unconformity surface is encountered, the hole is cemented above the lower plug, set a minimum of 10 m below the lower unconformity, then another plug is set just below the upper unconformity surface, with cement being poured on top of the upper plug. If an extensive fault zone (>10 metres) is intersected in the lower sandstone above an unconformity, cementing continues throughout the fault zone. Another plug is set above the structure and 50 metres of cement is poured above that plug. This cementing procedure has been incorporated as standard practice on the McArthur River project since 2004.

The location of the surface drillholes in the McArthur River deposit are shown on Figure 10-1 and 10-2.

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Figure 10-1: Surface Drillholes Location Map – Southwest

Notes:

(1)	Zone 4 includes Zone 4 South.

(2)	Zones McA South and P2 Main not reported as mineral resources.

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Figure 10-2: Surface Drillholes Location Map – Northeast

Notes:

(1)	Zone 4 includes Zone 4 South.

(2)	Zones McA South 1, McA North 3 and McA North 4 are not reported as mineral resources.

10.2	Underground drilling

Since 1994, underground core drilling has been used for ore body delineation (see Figure 10-3 and Figure 10-4), collecting rock mass characteristics, services installation, ground freezing and water flow determination purposes. A collar security system is used to mitigate the risk of drilling in zones of sand, clay and under high water pressures. Freeze hole diamond drilling was done until 2013, at which time, all freeze drilling transitioned to percussion drilling. Collar locations are surveyed and deviation measurements were taken for each hole using single or multi-shot survey tools, with gyroscopic tools being used since 2017. See Section 16 for additional information related to probe and grout and freeze drilling.

Underground drilling programs have covered approximately 2,300 metres of overall strike length, with over 1,500 holes representing more than 141,000 metres of delineation diamond drilling, having been completed from underground drill bays over a strike length of 1,800 metres. This area encompasses Zone 4 in the south to Zone B in the north. The majority of the delineation drilling has been accomplished from 30 metre spaced drill bays excavated on the northwestern side of the main drift on the 530-metre level. Each drill bay has a minimum of one fence of holes drilled directly west (on the mine grid), followed by fences that are angled to the north and south (on the mine grid), usually resulting in three 10-metre spaced sections at the expected mineralized area through the orebody from each drill bay. In a few instances, infill delineation drilling has been carried out from other drill bays including the 560-metre, 580-metre and the 640-metre levels. Each fence delineates the mineralization with hole angles ranging from +55° to -70° and their intercepts are generally close approximating true thickness of the mineralization. Figure 10-3 illustrates the

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underground drillhole traces in section, showing typical drillhole spacing, mineralization, the P2 fault and host lithologies.

Figure 10-3: Typical Underground Drillhole Spacing – Section Looking Mine Grid North

Deviation measurements were taken for each hole and collar locations were surveyed. Deviation survey tools used range from Sperry Sun in the early days, moving to Maxibor and most recently to gyroscopic tools. In a few instances, infill delineation drilling has been carried out from locations in the mine other than the 530-metre level drill bays including the 560-metre, 580-metre and the 640-metre levels.

In general, all zones with reported mineral resources or reserves have been drilled on 10-metre fences with the exception of Zone A, McA North 1 and McA North 2. A delineation drilling program is currently in progress at Zone A.

Within the current Zone 1, Zone 2 and Zone 4 mining areas, further orebody delineation is done using production blastholes.

10.3	Factors that could materially affect the accuracy of the results

There are no known drilling, sampling or core recovery factors that could materially affect the accuracy and reliability of results. Data quality concerns related to blast hole radiometric probing results are adequately mitigated and have a limited role in the mineral resource estimation process. For a further discussion of sampling and core recovery factors, see Section 11.

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Figure 10-4: Map of Underground Exploration Drilling

Notes:

(1)	Zone 4 includes Zone 4 South.

(2)	Zones McA South 1, McA North 3 and McA North 4 are not reported as mineral resources.

(3)	As of September 30, 2026.

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11	Sample preparation, analyses and security

11.1	Sample density and sampling methods

Surface holes were generally drilled on sections spaced between 50 and 200 metres with 12 to 25 metres between holes on a section when necessary. The surface drillhole spacing at McArthur River mine is illustrated on Figure 10-1 and Figure 10-2. Underground exploration drilling is generally done from 30-metre spaced drill stations with three fans of holes from each station, targeting a 10 m by 10 m grid spacing in the plane of mineralization. The underground drillhole spacing is represented on Figure 10-3 and Figure 10-4.

Across the deposit, all surface or underground exploration or delineation holes were core drilled and gamma probed when possible. For surface exploration holes, drill core exhibiting noteworthy alteration, structure or radiometric anomalies is split with half the core being sampled for analysis of uranium and other elements. Before 2010, chemical assaying of underground holes was irregular, relying heavily on gamma probing to determine uranium content. Where gamma probing was unavailable, whole core samples were taken for analysis. In-hole gamma surveys and hand-held gamma detectors were used to guide sampling of core for assay purposes with attempts made to avoid having samples that cross lithological boundaries.

Since 2010, multi-element assaying of underground exploration drillholes was initiated with general guidelines of one to two drillholes from each 10-metre spaced drill section being selected and sampled for chemical analysis and density measurements, representing approximately 10 to 15% of drillholes. Between 2024 and 2025, a sampling program was undertaken to collect additional analyses of uranium and other elements, clay characterization and density measurements in zones with limited available data (see Section 12 for additional information).

To determine a chosen assay interval, the mineralization log and probed data intervals are used to differentiate between high-grade and low-grade intervals, which are sampled separately. The average sample interval is 0.5 metre but can range between 0.1 metre (for additional density measurements or to isolate massive pitchblende stringers) and 1.0 metre. On each of the upper and lower contacts of the mineralized zone, at least one additional 0.5 metre sample is taken to ensure that the zone of interest is fully sampled. Sampling is done only after all other geological logging, including photography of the core, is completed. Sampling is done in a separate room attached to the core logging facility to maintain cleanliness in the sampling area and reduce radiation levels in the core logging area.

The typical sample collection process includes the following procedures:

•	marking the sample intervals on the core boxes at the nominal 0.5 metre sample lengths

•	collection of the samples in plastic bags, taking the entire core

•	documentation of the sample location, assigning a sample number and description of the sample, including radiometric values from a hand-held device

•	bagging and sealing, with sample tags inside bags and sample numbers on the bags

•	placement of samples in steel drums for shipping

11.2	Core recovery

Core recovery through the McArthur River mineralized zones is generally excellent with local exceptions. For mineral resource estimation purposes, assayed values where core recovery is equal to or above 75% are deemed to be representative of the interval. Where core recovery is below 75%, uranium assay grades are replaced by equivalent grade determinations (eU3O8) based on downhole radiometric probing results. Given that the majority of results used for mineral resource estimation purposes are based off eU3O8 values from un-assayed holes, these replacement values account for a very small portion of the overall database used.

All drilling and sampling procedures are standardized and documented resulting in increased confidence in the accuracy and reliability of results for all phases of the work.

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11.3	Sample quality and representativeness

Most of the surface and underground drilling completed by Cameco at McArthur River for exploration and delineation purposes consists of wireline diamond drilling recovering NQ size (47.6 millimetres) core. The quality and representativeness of the surface drillhole samples has been reviewed on numerous occasions by comparing underground drilling results in the vicinity of mineralized intervals drilled from surface. Only samples deemed of sufficient quality and representativeness are used for resource estimation purposes.

Uranium grade determinations in surface drillholes are primarily based on chemical assays of drill core while approximately 90% of underground drillholes are solely based off of eU3O8 determinations determined from downhole radiometric probing.

As noted in Section 11.1, systematic sampling of underground drillholes has been performed since 2010, taking the entire core from each sample interval for verification purposes. Sampling is also undertaken when radiometric probing cannot be performed. Whole core sampling is done to reduce the potential for sampling bias, given the high-grade nature and variability of the grades of the mineralization, and to minimize human exposure to gamma radiation and radon gas during the sampling process. Most of the mineralized core drilled from underground is available for viewing at the site in gated compounds.

11.4	Sample preparation by Cameco employees

Beyond selecting, sampling, marking and bagging activities by Cameco employees, Cameco employees, officers, directors and associates are not, and have not, been involved with sample preparation. Since 2016, the qualified person for this section has been involved with providing support and guidance for sampling of mineralization as well as verifying sampling activities over the course of numerous site visits.

11.5	Sample preparation

Sample preparation is done at the Saskatchewan Research Council Geoanalytical Laboratories (SRCGL), which is located in Saskatoon, Saskatchewan, and is independent of the MRJV owners. It involves jaw crushing to 80% passing at less than two millimetres and splitting out a 100- to 200-gram sub-sample using a riffle splitter. The sub-sample is pulverized to 90% passing at less than 106 microns using a puck and ring grinding mill. The pulp is then transferred to a bar coded plastic snap top vial.

11.6	Assaying

Sample analysis for drillholes used in resource and reserve estimates has been conducted by SRCGL. SRCGL is licensed by the CNSC for possession, transfer, import, export, use and storage of designated nuclear substances under CNSC Licence Number: 01784-1-09.3. As such, SRCGL is closely monitored and inspected by the CNSC for compliance. SRCGL is an accredited testing laboratory assessed by the Standards Council of Canada under the requirements of ISO/IEC 17025:2017 General Requirements for the Competence of Mineral Testing and Calibration Laboratories.

Assaying by SRCGL involves digesting an aliquot of pulp in concentrated 3:1 HCl:HNO3 on a hot plate for approximately one hour, then making up to volume in a 100-millilitre volumetric flask with deionized water prior to analysis by ICP-OES. Instruments used in the analysis are calibrated using certified commercial solutions.

Chemical assay results were systematically checked against radiometric results to ensure their accuracy. Sample pulps and reject materials are retained for a minimum of two years and systematically catalogued. Check assays were done on an as-required basis.

11.7	Radiometric surveying

For historical surface drillholes, the reliance on downhole radiometric probing for determination of uranium grades for mineral resource estimation is minimal. Drilling from surface, consisting of 25 holes used in the mineral resource estimates, were consistently sampled to obtain U3O8 chemical assays when uranium mineralization was encountered. Of these, 8 holes collected additional geochemical analysis for other

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elements. In areas of poor core recovery or missing sample intervals, eU3O8 grades from downhole radiometric data were used to supplement the assay data. However, this accounts for a very small proportion of the overall grade data.

Downhole radiometric data, primarily from underground drilling, provides most of the grade data used for the mineral resource estimate. As of September 30, 2026, over 1,500 underground holes have been completed at McArthur River, of which approximately 90% of these rely on eU3O8 grade data obtained from downhole probing.

Freeze holes and blast holes are drilled using percussion drills with select holes being radiometrically probed and considered during wireframe generation for resource updates on a qualitative basis.

McArthur River uses a high-flux (HF) gamma probe designed and constructed by alphaNUCLEAR, a member of the Cameco group of companies. This HF gamma probe utilizes two Geiger Müller tubes to detect the amount of gamma radiation emanating from the surroundings. Servicing and recalibration is performed annually or when probes undergo repairs and the accuracy of the probes is verified in either a designated high-grade calibration hole or against a reference probe prior to use. If accuracy issues are identified at any time, the probe in question is sent for repair and recalibration and its past radiometric measurements are reviewed.

The count rate obtained from the high-flux probe is compared against chemical assay results to establish a correlation to convert corrected probe count rates into %eU3O8 grades. The consistency between probe data and chemical assays demonstrates that secular equilibrium exists within the deposit.

The correlation to convert corrected probe count rates into %eU3O8 is reviewed quarterly and updated as required based on comparisons between probing results and chemical assays. A comparison of radiometric probing grade x thickness (GT) against chemical assay GT intervals as of September 30, 2026 using the McArthur River correlation is shown in Figure 11-1.

Figure 11-1: Assay GT compared to eU3O8 GT

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11.8	Density sampling

Historical density analysis (pre-1996) at McArthur River was performed using two methodologies:

•	competent drill core sample dimensions were measured on site and had their weight measured using a scale to determine density

•	competent drill core sample dimensions were measured on site and had their dry weight determined at the SRCGL laboratory to determine density

The majority of density sampling and analysis has been conducted at SRCGL using a dry bulk density method. For this method, samples are dried and weighed before being coated with an impermeable layer of wax and re-weighed. Samples are then submersed in water to measure the volume by determining the quantity of water displaced. Measurements are recorded into a database and rock densities are calculated based on the mass and volume measurements for the samples.

A comparison of recent and historical density estimates has generally demonstrated a good correlation between datasets. Historical data not showing good correlation with the dry bulk density method were removed from the overall dataset. The remaining historical measurements are deemed reliable for use in further studies. In total, 628 density samples have been used to generate the correlations used in resource estimates. The historical density correlation against uranium values applied to Zone A, Zone 1, Zone 2 and Zone 3 is shown in Figure 11-2. Although similar, additional correlations for the remaining zones have been generated and applied to better reflect local density measurements. As additional measurements are collected, they are compared against the correlations to ensure the latter remain valid.

Figure 11-2: Historical Density Correlation

11.9	Quality assurance/quality control (QA/QC)

Quality control for assaying at SRCGL includes the preparation and analysis of standards, duplicates and blanks. Prior to June 2013, typical standards used included BL2a, BL3, BL4a and BL5, all from CANMET. In

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June 2013, five additional standards were developed at the SRCGL from Cigar Lake ore (CL-1, CL-2, CL-3, CL-4 and CL-5) to provide more robust quality control and assurance.

At least two standards are analyzed for each 40-sample batch as well as one replicate pulp analysis using an aqua regia (AR) digestion followed by ICP. One split sample repeat is also included with every group. See Figure 11-3 and Figure 11-4 for relevant results of standards and Figure 11-5 for pulp duplicate sample batches. Except for one result on standard BL-4 in early 2015, all quality control results are within specified limits. Samples that fail quality controls are re-analyzed.

Before 2013, electronic copies of all geochemical data were reviewed upon receipt of the data. Since 2013, all assay data from the SRCGL is received electronically on a secure FTP server and automatically imported by the geological data management system.

Upon import, automatic QA/QC is run on the standards for select elements and reports are emailed to the database administrator and designated mine site personnel. Any results failing the automatic check are reviewed and resolved by the database administrator and site designate.

Quality control failures are immediately reported to the laboratory and to the project geologist for resolution. The accuracy and precision of the assay and geochemical control material are assessed periodically.

Quality control for equivalent grade determination is described in Section 11.7.

QA/QC for underground drillhole information is primarily focused on quality of probing results. This is ensured by Cameco employees checking the probes against a radiation source of known activity, by visually monitoring the radiometric measurements as they are read by the instrument going in and out of the hole, duplicating probe runs and assay verification.

Monthly tests are also carried out with each probe in two fixed radioactive sources. The results must fall within an accepted range for each probe in order for that probe to remain in service. Additional quality control is obtained through comparisons of the probing results with the core gamma measurements and by visual inspection of the radiometric profile of each hole by experienced geologists at the mine site and in Cameco’s corporate office.

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Figure 11-3: BL2A, BL3, BL4 and BL5 Standards

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Figure 11-4: CL-1, CL-2, CL-3, CL-4 and CL-5 Standards

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Figure 11-5: Pulp Duplicate AR-ICP Results

The QA/QC program results have not identified issues with the analytical procedures. The qualified person for this section has reviewed the data and is of the opinion that it is of adequate quality to be used for mineral resource and mineral reserve estimation purposes. Supporting this opinion is that since 2000, the model is overperforming by 4% on tonnage and 8% on uranium content relative to the reported mine production. When only current models are considered, performance is overperforming by 8% on tonnage and 9% on uranium content as presented in Section 14.6.

11.10	Adequacy of sample preparation, assaying, QA/QC and security

Current sampling protocols dictate that all samples are collected and prepared under the close supervision of a qualified geoscientist in a restricted core processing facility. The core samples are collected and

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transferred from the core boxes to high-strength plastic sample bags, then sealed. The sealed bags are then placed in steel drums and shipped with tamper-proof security seals under the Transport of Dangerous Goods Regulations through the Cameco warehouse facilities. Chain of custody documentation is present from inserting samples into steel drums to the final delivery of results by the SRCGL.

All samples collected are prepared and analysed under the close supervision of qualified personnel at SRCGL, which is a restricted access laboratory licensed by the CNSC.

The qualified person for this section is satisfied with all aspects of sample preparation and assaying. The sampling records are documented and samples were whole core assayed to reduce bias. The assaying was done to a high standard and the QA/QC procedures employed by the laboratories were adequate. Sample security is largely defined by regulation, and all samples have been stored and shipped in compliance with regulations. The qualified person responsible for this section believes that the sample security was and is maintained throughout the process. There has been no indication of significant inconsistencies in the data used for the mineral reserve and resource estimates.

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12	Data verification

The drillhole database, containing information from surface and underground drillholes used to produce the mineral resource and mineral reserve estimate, has been verified on multiple occasions by external consultants and other Cameco geoscientists. Historical drillholes as well as many of the original signed assay certificates are available and have been reviewed by Cameco geoscientists.

In 2013, McArthur River implemented an SQL server based centralized geological data management system to manage all drillhole and sample related data. All core logging, sample collection, downhole probing and sample dispatching activities are carried out and managed within this system. All assay and geochemical analytical results obtained from the external laboratory are uploaded directly to the centralized database, thereby minimizing potential for manual data transfer errors.

Additional data verification procedures performed on the data collected at McArthur River include:

•	surveyed drillhole collar coordinates and downhole deviations are entered into the database and visually validated and compared to the planned hole locations

•	comparison of the information in the database against the original data, including digitized paper logs, assay certificates and original probing data files as required

•	validation of core logging information in plan and section views, and review of logs against photographs of the core

•	using the Maptek Vulcan software package, an additional validation query was developed that checks for data entry errors such as overlapping intervals and out of range values

•	downhole radiometric probing results are compared with radioactivity measurements made on the core and drilling depth measurements

•	downhole radiometric probes are subjected to control probing to ensure precision and accuracy

•	equivalent %U3O8 grades based on radiometric probing are validated with chemical assay results

A discussion of quality assurance and quality control measures relating to radiometric and assay results is included in Sections 11.3, 11.6, 11.7 and 11.9.

The qualified person responsible for the geological information in this report either personally verified the data or directly supervised the geology-related data verification activities, including assay and probing results, the correlations between radioactivity and uranium grade, and correlations between density and multi-elements. That qualified person attended all internal peer reviews involving the data informing the interpretation and estimation, communicating regularly with internal personnel including the Chief Mine Geologist.

Geotechnical information collected from drilling was verified visually in excavated areas underground (further discussed in Section 16).

As an operating mine, modifying factors used in the reserve estimates are validated and reviewed by the qualified persons based on actual production results. They include mining recovery and mining dilution assumptions, verified through post-mining reviews using excavation surveys against planned mining excavations, and processing recovery assumptions. Verification of the metallurgical testwork at McArthur River and Key Lake is discussed in Section 13.

In consideration of the above, the qualified persons for this section are satisfied with the quality of the data and consider it valid for use in the estimation of the mineral resources and mineral reserves. Comparison of the reported mine production against the model supports this opinion (as discussed in Section 14.6).

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13	Mineral processing and metallurgical testing

The McArthur River ore processing facilities were designed for the McArthur River orebody while the Key Lake mill facilities were adapted to the McArthur River orebody. Both facilities were commissioned for McArthur River ore in 2000 and the testwork programs to design and improve the facilities are described below.

13.1	Metallurgical testing for McArthur River ore processing facilities

The McArthur River ore processing flowsheet was largely based on the use of conventional mineral processing equipment, with targeted testwork undertaken to confirm design assumptions and adapt technology for the mine’s unique high-grade ore. Because external laboratories could not accept radioactive feed, simulated ore materials were used extensively in off-site testing. Historical metallurgical and operational testwork completed prior to mine start-up in 2000 included the following major program areas:

•	Slurry transport and handling systems consisting of pipeline flow tests conducted at the SRCGL facility to establish slurry transport characteristics and pumping requirements.

•

Full-scale slurry container prototype testing, including gravity and vacuum unloading trials and cold weather drop tests, to verify safe handling and haulage. Truck and trailer transportation trials were also completed to confirm road transport performance.

•

Uranium ore scanning and monitoring consisting of evaluating radiation scanning systems for loaded slurry containers to support ore monitoring and transportation requirements. Although automated scanning systems were tested, manual and CCTV-based inspection methods were ultimately adopted for operations.

•

Ore reclaiming and crushing alternatives including testing of water-jet slurry reclaim technology for recovering settled ore from storage containers, together with evaluations of a low-profile sizing unit (MMD sizer) and a water-flush cone crusher as potential grinding circuit components. These technologies were not incorporated into the final flowsheet.

•

Ore handling underground consisting of testing a prototype transportable mining unit for recovery and pumping of reamed ore. While initially included in the project design, the concept was subsequently replaced by conventional load-haul-dump (LHD) haulage.

•	Process instrumentation which included evaluation of instrumentation capable of simultaneously measuring slurry density and uranium grade.

•	Laboratory-scale Bond Work Index grinding tests were completed to support SAG mill sizing, together with slurry settling and thickening tests at the target grind size to support thickener design.

This comprehensive testwork program verified that the selected process flowsheet and equipment were suitable for processing McArthur River ore. In addition, bench-scale and pilot-scale testing completed at the Key Lake site confirmed that the existing Key Lake mill circuit could process McArthur River slurry with only minor circuit modifications to accommodate the different ore feed characteristics.

Since commissioning in 2000, the integrated McArthur River ore processing system, including slurry hoisting, transportation, and water treatment circuits, has operated reliably, with ongoing optimization initiatives implemented to improve efficiency and maintain performance. A notable improvement was implemented in late 2009 when the grinding circuit classification system was converted from static screens to hydrocyclones. The hydrocyclone circuit classified material based on specific gravity as well as particle size, resulting in improved downstream uranium recovery through preferential grinding of denser uranium-bearing particles. The change also significantly reduced operational issues, including slurry segregation, pipeline plugging, and sanding within process tanks at both McArthur River and Key Lake.

Initial McArthur River water treatment testwork and operating programs have supported chemical precipitation, clarification/filtration, batch release/recycle controls, and contingency treatment requirements for mine water management. Later, metallurgical and operational testwork was undertaken to develop and

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optimize treatment processes for the reduction of molybdenum and selenium loadings in treated effluent from the McArthur River operation. See Section 20.3 for further information.

Overall, the McArthur River ore processing and water treatment systems have consistently achieved their design objectives and demonstrated robust long-term performance, as evidenced by sustained uranium recovery and throughput over the operating life of the mine.

13.2	Metallurgical testing for Key Lake milling facilities

The original Key Lake uranium mill has been in operation since 1983 and was adapted in 2000 to process McArthur River ore. Prior to commissioning, bench-scale metallurgical testwork conducted at the Key Lake site laboratory confirmed that McArthur River ore could be processed successfully through the existing Key Lake circuit with only minor flowsheet modifications. Following startup, mill throughput was increased beyond the original design capacity through a series of operational optimizations, including adjustments to solvent extraction (SX) chemistry that enabled higher uranium loadings in both the extraction and stripping circuits.

Beginning in 2006, testwork was undertaken to evaluate and optimize molybdenum and selenium removal from Key Lake mill effluent. The resulting process modifications and commissioning of the Mo/Se treatment circuit in 2009 significantly reduced molybdenum and selenium concentrations and loadings in treated effluent, supporting long-term compliance with environmental performance objectives. See Section 20.3 for further information.

Between 2006 and 2008, Cameco undertook a mill revitalization study focused on the SX circuit. The study included pilot-scale evaluations of pulsed-column SX contactors as a potential replacement for mixer-settlers, as well as strong-acid stripping trials as an alternative to the conventional ammonia stripping process. Neither alternative flowsheet was ultimately adopted. Instead, selective modification and debottlenecking of the existing mixer-settler circuit increased SX capacity and efficiency, while the strong-acid stripping option did not demonstrate sufficient benefit relative to the established ammonia strip process.

Metallurgical testwork completed in 2016 addressed the impact of cementitious solids introduced from McArthur River backfill on the Key Lake milling circuits. The testwork demonstrated that addition of a coagulant to the primary thickener feed mitigates silica gel formation, reduces the effects of cement dilution, and eliminates the need to operate the legacy gravity concentrator stage. Implementation of this modification improved SX performance and overall circuit reliability while also improving processing capability of the cementitious solids and recovery of the contained values of uranium.

Overall, the Key Lake mill flowsheet including grinding, leaching, counter-current decantation (CCD), SX, precipitation, calcining, and associated support circuit have historically achieved high uranium recoveries and demonstrated robust performance through ongoing incremental optimization. No significant flowsheet changes have been required and no new deleterious elements or processing factors have been identified in McArthur River ore that would require additional metallurgical treatment beyond the established Key Lake flowsheet.

13.3	Mill throughput evaluation

In late 2024, a seven-day test was conducted to evaluate operation at a throughput equivalent to an annualized production rate of approximately 25 million pounds U3O8 per year. The primary objective of the test was to assess the performance of the leaching, CCD, and SX circuits under elevated throughput conditions and to identify any process or infrastructure constraints associated with operation at this production rate.

During the trial, SX reagent concentrations, including tertiary amine and isodecanol, were temporarily increased to support higher uranium loadings. The test achieved an average SX throughput approximately 4% above the annualized throughput rate required to support production of 25 million pounds U3O8 per year over the seven-day test period. Throughout the test period, the leaching, CCD, and SX circuits operated within expected ranges under the tested conditions. Monitored operating parameters indicated acceptable

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circuit performance, including normal phase separation, acceptable raffinate quality, and no observed adverse impacts on reagent performance or uranium recovery. No abnormal operating issues were identified in either the leaching or CCD circuits.

The throughput test results demonstrated that the leaching, CCD, and SX circuits were capable of operating at the throughput required to support an annualized production rate of up to 25 million pounds U3O8 per year without fundamental modifications. The test demonstrated that the downstream circuits could support the trial production rate for the duration of the campaign; however, the calcining and ammonium sulphate crystallization circuits were effectively operating at full capacity, leaving little operational headroom. This limited flexibility reduced the ability to absorb routine maintenance requirements, equipment downtime, and process disruptions, indicating that sustained long-term operation up to licensed capacity would not be achievable without additional downstream capacity.

13.4	Metallurgical assumptions and risks

The production schedule assumes that future ore feed remains comparable to ore previously processed through McArthur River–Key Lake processes with respect to mineralogy, uranium recovery and liberation characteristics, grindability, leachability, reagent demand, slurry rheology, settling behaviour, solid-liquid separation performance, and constituents that could affect product quality, long term tailings stability, water treatment, or environmental performance.

While ongoing data collection indicates that the McArthur River orebodies are generally similar in nature, material changes in these characteristics, including increased concentrations of clay or silica fines, acid-consuming gangue minerals, sulphides, soluble salts, or deleterious metals, metalloids, or radionuclides, could adversely affect throughput, uranium recovery, reagent consumption, tailings characteristics, water treatment and environmental performance, operating costs, or the potential economic extraction of the ore.

Accordingly, mineralogical, metallurgical, environmental, and geochemical characterization should be completed for future mining areas where geological information indicates significant differences from previously mined and processed ore to validate the assumptions used in the production schedule.

The mill throughput test demonstrated short-duration operation of the leaching, CCD and SX circuits at uranium throughput equivalent to an annualized production rate of approximately 25 million lb U3O8 per year. However, the test was limited to approximately seven days and did not demonstrate sustained annual performance at this production rate.

Sustained operation at higher production rates will depend on successful commissioning of the planned mill upgrades and continued reliable performance of the processing circuits and associated equipment. Accordingly, some residual metallurgical and operational risk remains associated with sustained operation at rates approaching the licensed production capacity.

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14	Mineral resource estimates

The McArthur River deposit currently consists of nine areas with mineral resources: Zone 1, Zone 2, Zone 3, Zone 4, Zone 4 South, Zone A, Zone B, McA North 1 and McA North 2.

These and three under-explored mineralized showings, known as McA North 3, McA North 4 and McA South 1, as well as other mineralized occurrences, have been identified over a strike length of approximately 2,700 metres and are shown in Figure 14-1.

The McArthur River mineral resource estimates have been updated and reviewed by Cameco. Peer reviews have been conducted internally. No independent verification of the current mineral resource estimates has been performed.

14.1	Definitions

The classification of mineral resources and their subcategories conform to the CIM Definitions Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Council (as amended), which are incorporated by reference in NI 43-101. Cameco reports mineral resources and mineral reserves separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

14.2	Key assumptions, parameters and methods

Reported mineral resources, located between grid northing 7535 and grid northing 9325, are almost entirely within the MRJV property but do extend locally into the adjoining RLJV (see Figure 10-1 and Figure 10-2).

The mineral resource estimates are based on approximately 50 mineralized drillholes from surface, 1,227 mineralized drillholes and blastholes from underground, and 26 mineralized freeze or dewatering holes. As an operating mine with a significant production history, the reasonable prospects of eventual economic extraction criteria used for mineral resources are well defined.

The key assumptions, parameters and methods used to estimate the mineral resources are as follows:

Key assumptions and parameters

•	mineral resources do not include allowances for dilution and mining recovery

•	uranium grades at McArthur River are extremely variable and range from hundreds of parts per million to more than 80% U3O8 over a standard composited sample length

•

grades of U3O8 were obtained from chemical assaying of drill core or from equivalent % U3O8 grades obtained from radiometric probing results. In areas of poor core recovery (usually < 75%) or missing samples, the grade was determined from probing.

•

for all zones except Zone B, a correlation between density and U3O8 content is applied where the density is not directly measured for each sample. For Zone B, the density correlation is based on U3O8 and Al2O3 content.

•

the density of the composite samples varies widely, from about 1.62 grams per cubic centimetre to 9.35 grams per cubic centimetre. The variability in density is dependent on the variable presence of the uraninite and locally, on the intensity of the clay alteration.

•	mineral resources have been estimated using a minimum mineralized thickness of 1.0 metre and a minimum grade of 0.50% U3O8

•	mineral resources have been estimated based on the use of raisebore and blasthole stoping methods

•

reasonable prospects for eventual economic extraction of the mineral resources is based on a constant dollar average uranium price of $75 (US) per pound U3O8 with a $1.00 US = $1.25 Cdn fixed exchange rate, mining and process recoveries, production costs, royalties and mineralized area tonnage, grade and spatial continuity considerations

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Key methods

•	the geological interpretation of the orebody was done on vertical cross-sections and/or with 3D implicit modelling with underground and a limited amount of surface drillhole information

•	mineral resources were estimated using 3-dimensional block models. Ordinary kriging (OK) and inverse distance squared (ID2) were used to estimate the grade and density

•	Maptek Vulcan and Leapfrog Geo mining software packages were used to generate the mineral resource estimates

14.3	Geological modelling

Using available surface and/or underground drilling, models were created using a combination of various versions of Leapfrog Geo and/or Maptek Vulcan mining software. These models were created from the geological interpretation of mineralization using lithological, structural and uranium grade information.

The mineralization has been interpreted on two to twenty-five metre spaced, east-west oriented vertical cross-sections and validated in 3-dimensions. The cut-off grade used in the interpretations was approximately 0.50% U3O8 over a one metre width while attempting to maintain geological continuity. In the absence of an interpreted geological or structural boundary, mineralization was generally extended halfway to a barren drillhole or up to a maximum of fifteen metres lateral distance, depending on the zone. Internal high-grade domains were explicitly or implicitly generated prior to estimation for all zones. A mineralized waste wireframe to capture grades as low as 0.03% U3O8 was also generated for mine planning purposes.

Figure 14-1: Orthogonal View of Underground Development and Mineralized Zones

Notes:

(1)	Zone 4 includes Zone 4 South.

(2)	As of September 30, 2026.

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14.4	Compositing

Composites for McArthur River zones have been generated for % U3O8 (G), density (D), and density x % U3O8 (DG). In general, composite lengths of 0.5 metres are used for estimation, which aligns with the majority of chemical assay interval lengths. Depending on the zone, grades from probing are generally capped based on the highest assay value available at the time. Currently, the highest assay value obtained at McArthur River is 89% U3O8. In the case of density, composite capping of regression-derived values is generally aligned with the highest obtained dry bulk density measurement at the time the resource estimate is performed. The highest density measured at McArthur River is currently 8.69 grams per cubic centimetre. No capping was applied on either assay or measured density values at the compositing stage.

Compositing was carried out for the variables using a length-weighted averaging method. Each composite was assigned a rock code associated with its corresponding mineralized lens for later use in estimation. Any composites at the edge of the lenses that were less than half the chosen composite length were combined with the preceding, full-length composite. Zone details including summary statistics of uranium grade and density for composites within all McArthur River zone mineral resource estimates are presented in Table 14-1.

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Table 14-1: General Summary of Input data by Zone

	Zone 1	Zone 2	Zone 3	Zone 4	Zone A	Zone B	McA North 1	McA North 2
Number of Holes in Resource Wireframes	122	238	67	361	94	180	30	32
Underground	122	237	64	361	91	166	29	28
Surface	0	1	3	0	3	14	1	3
Average Core Recovery	92%	95%	89%	88%	86%	97%	88%	99%
Number of Resource Wireframes	9	1	7	17	1	16	3	5
Composite Size (m)	0.5	0.5	0.5	1.0	0.5	0.5	1.0	0.5
Number of Composites	1,869	7,572	934	3,762	1,180	3,227	167	261
Internal % of Composites Below Modelling Cut-off	10	25	11	8	16	11	18	23

Uranium Composite Statistics
Mean	10.50	9.25	9.11	10.91	7.39	12.73	2.70	1.60
CV	1.62	1.75	1.78	1.60	1.76	1.59	1.88	1.42
Minimum	0	0	0	0	0	0	0	0
Maximum	89.00	89.00	80.70	89.62	80.95	89.00	33.12	19.20

Density Composite Statistics
Mean	2.76	2.69	2.74	2.88	2.63	2.89	2.56	2.41
CV	0.29	0.25	0.27	0.31	0.19	0.34	0.04	0.04
Minimum	2.42	2.42	2.45	2.50	2.42	1.74	2.51	1.62
Maximum	8.44	8.44	7.62	9.35	7.17	8.60	3.25	2.68

14.5	Block modelling

The 3D mineralization wireframes created were used to assign numeric code values to the block model and limit the influence of composites to their respective lenses and internal high-grade domains. These high-grade domains are present in all zones and/or lenses with thresholds ranging between 2.5% and 10% for the lower grade North 3 and North 4 zones and between 15% and 60% U3O8 for the remaining higher-grade zones.

Variogram analysis of U3O8 grade and density was performed on all primary mineralized lenses. Density values for all zones are singularly based off uranium concentrations, with the exception of the Zone B density regression curve which also incorporates the impact of Al2O3 values related to clay alteration.

Depending on the zone, the mineral resource block models range between 1 x 5 x 1 m and 5 x 5 x 5 m parent block sizes with respective sub-blocking between 1 x 2.5 x 1 m and 0.5 x 0.5 x 0.5 m to accurately

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reflect the interpreted limits and volumes of the mineralization. Drillhole spacing and selective mining unit considerations were also taken into account when selecting the block size.

Depending on the zone, each block’s DG and D variable is estimated by OK or ID2 interpolation methods, with the final grades % U3O8 being calculated (grade = DG/D) for subsequent mineral resource and reserve estimation work. The grade variable (G) was also estimated independently for comparative purposes. Besides initial high-grade domaining during the interpretation and modelling stage, additional methods used to restrict the influence of grade, density and DG outliers during estimation include restricting their search distance. If this was deemed to insufficiently mitigate the impact of outliers, a combination of restricted search distances and capping was applied. With few exceptions, a hard boundary approach between domains was utilized.

See Table 14-2 for a general summary of the estimation parameters by zone.

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Table 14-2: General Summary of Estimation Methods and Primary Run Parameters for Mineral Resources by Zone

Methods and Parameters	Zone 1	Zone 2	Zone 3	Zone 4(1)	Zone A	Zone B	McA North 1	McA North 2
Estimation Method	OK/ID2	OK	OK/ID2	OK/ID2	ID2	OK/ID2	ID2	ID2
Bearing ( º )	349 to 7	5	0 to 32	5 to 7	345 to 360	360	360	350
Dip ( º )	-51 to -66	-47 to -61	-55 to -85	0 to -70	-40 to -80	-45 to -78	-34 to -37	-56 to -80
Plunge ( º )	0	0	0	-20 to 12	0 to -38	0 to -10	0	0
Search along Major Axis (m)	15-30	15-53	15	27 to 80	20 to 30	30 to 60	14 to 30	25 to 60
Search along Semi-Major Axis (m)	15-25	15-21	15	9 to 27	10 to 15	15 to 60	8 to 30	25 to 60
Search along Minor Axis (m)	12-15	5-17	7.5	3 to 16	7.5 to 10	18	4 to 4.75	10 to 20

Notes:

(1)	Zone 4 model estimation methods and parameters include Zone 4 South.

14.6	Validation

Block models were validated as per Cameco standard procedures involving several methods, including but not limited to: visual review, statistical checks, spatial distribution plots, peer reviews and estimation via alternative methods. Further supporting the resource estimate parameters and methodologies is the fact that recent production adequately reconciles on a tonnage and pounds basis to current model expectations. Refer to Table 14-3 for reconciliation between the model and actual production.

Table 14-3: Reconciliation of Production and Model

Actual versus Estimated (% difference)
Year	Tonnes	Pounds U3O8
2016	13	17
2017	12	21
2018-2022[1]	—	—
2023	21	11
2024	8	1
2025	-3	13
2026[2]	-3	-9
Average	8	9

Notes:

(1)	McArthur River/Key Lake production suspension. Minor amounts of production in 2018 and 2022 reported in 2017 and 2023 time periods respectively.

(2)	Average is weighted based on annual production levels.

(3)	As of September 30, 2026.

14.7 Mineral resource classification

The criteria for the classification of the mineral resources are predicated on the confidence within the geological interpretation and continuity of uranium mineralization between sample locations determined through variographic analysis, the estimation confidence and the drilling density.

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The general criteria for each mineral resource category are as follows:

Measured mineral resources: drillhole spacing approximately 10 metres on average between drillholes with assay or probing results, demonstrate both geological and grade continuity between drillholes. There is a high level of confidence in, and understanding of, the geology and controls of the mineral deposit and no significant geological uncertainties remain that could greatly alter the current interpretation and estimate.

Indicated mineral resources: drillhole spacing approximately 10 metres to 30 metres on average between drillholes, demonstrate good geological continuity and moderate grade variability between drillhole intercepts. Some geological questions remain that could alter the current interpretation and estimate.

Inferred mineral resources: drillhole spacing greater than 30 metres on average between drillholes, with uncertain geological continuity and a high degree of grade variability between drillhole intercepts. Geological questions remain that could lead to large changes in the current interpretation and estimate.

The majority of McArthur River’s mineral resources are in the measured category based on high geological confidence levels following years of operating experience coupled with almost all zones being well defined by underground drilling (see Figure 14-2 and Figure 14-3 for examples of classification relative to drill spacing). We expect that the majority of Zone A mineral resources, currently in the indicated category, will be upgraded to measured when the ongoing infill drilling program is completed.

Figure 14-2: Zone 1 Mineral Resource Classification Relative to Drillhole Composites – Long Section View (Looking West)

Source: Cameco

As of September 30, 2026.

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Figure 14-3: Zone 1 Mineral Resource Classification Relative to Drillhole Composites – 8310N Section View (+/- 5m Window, Looking North)

Source: Cameco

As of September 30, 2026.

The McArthur River estimated mineral resources, with an effective date of September 30, 2026, are presented in Table 14-4. Alain D. Renaud, P. Geo., Biman Bharadwaj, P. Eng., Keith Perry, P. Eng. and Gregory M. Murdock, P. Eng., are the qualified persons within the meaning of NI 43-101 for the purpose of the mineral resource estimates.

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Table 14-4: Mineral Resources by Zones as of September 30, 2026

Category	Zone	Total tonnes (x 1,000)	Grade % U3O8	Total M lb U3O8	Cameco’s share M lb U3O8
Measured	1	3.5	0.84	0.1	<0.1
	2	48.5	2.57	2.8	1.9
	3	1.5	0.94	<0.1	<0.1
	4	3.5	1.10	0.1	0.1
	4 South	10.5	0.87	0.2	0.1
	B	9.3	0.96	0.2	0.1
	McA North 1	19.7	1.45	0.6	0.4

Total Measured		96.5	1.86	4.0	2.8

Indicated	2	2.6	1.86	0.1	0.1
	A	7.1	0.84	0.1	0.1
	McA North 1	5.8	8.44	1.1	0.8
	McA North 2	49.9	1.60	1.8	1.2

Total Indicated		65.4	2.14	3.1	2.2

Total Measured & Indicated		161.9	1.97	7.0	4.9

Inferred	1	1.5	3.05	0.1	0.1
	2	21.3	1.22	0.6	0.4
	3	3.1	1.01	0.1	<0.1
	McA North 2	0.9	1.17	<0.1	<0.1

Total Inferred		27.0	1.30	0.8	0.5

Notes:

(1)	Cameco reports mineral reserves and mineral resources separately. Reported mineral resources do not include amounts identified as mineral reserves. Totals may not add up due to rounding.

(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)	Cameco’s share is 69.805% of total mineral resources on the McArthur River property. All mineral resources on the RLJV side of the property boundary have been converted to mineral reserves.

(4)

Inferred mineral resources are estimated using limited geological evidence and sampling information. We do not have enough confidence to evaluate their economic viability in a meaningful way. You should not assume that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource, but it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

(5)

Reasonable expectation for eventual economic extraction of the mineral resources is based on a constant dollar average uranium price of $75 (US) per pound U3O8 with a $1.00 US = $1.25 (Cdn) fixed exchange rate, mining and process recoveries, production costs, royalties and mineralized area tonnage, grade, and spatial continuity considerations.

(6)	Mineral resources are estimated using a minimum mineralized thickness of 1.0 metre and at a minimum grade of 0.50% U3O8 based on the use of blasthole and raisebore underground mining methods.

(7)	The mineralized lenses have been interpreted from drillhole information on vertical cross-sections or with 3D implicit modelling.

(8)	Mineral resources have been estimated with no allowance for mining dilution and mining recovery.

(9)	Mineral resources were estimated using 3D block models.

(10)	Results from the ongoing Zone A drilling programs are not reflected in the above mineral resources. Based on the results to date, we do not expect future changes to be material.

(11)

Outside of factors described in Section 15.4, there are no known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other relevant factors that could materially affect the above estimate of mineral resources.

14.8	Factors that could materially affect the mineral resource estimate

The McArthur River drillhole database is considered to be reliable. Any potential errors which may be present are not expected to cause any significant changes to the mineral resource models.

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Additional drilling programs are planned for the McA North 3, McA North 4 and McA South 1 under-explored areas. The impact these may have on the current mineral resource estimate is unknown at this time and will be dependent on results.

The qualified persons responsible for the McArthur River mineral resource estimate are satisfied with the quality of data and consider the data valid for use in the estimation of mineral resources.

As is the case for most mining projects, the extent to which the estimate of mineral resources may be affected by environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other relevant factors could vary from material gains to material losses. The McArthur River mineral resources are not significantly sensitive to variances in the uranium price. The qualified persons responsible for the mineral resource estimate are not aware of any relevant factors outside of factors described in Section 15.4 that could materially affect the mineral resource estimate.

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15	Mineral reserve estimates

The McArthur River mineral reserve estimates have been updated and reviewed by Cameco. Internal peer reviews have been conducted. No independent verification of the current mineral reserve estimates was performed.

The mineral reserves include allowances for dilution and mining recovery. Stated mineral reserves are derived from estimated quantities of mineral resources recoverable by established methods. Mineral reserves include material in place and stored on surface and underground. Only mineral resources under the measured and indicated categories were considered for conversion to mineral reserves.

15.1	Definitions

The classification of mineral reserves and the subcategories of each conform to the definitions adopted by the CIM (as amended), which are incorporated by reference in NI 43-101.

15.2	Key assumptions, parameters and methods

The McArthur River reported mineral reserves are currently limited to Zones 1, 2, 3, 4, 4 South, A and B. Mineral reserves are based on estimated quantities of uranium economically recoverable by the raiseboring and blasthole stoping mining methods.

The economic cut-off criteria used to define the mineral reserve is based on whether the revenue generated by each excavation exceeds the cost of mining and mill processing to produce yellowcake. In addition, the total revenue from a zone must exceed the full investment cost to develop, mine and process the mineralized material from the zone.

The mine operating cost is estimated based on the variable costs associated with mining and handling the ore with fixed support costs removed. The Key Lake mill operating cost is estimated based on the variable costs associated with handling and processing the ore into yellowcake, again with the fixed support costs removed. Royalties applicable to the cut-off calculation are described under Key parameters. Provincial Profit Royalties are excluded from the cut-off calculation.

The value of the ore for the purposes of calculating cut-off value represents the value from uranium only. Other metals present in negligible quantities are considered to have no economic value.

The key assumptions, parameters and methods used to convert mineral resources into mineral reserves are as follows:

Key assumptions

•	annual mine rates over the life-of-mine are assumed to remain above the required rate to breakeven on capital and operating costs

•	operating costs used in the cut-off calculation are based on the 2026 budget costs

Key parameters

•	mineral reserves have been estimated using design excavated shapes with an average of 34% mineralized waste dilution and 6% backfill dilution

•	mineral reserves have been estimated based on 97.5% mine recovery for raisebore mining and 99.0% for drill and blast stoping, with a mill recovery factor of 99.2%

•	an average uranium price of $70 (US) per pound less royalties with an exchange rate of $1.00 (US) = $1.28 (Cdn)

•	the Basic Royalty (5% of revenue) plus Saskatchewan Resource Surcharge (3% of sales) less Saskatchewan Resource Credit (0.75% of revenue) is applied to the uranium price

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•	the reference point at which mineral reserves are defined is when the ore is delivered to the Key Lake mill

Key methods

The process for converting mineral resources to mineral reserves involved the following:

•	excavations are designed over the full extent of the indicated and measured mineral resources

•	dilution and mining recovery parameters are assigned to determine diluted and recovered ore tonnes and metal content for each excavation

•	revenue from each excavation is based on recovered (packaged) uranium multiplied by the metal price less royalties

•	variable costs of mining and processing each excavation are subtracted from revenues

•

excavations with a positive profit are aggregated by zone. Zones with insufficient operating profit to cover development and freeze wall capital and fixed operating costs are excluded from the mineral reserves

The mining software used were Maptek Vulcan and Deswik.

Block models were validated using various estimation methods and parameters and from the reconciliation against mine production (see Table 14-3).

15.3	Mineral reserves estimation and classification

To convert mineral resources to mineral reserves, a viable mine layout and realistic allowances for recovery and dilution are applied. The current mining plan has been designed to extract the mineral reserves from Zone 1, 2, 3, 4, 4 South, A and B. Additional drilling and mining studies are required to properly assess the resources in the remaining zones.

The mineral reserves classification follows CIM definitions, where only economically mineable measured and indicated resources can be converted to proven and probable mineral reserves.

The current mine plan assumes extraction of all the reported mineral reserves. Reported mineral resources in the measured, indicated and inferred categories have not been included in the current mine plan. A breakdown of the mineral reserves estimates by zone, as of September 30, 2026, is shown in Table 15-1. Biman Bharadwaj, P.Eng., Daley McIntyre, P.Eng., Gregory Murdock, P.Eng., Keith Perry, P.Eng. and Alain D. Renaud, P.Geo., each with Cameco are the qualified persons within the meaning of NI 43-101 for the purpose of the mineral reserve estimates.

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Table 15-1: Mineral Reserves by Zone as of September 30, 2026

Reserve Category	Zone	Total tonnes (x 1,000)	Grade % U3O8	Total M lb U3O8	Cameco’s share M lb U3O8
Proven	Stockpiles	448.1	0.39	3.8	2.7
	1	232.2	8.58	43.9	30.7
	2	25.5	3.72	2.1	1.5
	3	117.7	8.19	21.3	14.8
	4	209.3	14.34	66.2	46.2
	4 South	601.3	4.34	57.5	40.2
	B	455.9	10.10	101.5	70.9

	TOTAL PROVEN	2,089.9	6.43	296.3	206.8

Probable	1	22.4	5.01	2.5	1.7
	3	12.0	1.79	0.5	0.3
	A	403.5	5.23	46.6	32.5

	TOTAL PROBABLE	438.0	5.13	49.5	34.6

Total Proven & Probable		2,527.9	6.21	345.8	241.4

Notes:

(1)	Cameco reports mineral reserves and mineral resources separately. Totals may not add up due to rounding.

(2)	Mineral reserves are not adjusted for the estimated metallurgical recovery of 99.2%.

(3)	Key Lake mineralized blend material (Deilmann, Gaertner and cobble ore) are not included in the reserves.

(4)	Cameco’s share of total mineral reserves is 69.805% on the McArthur River property and 78.241% on the Read Lake property.

(5)	The Read Lake portion of mineral reserves (100% basis) is 3,300 tonnes at a grade of 3.39% U3O8 for 0.2 million pounds proven reserves.

(6)

Mineral reserves have been estimated based on the use of raisebore mining with an assumed 97.5% recovery and blasthole stope mining with a 99.0% recovery. Raise and stope shapes have allowances for expected waste (34% average) and backfill (6% average) dilution.

(7)	An average price of $70 (US) per pound of U3O8 was used to estimate the mineral reserves with an exchange rate of $1.00 (US) = $1.28 (Cdn).

(8)

Other than the factors described in Section 15.4 there are no other known mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the above estimate of mineral reserves.

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15.4	Factors that could materially affect the mineral reserves estimate

Like other commodities, the uranium industry is cyclical. Since McArthur River began production, spot prices have ranged from less than $10 to more than $130 US per pound. It is possible that the timing of these cycles could have a material adverse impact on Cameco’s future production decisions and declared reserves, however, the McArthur River mineral reserves are not significantly sensitive to variances in the uranium price as long as an average uranium price remains above $30.00 (US) per pound.

There are no relevant factors known to the authors of this section that could materially affect the mineral reserve estimate, except those listed below. The extent to which mineral reserves may be affected by these issues could vary from gains to losses.

Water inflows

A significant risk to development and production is from a water inflow event. Despite the mitigation measures Cameco has put in place; there remains a possibility of a water inflow during mine development and production mining. The consequences of a water inflow at McArthur River will depend on its magnitude, location and timing of any such event, but could include a significant interruption or reduction in production, a material increase in costs, a loss of mineral reserves or require Cameco to give notice to many of its customers that it is declaring an interruption in planned uranium supply. Such consequences could have a material adverse impact on Cameco. Water inflows are generally not insurable.

Geotechnical challenges

Mine development and production are occurring in faulted and altered rock which present risks and challenges in executing the mine plan. In addition, ground stress induced by artificial ground freezing and proximal development has resulted in unplanned rehabilitation and/or localized production interruptions. Lastly, as the mine ages, increased rehab is expected to be required.

To date, mining extraction, rehab and recovery plans have been successful, however there remains a risk of stope caving or extensive drift abandonment that could potentially result in production deferral or a partial loss of mineral reserves.

In addition, development through the Zone 4 clay is planned to use mass ground freezing. Although mass freezing has been previously used for production mining, this will be the first time that the site has used mass freezing specifically for mine development. The site believes the mine design and schedules are sufficiently conservative to address reasonably unforeseen conditions; however, there remains a risk that schedules cannot be executed as planned, or that mine designs cannot be fully implemented. This could potentially result in production deferral and potentially a partial loss of mineral reserves in the Zone 4 clay area.

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16	Mining methods

This section describes the technical aspects of the underground mine, including hydrogeology, radiological and geological conditions and controls, mine development, ground freezing, mine equipment, underground infrastructure, mining methods, backfill requirements and forecast production rates.

16.1	Mine design parameters

The McArthur River deposit presents unique challenges that are not typical of traditional hard or soft rock mines. These challenges are the result of mining in or near high pressure ground water in challenging ground conditions with significant radiation hazards due to the high-grade uranium mineralization.

Mining methods are selected on their ability to mitigate risks associated with high pressure water, radiation hazards and challenging ground conditions. Mine designs are coordinated through the site’s mine engineering department. When required, third party technical experts are included in the design process. In general, designs are conservative to protect the high value deposit and to avoid a serious to catastrophic water inflow event.

All new development areas, new production areas and new mining methods undergo internal technical review and approval. These reviews are carried out to determine the level of risk associated with the planned work and if the controls identified are sufficient to mitigate that risk.

Standard controls utilized at McArthur River for managing hydrological, radiological and geotechnical risks are described below.

Hydrological conditions and controls

All the mineralized areas discovered to date at McArthur River are in or partially in water-bearing ground with pressures ranging from 680 to 850 psi. Hydrological conditions can be divided into two regions:

Water-bearing: The water-bearing region consists of all the rock units above the unconformity contact (conglomerate and sandstone). Drawdown testing has demonstrated that the fracture patterns, along with water-bearing joints and bedding planes, are directly connected to the surface groundwater table. The sandstone and conglomerate itself, however, is not porous.

Water flow rates through the fractures and joints will vary, but typically the highest conductive pathways are associated with the P2 fault as the brittle, flat lying sandstone has been well fractured by the tectonic forces of the reverse fault.

Basement: The basement consists of all the rock units below the unconformity contact (biotite gneiss, cordierite gneiss, quartzite plus some minor units). The basement units are typically dry but can contain open water pathways to the sandstone. These pathways typically consist of faults, fractures, joints and unsecured drillholes. The risk of intersecting water pathways increases with proximity to the unconformity contact.

To reduce the inherent risk of an inflow, the high-pressure water sources are isolated from active development and production areas. To date, McArthur River has relied on pressure grouting and ground freezing to successfully mitigate the risks of the high-pressure groundwater (see Figure 16-1).

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Figure 16-1: Probe & Grout and Freeze Drilling as of September 30, 2026

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Radiological conditions and controls

Gamma radiation, radon gas, radon progeny and long-lived radioactive dust (LLRD) hazards are all present at McArthur River. The degree of radiological risk and controls required is a function of location. The McArthur River deposit can be divided into three radiological regions:

Massive Mineralization: The region consists of known ore zones and areas of continuous mineralization. The ore regions are well identified ahead of development and typically consist of pitchblende and coffinite. Grades are typically greater than 10% U3O8 but can be greater than 80% U3O8 in localized areas.

Transition Mineralization: The transition areas consist of the ground that surrounds the orebody and typically contains low levels of mineralization due to small ore stringers that offshoot from the main orebody. Due to the random nature of these ore stringers, they are often difficult to model and identify. Transitions can be sharp when moving east-west (on the mine grid), but highly variable when moving sub vertically along the P2 fault trend.

Non-Mineralized: The region consists of all the rock units located a sufficient distance away from the mineralized areas where the conditions for deposition were not present during the formation of the ore body.

Gamma, radon, radon progeny and LLRD hazards are all present in the mineralized areas. Gamma and LLRD hazards are not present in the non-mineralized areas. Typically, water intersected in non-mineralized areas does not contain significant amounts of radon unless proximal to the mineralization.

Controls must be in place to ensure that the regulatory exposure limits are not exceeded. Typical design controls used at McArthur River include avoiding development in high-grade mineralization whenever possible and practical, shielding of gamma sources, direct exhaust ventilation, point source ventilation capture of radon gas, remote technology whenever possible and practical, ground freezing and pressure grouting to prevent entry of radon-bearing water into the mine workings.

Geotechnical conditions and controls

Ground conditions at McArthur River can be highly variable depending on location within the mine. Typically, the rock mass is fair to excellent away from the P2 fault. Ground conditions near the P2 fault is typically poor to very poor due to alteration and fracturing (Table 16-1). Typical geological cross-sections are shown in Figure 16-2.

Stable openings must be maintained at McArthur River for the safety of the underground workers, to prevent ground failures that may lead to an uncontrolled water inflow and to ensure high ore recoveries. Typical techniques employed at McArthur River include locating the openings in as stable ground as practical, limiting the size of the opening, excavation control such as perimeter control blasting or mechanical excavation, installation of ground support in a timely manner, conservative ground support design and tight filling of mined-out areas.

Diamond drill core from exploration and probe & grout drilling is logged by the geology department and rock mass rating (RMR) is assigned. Data is entered into the geological database, and where sufficient information exists, an RMR model is created to assist with mine design.

During mine development, field mapping is carried out by geology and regular inspections are made by mine engineering to ensure conditions are as expected and to confirm that the support design remains appropriated for the conditions being encountered.

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Table 16-1: Rock Geotechnical Classification

Unit Name	Rock Quality	Compressive Strength (MPa)
Sandstone	good to excellent	50-230
Sandstone, altered	poor to extremely poor	<30
Mineralization	fair to extremely poor	highly variable
Cordierite Pelitic Gneiss (CPG)	good	40-130
Cordierite Pelitic Gneiss (CPG), altered	fair to poor	<40
Biotite Pelitic Gneiss (BPG)	good	40-120
Biotite Pelitic Gneiss (BPG), altered	fair to poor	<40
Graphite	very poor	<5
Clay	very poor	<5
Pegmatite	good	80-130
Conglomerate	fair to good	30-180
Conglomerate, altered	fair to extremely poor	<30
Quartzite (Upper and Lower)	good to excellent	50-280

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Figure 16-2: Typical Geological Cross-Sections of Zone 4 & Zone B (Looking Mine Grid North)

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16.2	Mine design

Mine access and service boreholes

The mine is accessed and serviced by three shafts and eight service boreholes from surface (Figure 16-3).

Pollock Shaft (Shaft 1)

Shaft 1 is the main access into the mine for both personnel and materials. It is a 680 metre deep, 5.5 metre diameter concrete lined shaft serviced by a single deck 28-person main cage, an auxiliary 6-person cage and an 8-ton skip. The shaft serves as a fresh air intake for the mine and is equipped with intake mine air fans and heaters for winter operation. Mine services feeding the underground through Shaft 1 consist of a water collection system, dewatering pipes, communication and low voltage cables, brine lines, and two concrete slicklines. The shaft connects to the 530, 640, 660 and 680 levels.

Shaft 2

Shaft 2 serves as the main ventilation exhaust for the mine. It is a 526 metre deep, 6.1 metre diameter concrete lined shaft. The shaft connects to the 530L only. All mine services and infrastructure inside the shaft, except for the shaft water collection system, were removed in 2014 to improve the mine’s ventilation performance.

Entry into the shaft is limited due to there being no permanent hoist system. Inspections are carried out using remote cameras or drones as required. Maintenance within the shaft is facilitated by installing a temporary headframe, hoist and galloway. The galloway is owned by Cameco and stored on site while the temporary headframe and hoist is rented and operated by a contractor. The shaft was last physically entered in 2024 to carry out maintenance on the water collection system. Entry into the shaft typically requires major ventilation reductions, which limits the amount the underground activity that can be carried out in parallel with maintenance inside of Shaft 2.

Shaft 3

Shaft 3 is the emergency egress from the mine, with both a conveyance and a ladder escapeway. It is 530 metres deep and serves as both a fresh air intake and exhaust. It is connected to the 530L only. The fresh air system is equipped with intake heaters and fans for winter operation. The exhaust system consists of rigid ducting within the shaft connected to surface exhaust fans. It is a 6.0 metre diameter concrete lined shaft serviced by a six-person auxiliary cage, a galloway and a winch for hoisting parts and equipment for shaft maintenance. Mine services feeding the underground through Shaft 3 consist of a water collection system, dewatering pipes, power cables, communication lines, concrete slickline, and exhaust rigid vent ducting.

Surface to underground boreholes

The underground mine is also serviced with the following cased boreholes:

•	two high voltage electrical boreholes

•	two high-grade slurry transfer boreholes

•	two concrete transfer boreholes

•	two brine transfer boreholes

Underground mine description

The McArthur River mine has 13 levels which consist of two main levels (530 m level and 640 m level) and 11 sublevels. The main levels have full-service cage access to Shaft 1 where personnel and materials can be moved into and out of the mine. The levels are connected by two internal ramp systems, the main ramp and north ramp, which allows the mobile equipment to move throughout the mine. Figure 16-3 shows the general mine layout and the mineralized zones containing the mineral reserves and resources.

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The underground infrastructure consists of all the necessary facilities to operate an underground mine which consists of the following:

•	refuge stations

•	maintenance shops and workstations

•	warehouse & material storages

•	drill & extraction chambers

•	ore and waste handling and storage systems

•	underground communication systems

•	compressed air distribution system

•	heat exchangers and brine distribution systems

•	mine water storage dams and distribution system

•	water collection sumps and settling cones

•	mine dewatering stations

•	concrete pumping and distribution system

•	underground electrical substations and distribution

•	auxiliary ventilation systems

•	underground fuel bays

•	underground explosives storage

•	underground high-grade ore processing facility

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Figure 16-3: General Mine Layout (oblique view looking north-west)

Notes:

(1)	Mineral reserves and resources shown in red.

(2)	North Arrow relates to mine grid.

(3)	As of September 30, 2026.

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Development design

Development at McArthur River is classified into three categories: low, medium, and high-risk development based on hydrological, geotechnical and radiological risks.

Low and medium risk development accounts for most of the development while high risk development accounts for less than 5% of the overall development. High risk development is typically associated with development through highly fractured and altered areas associated with the P2 fault or near the unconformity contact without freeze protection.

Probe and grout covers are maintained ahead of the development face to gather geological, geotechnical, hydrological and radiological information and to pressure grout off water-bearing structures. Formal probe and grout reviews are jointly carried out by the site’s mine engineering and geology departments prior to advancing development.

Drift dimensions vary depending on the location and end use. Normal travel ways are excavated as a 5 m x 5 m drift with an arched back. Standard minimum ground support consists of 2.4 m #7 rebar bolts on a 1.2 m x 1.2 m pattern and 6-gauge welded wire mesh screen.

Standard ground support is generally sufficient for all development classed as low risk. Ground support for medium and high-risk development plus intersections and large spans are assessed individually and the appropriate level of support installed.

Old mine workings no longer required are typically used for non-combustible contaminated waste disposal, or disposal of uneconomic waste rock. Abandoned mine workings that may pose a long-term stability concern and water inflow risk are tight filled.

Completed and planned development is maintained in three-dimensional mine design software, which is integrated with the geological model and drillhole database.

Planned development

Approximately 24,500 metres of lateral development (22,000 metres capital and 2,500 metres operating) is required over the life-of-mine. Development requirements are greater earlier in the mine life to ensure undeveloped zones are brought on-line early enough to meet the life-of-mine production requirements. The estimate includes all development required to mine the current mineral reserves, development required to access and drill known exploration targets, and development for underground support infrastructure.

Estimated required development on an annual basis is shown in Figure 16-4. This development rate supports a production ramp to an average sustained production rate of 22 million pounds U3O8 with some minor flexibility.

The amount of development does not change for higher or lower production rates; however, schedule timing adjustments may be required.

Figure 16-5 shows the general locations of planned future development.

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Figure 16-4: Annual Mine Development Summary

Figure 16-5: Planned Future Mine Development

Notes:

(1)	Future development shown in green.

(2)	As of September 30, 2026.

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Ground freezing

Ground freezing is used at McArthur River to prevent or restrict high pressure ground water from entering the mine. In addition, it is also used for ground strengthening in areas with very low rock strengths. Typical applications of ground freezing at McArthur are the following:

Freeze wall

A freeze wall (or shell) is a region of frozen ground that completely isolates a region of the underground from water-bearing ground. Ground within the freeze wall is distinguished by the lack of water re-charge and by static water pressure significantly below the water-bearing ground outside the freeze wall. To achieve this, the freeze shell is made of interlocking freeze walls and is anchored into non-water-bearing basement rock. Once a freeze wall is established, the area is depressurized and drained. Development and ore extraction can proceed within the inside of the freeze walls, with a significantly lowered water inflow risk.

Established freeze walls currently exist for Zone 1, Zone 2 and Zone 4. The Zone 4 South freeze wall cap has been activated, with the north, south and west walls remaining to be completed (Figure 16-6). Freeze walls are planned for all the remaining undeveloped mine zones containing mineral reserves (Zone 3, Zone A and Zone B).

Figure 16-6: Current Freeze Wall Status as of September 30, 2026

Mass freezing

Mass freezing is a method of bulk freezing a large area for the purposes of both water control and ground stabilization. It is typically considered suitable for areas where the rock mass is exceptionally weak and at risk of uncontrolled cave-ins without strengthening by ground freezing. To successfully mass freeze an area, parallel freeze rings must be drilled close enough to allow the ground freezing to connect between rings. Mine development or extraction would take place between freeze rings.

Mass freezing was utilized as part of the boxhole test program and will be utilized in the Zone 4 clay area for both mine development and production. Mass freezing has been successfully applied at Cameco’s Cigar Lake mine.

Freeze shield

A freeze shield is a region of frozen ground that does not completely isolate a region from water-bearing ground. This type of freeze structure is typically used where simply impeding the flow of water through a water-bearing structure is sufficient.

A freeze shield was used to successfully establish to the 530-7300E Zone 4 freeze drift where water conductive sub-faulting was known to pass closely to the planned excavation.

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Freeze plants & brine distribution

The McArthur River mine site currently has a total of 2,050 tons of refrigerant (TR) capacity consisting of 1,300 TR at Shaft 1 (800 TR main plant, 500 TR modular plant) and a 750 TR plant at Shaft 3. The Shaft 3 freeze plant has sufficient space for an additional 750 TR expansion (3 additional 250 TR compressors).

Chilled calcium chloride brine is circulated from the freeze plants to the underground via Shaft 1 or the south brine transfer boreholes. Heat exchangers on the 530 m level provide the interface between the surface to underground primary loops and the secondary underground distribution loops. From the heat exchangers, the brine is then distributed to the freeze areas on a low-pressure circuit to the freeze holes.

Future ground freezing

Expansion of the south freeze plant is currently underway with the planned addition of two freeze compressors which will increase the south freeze plant capacity to 1250 TR. The Shaft 3 underground heat exchangers are being also expanded from 2 to 4 units.

Based on the current known mineral reserves, McArthur River is expected to have sufficient freeze plant capacity to freeze the remaining identified mine zones, once the south freeze plant expansion is complete. The amount of freeze plant capacity does not materially change for higher or lower production rates.

An expansion of the underground distribution system will be required to support the freezing of zones that have not yet been developed and brought into production. Figure 16-7 shows the areas which are either currently or planned in the future to use ground freezing.

It is currently assumed that the freeze walls remain in place for the life of the mine with only the inner connecting freeze walls being taken off-line. This assumption minimizes inflow risks and avoids costly risk mitigation measures associated with managing a full decommissioning a freeze wall.

Figure 16-7: 530m Level Plan View with Sketch of Current and Future Freeze Areas

Notes:

(1) Only zones with mineral reserves shown.

(2) As of September 30, 2026.

Mine ventilation

The McArthur River mine is negatively ventilated by two 900 hp surface exhaust fans located at Shaft 2 and two 500 hp surface exhaust fans at Shaft 3. There is an installed spare 700 hp exhaust fan at Shaft 2.

The operating maximum capacity of the system is approximately 519 m3/s (1,100,000 cfm); however, the system is currently constrained at approximately 472 m3/s (1,000,000 cfm) due to water capture line breaks in Shaft 2 (higher ventilation resistance from increased water suspension). There are plans to enter the shaft in 2027 to make repairs and increase the robustness of the water capture system.

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For winter operation, Shaft 1 and Shaft 3 are equipped with intake heaters and fans that heat the mine air. Sufficient heating capacity is available to approximately -36°C at maximum ventilation. Ventilation reductions are required when temperatures drop below -36°C to prevent shaft freezing. There are currently plans to increase the Shaft 3 heating and ventilation intake capacity to address this occasional winter ventilation constraint, and to maintain positive pressure on the Shaft 3 headframe up to maximum ventilation.

The mine is equipped with a vent-on-demand system that allows real time monitoring and remote ventilation operation in key areas, with some minor automation. This system was commissioned in 2025 and is designed to allow rapid ventilation adjustments allowing the site to adjust the ventilation to align to planned underground work activities on a shift basis. The system is expected to allow the site to use the available ventilation in a more efficient manner and avoid capital upgrades. As this system has been recently installed and commissioned, the full expected benefits have not been proven, however, initial results have been promising.

Underground ventilation distribution and the vent-on demand system will be expanded as mine development advances into new mine areas. Ventilation to mined out areas will be turned off when no longer required.

Ventilation requirements over the life-of mine will vary based on mine grade, underground work activity levels and infrastructure requirements. Overall, the mine is expected to have sufficient ventilation to meet the assumed mine production levels in this report.

Preliminary assessments at a 25 million pound-per-year mining rate indicate that there is some minor risk that ventilation may become a constraint during certain periods of the mine life.

Mining equipment

McArthur River owns all its mine equipment except for the diamond drills, which are owned and operated by the diamond drill contractor. Tables 16-2 and 16-3 summarizes the main mobile equipment used on site and includes the numbers of additional pieces of equipment that will be added to the fleet to support mining of the mineral reserves. Much of the existing fleet is scheduled to be replaced or overhauled during the remaining mine life. Costs for this additional and replacement equipment are included in the capital plan noted in Section 21.1.

Mine development utilizes standard development equipment consisting of 2-boom jumbos, 6-yard & 8-yard scooptrams, mechanized rock bolters and scissor decks for mine services installation. An AM75 roadheader is utilized when mechanical excavation is required. Wet shotcrete is batched on surface and then delivered to the underground using concrete trucks and slicklines. The shotcrete is delivered to the active development face using transmixers and applied using mechanized shotcrete sprayers.

Freeze drilling is done with customized heavy mast Cubex drills modified for the conditions encountered at McArthur River.

Raisebore drills are used for production raisebore mining and for the creation of slot raises for blasthole stope mining. McArthur River uses a fleet of 53R raisebore drills. These drills are set-up to ream up to a 3-metre diameter raise. Blasthole stope drilling is normally done with light mast Cubex drills. Ore is typically handled with 8-yard scooptrams.

For backfilling, concrete is batched on surface and then delivered to the underground using surface concrete trucks and slicklines. For mass pouring of concrete, concrete is typically pumped using a fixed concrete pump(s) from the slickline to the backfill area. Concrete for raisebore plugs or areas too far away to be pumped is transported using transmixers and pumped locally using a portable concrete pump.

In addition to the main mining equipment, the site has other surface and underground support equipment such underground personnel carriers, surface light trucks, forklifts, bobcats, service trucks and emergency response vehicles. The site has access to a heavy lift crane based at Key Lake.

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Table 16-2: McArthur River Main Underground Mobile Equipment

Main Underground Mobile Equipment	Current Units	Future Additions
Scoops (8yd, 6yd and 4yd)	8	1
Haul Trucks	0	2
Mechanized Bolters	4	2
Scissor Decks	5	—
Two Boom Jumbo Drills	3	—
AM75 Alpine Miner	1	—
ANFO Loader	1	—
Cubex Long Hole Drills	4	4
Cubex Freeze Drills	3	1
Raisebore Drills	8	—
Transmixers	3	1
Shotcrete Sprayers	2	2
Concrete Pumps (portable and fixed)	5	1

Table 16-3: McArthur River Main Surface Mobile Equipment

Main Surface Mobile Equipment	Current Units	Future Additions
Cement Trucks	4	—
Graders	2	—
Loaders	5	1
Excavators	1	—
Dozers	2	—
Surface Haul Trucks	2	1
Vacuum Trucks	2	1
Water Wagon	1	—
De-Icer Truck	1	—

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Mine services and utilities

Underground electrical supply and distribution

McArthur’s main underground power supply is via two 13.8 kV lines in boreholes connecting the north surface substation and the underground N1 substation. Once underground, the power is distributed to local electrical transformer sleds at 5 kV and then then further reduced based on operational requirements (600 V, 220 V and 120 V typical). Power feed to the underground is also provided through Shaft 3 where two 5 kV lines connect to the underground.

Local underground power distribution and substations will be expanded as development advances into new areas.

For more detail on overall site power supply and back-up generation, refer to Section 18.1.

Underground mine water supply

Shaft water (water leaking into the shafts from the sandstone formation) provides the underground operation with its water supply. No surface water is sent underground. The water is collected via shaft water rings, packers and piping within the shafts. The water is pumped or directed to storage dams on the 530L where it is either used for underground industrial use or pumped to surface.

Shaft 1 and Shaft 2 water is sufficient to meet the current and future underground industrial water demand. Surplus water from Shaft 1 & 2 is pumped to surface for treatment and release.

Shaft 3 water is notably cleaner than Shafts 1 and 2 and direct discharge to the environment without further treatment is permitted. For this reason, it has its own distinct handling system. When the release criteria are met, the water is pumped to surface storage tanks. The water is either then used as surface industrial water or directly released to the environment. If the release criteria are not met, the water is directed to the Shaft 1 storage dams for mine dewatering and treatment. The Shaft 3 water can also be used as make-up underground industrial water if required.

Mine dewatering

A mine water handling strategy has been developed that includes a minimum dewatering capacity standard, designed to handle normal background water combined with an estimated maximum sustained inflow plus a factor of safety. The predicted future water background levels and dewatering requirements are reviewed and updated annually.

McArthur River currently has an estimated peak dewatering capacity of 1,825 m3/hr. This dewatering capacity is expected to be sufficient to meet future operating and emergency dewatering requirements. Expansion of underground collection sumps and transfer dewatering lines will be required as new mining zones are developed to ensure local flooding does not occur.

Batch plant & concrete distribution system

A surface batch plant is used to provide the underground with its concrete and shotcrete requirements as well as for surface construction projects. Concrete is used for backfilling stopes and production raises, tight filling of drifts, radiation shielding and for construction purposes. Shotcrete is used for both ground support and radiation shielding.

Prior to restarting the mine in November 2022, both the batch plant and underground concrete pump station were upgraded. The batch plant upgrades included new feed bins, a rapid wet mixer (eliminated truck mixing) and a new control system. The underground pump station included the addition of a remixer and new control system. These upgrades where done to address plant wear, improve quality control, increase output and improve operational efficiencies.

Expansion of the underground concrete distribution, including a north slickline from surface to underground, will be required as new mining zones are brought into production.

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System capacity (batch plant & delivery) is estimated at 77,000 m3/year. Although not fully proven, current performance data, test work and reasonable operational assumptions support this estimate.

Dual concrete delivery to the underground via separate slick line holes is a key assumption in meeting the life-of-mine schedule requirements. This practice, which is not currently in use, will be essential in managing multiple priority headings at the same time as concrete demand increases.

If successful in implementing dual delivery and achieving the expected system capacity, then the life-of-mine concrete requirements will be met with additional surplus capacity to support mine production up to the licence limit of 25 million pounds.

16.3	Mining methods

At McArthur River, there are three approved mining methods: raisebore mining, blasthole stope mining, and boxhole mining, which have been used for mining approximately 386 million pounds U3O8 since production start-up in 1999.

Raisebore mining

Raisebore mining is suitable for massive high-grade zones where there is access both above and below the ore zone. The raise opening created by mechanical cutting has proven to be very stable making this method favourable for mining the weaker rock mass areas of the deposit. In addition, holes can be drilled accurately over long distances when compared to traditional production drilling, eliminating the need for sublevel access.

A raisebore chamber is developed in waste above the ore zone and an extraction chamber is developed in waste below the ore zone. A raisebore drill is set up in the raisebore chamber and a standpipe is installed. A pilot hole is then drilled to breakthrough into the lower extraction chamber. All cuttings from pilot drilling are contained and piped away to avoid radiation contamination of the work area.

Once breakthrough occurs, the reamer is installed and mechanical cutting begins (reaming). Reaming continues through waste and into the ore. Raisebore cuttings are mucked remotely as required. All cuttings from production raises are scanned for ore grade estimates and delivered to the appropriate dump locations.

Reaming stops at the upper ore contact below the raisebore chamber. The reamer is lowered to the brow of the open hole and final muck cleanup of the chamber is carried out. The reamer is then lowered to the sill and the backfill gantry is installed for head cover protection. The chamber and reamer are washed down and then the reamer and rods are removed. Once all the rods are out, the raisebore is moved to the next scheduled production raise.

Once the rods are removed, backfilling can begin. This is done in three stages (plug, second and final) using concrete as backfill material. The bottom of the raise is sealed with a backfill gantry or remote plug tool and the initial plug pour is placed from the bottom of the raise using a portable concrete pump. After the first pour has set, the second pour is placed from the raisebore chamber through the pilot collar.

After the second pour is set, the plug is bolted for ground stability purposes. The final pour is then completed from the raisebore chamber through the pilot hole.

Production raises are designed to overlap each other to maximize recovery of the high-grade ore. Mine recoveries are typically 97.5% with a small amount of ore lost between the cusps between the circular raises. As the production raises normally have smooth walls, CMS surveys are not typically done unless wall sloughing has occurred.

Figure 16-8 shows a typical raisebore mine design in combination with a blasthole stope.

Cameco’s plan is to continue to use raisebore mining as one of the main extraction methods over the mine life, specifically for the creation of slots for blasthole stoping, for mining the Zone 4 clay area and for mining the more massive vertical ore areas of Zone B.

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Blasthole stope mining

After successfully completing six test stopes in ore, blasthole stoping was approved by the CNSC as an extraction method in November 2013. Since approval, the use of this method has expanded to the point where approximately 70% of the ore is now extracted using this method.

Blasthole stoping is planned in areas where blastholes can be accurately drilled and small stable stopes excavated without jeopardizing freeze wall integrity. Blasthole stope mining has shown an advantage over raisebore mining on overall extraction efficiency by reducing underground development, concrete consumption, mineralized waste generation, and improving extraction cycle time. Use of this method has significantly reduced McArthur River’s overall operating costs.

Drill access is developed in waste above the ore and undercut mucking access is developed in waste below the ore. A raisebore slot is excavated and drillholes placed around the slot. Drill standpipes are used to contain drill cuttings to avoid radiation contamination of the work area. The drillholes are then blasted into the slot, typically as several small blasts. Blasting slightly into the waste is often done to ensure recovery of all the high-grade ore. A waste cap is typically left at the top of the stope.

Blasted ore is remotely mucked from the raise draw point and scanned for grade estimates and delivered to the appropriate location. Once blasting is complete, the stope is backfilled in the same manner as a production raisebore hole described above. A small number of stopes with no planned adjacent mining are filled with dry waste muck.

All drill and blast stopes are 3D scanned to monitor for ore recoveries and reconcile production. Additional blast holes, recovery stopes or deferral to adjacent stope mining can be used to recover missed ore. On an individual excavation stope basis, recoveries can be highly variable, however, final ore recoveries are assumed to be 99%.

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Figure 16-8: Section Schematic looking North (Mine Grid) of Zone B showing Typical Freeze Wall and Ore Extraction Methods

Boxhole mining

After successfully completing six test raises, boxhole boring was approved by the CNSC as an extraction method in July 2013. A total of thirteen 1.5 metre and 2.1 metre diameter raises were completed and approximately 0.5 million pounds were extracted.

Originally, boxhole mining was planned for some of the more challenging upper mining areas but following the success in development of Zone 2 – Panel 5, mine designs were revised and boxhole mining was replaced with more productive and cost-effective methods. In 2015, the boxhole program was discontinued. No further use of this mining method is planned.

16.4	Production plan

This report assumes a ramp-up of annual production to 22 million pounds by 2030, after which an average production level of 22 million pounds is maintained. Assessments indicate that after the ramp period, the sites’ facilities will have the capacity to produce at a sustained average annual production rate of 22 million pounds with the flexibility to produce up to a peak of 25 million pounds. Actual annual production is expected to vary in the range of 18 million to 25 million pounds, depending on contract commitments, mining cycles, and non routine maintenance timing.

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As part of Cameco’s annual planning and budget cycle, production plans for the subsequent one-year period are approved, with disclosure of the one-year outlook being provided in our annual management’s discussion and analysis. As such, formal production plans have not been approved or disclosed beyond 2026.

McArthur River currently has sufficient mineral reserves to permit mining for approximately 17 years at the assumed mining rates shown in Figure 16-9 and Table 16-4.

Mill production at Key Lake will closely follow mine production for the life of mine (see Table 16-5). Differences in a given production year between mine and mill production will occur due to the addition of mineralized material stockpiled at both McArthur River and Key Lake. Mineralized material from McArthur River represents 99.5% of the mill feed pounds and 80.8% of the mill feed tonnes.

Figure 16-9: Annual Mine and Mill Production Forecast

Notes:	(1)

McArthur mine production includes year-to-date mined as of September 30, 2026, plus all unmined reserves. Expected mineralized development waste (244,000 tonnes at a grade of 0.12% U3O8) and broken ore inventory as of December 31, 2025, is not included in the mined production.

(2)

Key Lake packaged production includes uranium from all mill feed sources (McArthur River broken inventories, McArthur River unmined reserves, expected mineralized development waste plus Key Lake low-grade mineralization remaining from the Deilmann and Gaertner pits).

(3)	As of September 30, 2026, year-to-date actual mined and packaged production is 10.5 million and 9.9 million pounds U3O8 respectively.

(4)

In the Q3 MD&A, Cameco’s 2026 packaged production outlook range for Key Lake / McArthur River was 14.0 million to 14.5 million pounds U3O8. A production level of 14.3 million pounds U3O8, representing the centre of that forecast range, was used in this technical report.

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Table 16-4: McArthur River Mine Annual Production Forecast

		2026	2027	2028	2029	2030	2031	2032	2033	2034
McArthur Mined	Tonnes	90,000	74,000	80,000	88,000	126,000	140,000	149,000	145,000	162,000
	M lb U3O8	14.3	18.0	19.5	21.0	22.0	22.0	22.0	22.0	22.0
	Grade	7.22%	11.00%	11.01%	10.80%	7.94%	7.11%	6.68%	6.86%	6.15%

		2035	2036	2037	2038	2039	2040	2041	2042	Total
McArthur Mined	Tonnes	161,000	151,000	152,000	132,000	132,000	133,000	117,000	114,000	2,146,000
	M lb U3O8	22.0	22.0	22.0	22.0	22.0	22.0	19.5	18.2	352.4
	Grade	6.18%	6.63%	6.58%	7.55%	7.54%	7.52%	7.57%	7.25%	7.45%

Notes:	(1)

In the Q3 MD&A, Cameco’s 2026 packaged production outlook range for Key Lake / McArthur River was 14.0 million to 14.5 million pounds U3O8. A production level of 14.3 million pounds U3O8, representing the centre of that forecast range, was used in this technical report.

(2)	Mine production includes YTD actual mined plus unmined mineral reserves as of September 30, 2026.

(3)	Broken ore inventory as of December 31, 2025 (428,000 tonnes @ 0.34% U3O8) not included in mined production.

(4)	Expected mineralized development waste (244,000 tonnes at a grade of 0.12% U3O8) not included in totals.

(5)	As of September 30, 2026, actual mined production is 10.5 million pounds U3O8.

Table 16-5: Key Lake Mill Annual Production Forecast

		2026	2027	2028	2029	2030	2031	2032	2033	2034
McArthur Feed	Tonnes	95,000	127,000	145,000	170,000	171,000	171,000	169,000	165,000	174,000
	M lb U3O8	14.4	18.1	19.6	21.4	22.1	22.1	22.1	22.1	22.1
	Grade	6.83%	6.48%	6.16%	5.74%	5.86%	5.86%	5.93%	6.06%	5.76%
Key Lake Blend	Tonnes	35,000	30,000	30,000	21,000	26,000	26,000	28,000	32,000	23,000
	M lb U3O8	0.05	0.04	0.04	0.03	0.03	0.03	0.04	0.04	0.03
	Grade	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%
Total Mill Feed	Tonnes	130,000	157,000	175,000	191,000	197,000	197,000	197,000	197,000	197,000
	M lb U3O8	14.4	18.2	19.7	21.5	22.1	22.1	22.1	22.1	22.1
	Grade	5.03%	5.26%	5.11%	5.10%	5.08%	5.08%	5.08%	5.08%	5.08%
Total Packaged	M lb U3O8	14.3	18.0	19.5	21.3	22.0	22.0	22.0	22.0	22.0

		2035	2036	2037	2038	2039	2040	2041	2042	Total
McArthur Feed	Tonnes	175,000	166,000	166,000	151,000	150,000	149,000	150,000	130,000	2,625,000
	M lb U3O8	22.1	22.1	22.1	22.1	22.1	22.1	20.1	19.2	355.9
	Grade	5.73%	6.04%	6.04%	6.63%	6.69%	6.71%	6.07%	6.70%	6.15%
Key Lake Blend	Tonnes	23,000	32,000	32,000	47,000	48,000	48,000	29,000	116,000	625,000
	M lb U3O8	0.03	0.04	0.04	0.06	0.06	0.06	0.04	0.77	1.45
	Grade	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%	0.30%	0.10%
Total Mill Feed	Tonnes	198,000	198,000	198,000	198,000	198,000	197,000	179,000	246,000	3,250,000
	M lb U3O8	22.1	22.1	22.1	22.1	22.1	22.1	20.1	19.9	357.4
	Grade	5.08%	5.08%	5.08%	5.08%	5.08%	5.08%	5.10%	3.68%	4.99%
Total Packaged	M lb U3O8	22.0	22.0	22.0	22.0	22.0	22.0	20.0	19.8	354.5

Notes:	(1)

In the Q3 MD&A, Cameco’s 2026 packaged production outlook range for Key Lake / McArthur River was 14.0 million to 14.5 million pounds U3O8. A production level of 14.3 million pounds U3O8, representing the centre of that forecast range, was used in this technical report.

(2)	Numbers may not add due to rounding.

(3)	McArthur River feed includes all current known mineral reserves (unmined reserve and broken inventory) plus expected mineralized development waste.

(4)	Blend material includes Key Lake low-grade mineralization remaining from the Deilmann and Gaertner pits.

(5)	As of September 30, 2026, actual packaged production is 9.9 million pounds U3O8.

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16.5	Transition into new mining zones

To successfully meet the planned production in the life of mine schedule, Cameco must continue to successfully transition into new mine areas. The main steps required to transition a mine area into production are the following:

•	exploration infill drilling

•	detailed mine design

•	freeze drift development

•	freeze drilling

•	brine distribution construction and freeze hole hook-up

•	ground freezing

•	drill and extraction chamber development

Figure 16-10 shows a summary of the life of mine production schedule by mine area. Each mine area identified by colour represents a freeze wall expansion that isolates a zone from the water-bearing sandstone to permit production mining to proceed. It typically takes five years or more to transition a mine area into production from the start of the freeze drift development stage. Mature freeze walls are currently in place for Zones 1, 2 and 4.

Figure 16-10: Life of Mine Annual Production Schedule by Zone

Below is a brief description of the status of the planned mine zones and areas of known mineralization:

Zone 2

Production began in December 1999 and the zone has produced approximately 274.1 million pounds U3O8 to date. The ore zone was initially divided into three freeze panels and as the freeze wall was expanded, the inner connecting freeze walls were decommissioned to recover the inaccessible uranium around the active freeze pipes. Mining of Zone 2 is near completion with 2.1 million pounds of mineral reserves remaining secured behind freeze walls. The remaining reserves will be recovered with a combination of raisebore and blasthole stope mining.

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There is a small amount of mineral resource (2.5 million pounds) outside of the freeze wall to the south that requires further design and economic assessment.

Zone 4

Production began in December 2010 and the zone has produced approximately 110.6 million pounds U3O8 to date. Similar to Zone 2, the zone was divided into four freeze panels and as the freeze wall was expanded, the inner connecting freeze walls were decommissioned. Zone 4 has 66.2 million pounds of mineral reserves secured behind freeze walls.

Remaining ore on the north and south sides of Zone 4 (17.2 million pounds) where the ground conditions are more favourable will be mined using blasthole stope mining.

The central portion of Zone 4 (44m strike length), where the ground conditions are notably more challenging due to the presence of massive clay and highly fractured rock, will be mined by raisebore mining with mass freezing for additional ground stabilization. Both development and production mining will be slower than other mine areas due to the additional controls and steps required for safe controlled extraction. A total of 49.0 million pounds remains to mined in this weak rock mass area / clay area. The first chamber through the massive clay is currently under development with first production expected in late 2026.

Zone 1

Production began in June 2026, and the zone has produced approximately 0.9 million pounds. To date, one drill and extraction chamber has been completed with the remaining drill and extraction development still in progress. Full development of this mine area is expected to be complete in 2027. Zone 1 has 46.4 million pounds U3O8 of mineral reserves secured behind freeze walls. Blasthole stope mining is planned as the main extraction method.

Zone 4 South

Zone 4 South is an extension of Zone 4; however, average grades are more than three times lower. The upper freeze wall cap has been drilled, activated and is currently freezing. Most of the lower freeze wall development has been completed and freeze drilling is actively in progress. Zone 4 South has a mineral reserve of 57.5 million pounds U3O8 and is the next zone scheduled to come into production (expected late 2029). Blasthole stope mining is currently planned as the main extraction method.

Zone 3

Has a mineral reserve of 21.7 million pounds and is sequenced to begin mining after Zone 4 South. Minor infill exploration drilling remains to be completed. Detailed mine design is currently in progress and freeze drift development in expected to begin late 2026. Blasthole stope mining is currently planned as the main extraction method.

Zone B

Zone B has a mineral reserve of 101.5 million pounds U3O8 and is sequenced to begin mining after Zone 3. Underground infill exploration drilling is completed, and the resource estimate was updated in 2026. Zone B is planned to be extracted mainly using raisebore mining, while drill and blast stope mining is planned for the fringe areas of the zone.

Zone A

Zone A has a mineral reserve of 46.6 million pounds and is sequenced to begin mining after Zone B. The zone has been drilled off to a minimum of 10m x 30m along strike and infill drilling to a 10m x 10m pattern is ongoing. Zone A is planned to be mined with blasthole stope mining.

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McA North 1

No further infill drilling planned at this time. Area requires design and economic assessment. There are no mineral reserves in McA North 1. See Table 14-4 for the mineral resource inventory.

McA North 2

North 2 is planned for additional infill drilling following Zone A. There are no mineral reserves in McA North 2. See Table 14-4 for the mineral resource inventory.

McA North 3

North 3 is a high interest drill target (no mineral resource estimate). Development extension of the north exploration drift is planned to allow a more detailed underground exploration drill program to be carried out.

McA North 4

North 4 is a medium interest drill target (no mineral resource estimate). Development extension of the north exploration drift is planned to allow a more detailed underground exploration drill program to be carried out.

McA South 1

South 1 is a medium interest mineralized target (no mineral resource estimate). Development extension of the south exploration drift is planned to allow a more detailed underground exploration drill program to be carried out.

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17	Recovery methods

17.1	Overview

The McArthur River mine and Key Lake mill operate as an integrated mine–mill complex licensed to produce up to 25 million lb U3O8 annually. Ore is prepared onsite at McArthur River as two principal feed streams: high-grade uranium slurry and low-grade mineralized material. Both streams are transported to Key Lake, where they are blended and processed to produce calcined uranium ore concentrate.

The Key Lake mill, originally constructed to process ore from the Key Lake deposits, was modified to process high-grade McArthur River feed, including the addition of dedicated slurry receiving, storage and handling facilities.

At McArthur River, mined material is characterized underground primarily by radiometric scanning and directed to the appropriate handling stream based on grade and inventory requirements. Material above 3.5% U3O8 is processed through the underground grinding and thickening circuits to produce a high-grade slurry for transport to Key Lake. The 3.5% U3O8 threshold corresponds to the 3.0% uranium-by-mass limit for Low Specific Activity Material (LSA-I) under the Packaging and Transport of Nuclear Substances Regulations, 2015 (PTNSR); consequently, material above this grade is transported as slurry rather than as dry ore. The slurry is pumped to surface, stored in air-agitated pachucas, blended as required, and loaded into dedicated containers for transport to Key Lake.

Material below 3.5% U3O8 is hoisted to surface and transported to the Key Lake low-grade blend pads for processing. Uneconomic mineralized material is retained underground for dry backfill or tight filling when space is available and practical to do so, otherwise it becomes part of the low-grade mill blend.

Upon arrival at Key Lake, high-grade slurry is received at the ore slurry receiving facility and stored in air-agitated pachuca tanks. Low-grade mineralization from McArthur River, together with legacy mineralized waste blend material from the original Key Lake Deilmann and Gaertner mining operations stored at Key Lake, is reclaimed from the blend pads, ground with water, slurried, and thickened. The resulting low-grade slurry is blended with the McArthur River high-grade slurry to produce a controlled mill feed, typically between 4 and 6% U3O8. The planned average leach feed grade over the LOM is 4.99% U3O8.

Uranium recovery is then completed through the Key Lake milling circuit, which includes acid leaching, counter-current decantation (CCD) and clarification, solvent extraction (SX) purification, ammonium diuranate precipitation, dewatering, calcination to U3O8 and packaging of the final uranium ore concentrate product. Process tailings and neutralized residues are managed at Key Lake, with tailings deposited in the Deilmann in-pit tailings management facility.

In 2025, Cameco initiated a multi-year capital investment program comprising targeted infrastructure and process upgrades intended to support reliable operation at planned production rates while providing production optionality and flexibility up to the Key Lake mill’s licensed annual production capacity of 25 million pounds U3O8. The program includes replacement and expansion of selected process circuits, renewal of aging infrastructure and upgrades to key utility and support systems to increase processing capacity, improve reliability and redundancy, address equipment obsolescence, and support long-term operation. Planned upgrades encompass several major process and support areas, including leaching, CCD, crystallization, calcination, yellowcake handling, utilities, electrical systems, process control infrastructure and other site services. These initiatives build upon earlier investments in process debottlenecking, replacement of major utility systems, electrical infrastructure upgrades, and enhancements to effluent treatment, including molybdenum and selenium removal circuits.

Collectively, these modernization initiatives are intended to maintain Key Lake as a reliable processing facility for McArthur River mineral reserves and provide additional capacity and operational redundancy.

Figure 17-1 presents a high-level block flowsheet of the integrated McArthur River–Key Lake ore processing operation.

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Figure 17-1: McArthur River Ore – Block Flowsheet

17.2	McArthur River handling and processing of mineralized material

Mined mineralized material is characterized using radiometric scanning and transported using load-haul-dump vehicles. The material is initially separated based on grade and stockpiled in designated underground coarse ore storages. When possible and practical, uneconomic mineralized material is kept underground and disposed of in either old mine workings or as a dry backfill. All remaining material not disposed of underground is then either directed to the underground grinding circuit or hoisted to surface.

Low-grade mineralized material is transferred by load-haul-dump vehicles to a loading pocket at the base of Shaft 1. Oversize material is reduced using a rock breaker mounted above a storage bin until it passes through the grizzly screen. The grizzly undersize is hoisted to surface and hauled to a designated low-grade mineralization stockpile pad. This material is then later transported to Key Lake via truck and trailers and added to the Key Lake low-grade mineralization blend pads for incorporation into mill feed.

The high-grade mineralization is transferred by load-haul-dump vehicles to the semi-autogenous grinding (SAG) grizzly covered hopper. A rock breaker mounted over the hopper is used to break the oversize material until it passes through the grizzly screen. Grizzly undersize material is then fed by belt conveyor to the SAG mill.

The grinding circuit consists of a 4.6 metre long by 2.9 metre diameter SAG mill in closed circuit with hydrocyclones and a safety screen. The mill discharges through discharge grates onto a blind trommel which removes tramp metal via a magnet. The trommel discharge is pumped to the hydrocyclones and the hydrocyclone underflow is returned to the SAG mill for further grinding.

Hydrocyclone overflow is pumped to the safety screen and the screen undersize is thickened in a 13-metre diameter thickener. The thickener underflow is pumped to and stored in the underground ore slurry storage

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tank before being pumped to surface. Safety screen oversize is returned to the SAG mill for further grinding while the thickener overflow is stored in a dam before being pumped to the surface ore loadout thickener.

Contaminated water from collection points throughout the mine as well as drill cuttings are pumped to two underground overflow-type surge tanks where the settled solids are intermittently re-slurried and transferred to the SAG mill by tank bottom-mounted solids recovery systems. The tank overflow is pumped to a second 13-metre diameter thickener for clarification, and the thickener overflow is stored in a second dam before being pumped to surface for treatment. The thickener underflow is mixed with the ore slurry and pumped to surface.

Following pumping to surface, the high-grade slurry is stored in four air-agitated pachuca storage tanks. Slurry discharged from the pachucas is blended in an ore mix tank to a maximum grade of 25% U3O8. After excess water is removed from the blended ore slurry in the 15-metre diameter ore loadout thickener, the slurry is pumped into truck-mounted containers for shipment by road to Key Lake. Each truck train carries four 5 m3 containers. The ore loadout thickener overflow is directed to surface collection ponds prior to water treatment.

Depending on mine grade and uranium production requirements, average annual ore trucking for both high-grade slurry and low-grade mineralization will vary between 11 and 21 trucks per day.

17.3	Key Lake activities

High-grade ore slurry arriving at the Key Lake ore slurry receiving plant is unloaded from the truck-mounted containers by a vacuum aspiration system and pumped to one of four large air-agitated slurry storage pachucas.

McArthur River low-grade mineralization and legacy low-grade mineralized waste stored at Key Lake on the low-grade mineralization blend pads is delivered to the grinding circuit grizzly by loader. The grinding circuit consists of a SAG mill in open circuit with a sizing screen. The screen oversize reports to the ball mill in closed circuit with two sizing screens. The undersize from all three screens report to the neutral thickener. The neutral thickener overflow is combined with industrial water to be re-used throughout the circuit.

High-grade ore slurry is withdrawn from the ore storage pachucas and pumped to the blending tank where it is mixed with the neutral thickener underflow. The resulting slurry is pumped to one of three storage pachucas located in the leaching plant. Blending is necessary as the original Key Lake processing facilities were not designed from a radiation protection perspective to accommodate the high ore grades found at McArthur River. In addition to reducing the radiation exposure in the mill, the dilution of the high-grade ore serves two other purposes: recovery of uranium from the low-grade mineralized material, and final disposal of the low-grade mineralized waste.

The uranium is leached from the ore in the atmospheric leach pachuca and three continuous stirred tank reactors, while uranium-bearing solution is separated from waste solids in the CCD wash circuit. Sulphuric acid, steam and oxygen are used in the leach vessels to dissolve the uranium from the ore.

The CCD circuit consists of eight thickeners in series and a Primary Thickener which acts as a final polishing clarifier prior to SX. The slurry flow is counter current to the wash water. The slurry moves from thickener one to thickener eight, while the wash water moves from thickener eight to one. The uranium-rich CCD overflow is pumped to the clarifier while the CCD underflow, with minimal residual uranium, is treated and sent to the Deilmann tailings management facility for long-term disposal.

In the solvent extraction plant, the clarified overflow pregnant solution is concentrated and purified by mixing with an organic solvent. The uranium transfers from the aqueous solution to the organic phase leaving behind most of the dissolved impurities. The organic solvent, loaded with uranium, is contacted with ammonium sulphate solution causing the uranium to transfer back to the aqueous phase known as loaded strip solution. A molybdenum removal circuit treats the loaded strip solution to remove molybdenum, an undesirable impurity in the final product.

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Using ammonia, uranium is precipitated from the loaded strip solution in the precipitation tank as ammonium diuranate. The precipitate is dewatered in the yellowcake thickener followed by a centrifuge then calcined to U3O8 in a furnace. The final calcined uranium ore concentrate is packed in 210 litre drums for shipment to refineries around the world.

Excess ammonium sulphate is recovered from the yellowcake thickener overflow by evaporating the water and drying the resulting product, which is sold locally for use as a high purity fertilizer.

Contaminated water from the dewatering system associated with the depleted Gaertner and Deilmann open pits at Key Lake is treated in a reverse osmosis (RO) plant with the permeate used as industrial water within the mill circuits and Key Lake fire systems as required.

Reject water from the reverse osmosis plant along with waste solvent extraction solution (raffinate) is sent to the bulk neutralization (BN) plant where the streams are neutralised with lime and other reagents to precipitate dissolved impurities. The resulting solids are combined with the treated CCD underflow and pumped to the Deilmann tailings management facility for long-term disposal. The treated water is sampled and released to one of four batch release monitoring ponds. If all federal and provincial regulations are met, the treated water is released to the environment. If not, the pond is recycled through the bulk neutralization plant until the treated effluent becomes suitable for release.

The powerhouse/utilities/acid plant/oxygen plant complex provides acid, steam and oxygen for leaching and backup power as required.

A site-wide modernization and efficiency program was implemented at Key Lake from 2020 to 2022 during the care and maintenance period. The program was intended to reduce future costs, improve safety, and increase operational flexibility ahead of restart through a coordinated set of automation, digitalization and process optimization initiatives across the Key Lake mill and the McArthur River interface. Key outcomes included expanded process automation, improved data integration, and implementation of an automated calcine packaging system, which significantly reduced manual handling and operator exposure. Collectively, these upgrades helped reduce the risks associated with the 2022 restart and supported a stable ramp-up to production in late 2022.

17.4	Key Lake processing reliability upgrades

As noted in Section 13.3, a mill throughput test demonstrated operation of the leaching, CCD, and SX circuits at throughput rates equivalent to an annualized production rate of approximately 25 million pounds U3O8 per year. The test indicated that the front-end circuits could operate at the required throughput over the approximately seven-day test period without fundamental modifications to the process flowsheet; however, sustained annual performance at this production rate was not demonstrated. Sustained operation at rates approaching the licensed annual production capacity will depend on successful commissioning of the planned mill upgrades and continued reliable performance of the processing circuits and associated equipment. Accordingly, some residual metallurgical and operational risk remains associated with sustained operation at these higher production rates.

To support reliable operation at planned production rates, a series of infrastructure and process upgrades are being implemented at Key Lake, including:

•	installation of an additional continuous stirred tank reactor (CSTR) leach tank and associated ventilation upgrades to provide additional leaching capacity and redundancy.

•

installation of a primary thickener feed conditioning system, including a coagulant conditioning tank, flocculation cone, and upgraded feedwell arrangement to improve solids-liquid separation performance.

•	upgrade of the yellowcake thickener, including replacement of the rake mechanism and drive system.

•	replacement of the existing vertical calciner with a higher-capacity indirect electric rotary calciner and associated product-handling systems.

•	installation of a higher-capacity ammonium sulphate crystallization circuit.

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•	installation of an additional higher-capacity ammonia vaporizer.

•	installation of redundant tailings pumping capacity and selected tailings handling upgrades.

•	associated utility, electrical, instrumentation, control system, and site-service upgrades.

Following completion of the Key Lake infrastructure and process upgrades, currently anticipated by late 2027, the mill is expected to reliably support the assumed production basis of 22 million pounds U3O8 per year, while providing additional operational flexibility and production optionality up to the licensed capacity of 25 million pounds U3O8 per year.

Tailings management is described in more detail in Section 20.4.

17.5	Energy and reagents requirements

No material constraints are anticipated in securing sufficient water or process reagents to support the planned production rates. Electrical power requirements are expected to be met, subject to the completion of required external infrastructure upgrades.

Reagent and energy consumption figures are presented in Table 17-1.

Table 17-1: Energy and Key Reagent Requirements at 22 Million Pounds U3O8 per Year

		Units		Key Lake	McArthur River
Energy	Electricity	MWh		60,000	159,000
	Propane	L		20,000,000	16,000,000
Water	Fresh	m	[3]	95,000	99,000
Process Materials	Ammonia	Kg		4,800,000	n/a
	Hydrogen Peroxide	Kg		500,000	n/a
	Caustic	Kg		195,000	n/a
	SX reagents (amine, isodecanol and diluent)	Kg		545,000	n/a
	Lime	Kg		22,000,000	296,000
	Flocculants	Kg		92,000	16,000
	Sulphur	Kg		14,740,000	37,000	[1]
	Ferric Sulphate	Kg		69,000	1,521,000
	Barium Chloride	Kg		247,000	115,000

(1)	Sulphuric acid

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18	Project infrastructure

At McArthur River, facilities and services for the mine site are well established and contain all the necessary services and facilities to operate a remote site and underground mine. The Key Lake site contains all the necessary services and facilities to operate a remote site and mill.

18.1	McArthur River surface infrastructure

The McArthur River mine site includes the following infrastructure:

•	an airstrip and related facilities

•	communication tower

•	main camp and contractor trailers and recreation facilities

•	sewage treatment lagoons

•	potable water treatment plant

•	landfill facility

•	administration buildings, dry facilities

•	freshwater pump house & water distribution systems including firefighting water

•	water collection and treatment ponds

•	waste water treatment facilities

•	lined mineralized and waste storage pads

•	shops and warehouses

•	propane storage and distribution system

•	concrete batch plant

•	fuel storage

•	freeze plants

•	ore slurry load out facility

•	core logging and storage facility

•	electrical substations and distribution

•	backup electrical generators

Discussion of underground infrastructure and utilities requirements can be found in Section 16.

Surface water supply

Surface water supply for potable, industrial and fire water comes from two sources:

•	Toby Lake

•	Shaft 3 fresh water

Fresh water supply for potable water use is drawn from Toby Lake and is regulated through the Saskatchewan Water Security Agency. The water is pumped from the lake and stored in two tanks on a centrally located drumlin and gravity fed to the site’s distribution system.

Shaft 3 water is pumped to surface and stored in a tank for either industrial or firefighting requirements with Toby Lake water used as a backup if shaft water is not available.

These two water sources are sufficient to meet the current and future surface water requirements, including production up to the site’s annual operating licence limit of 25 million pounds.

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Water treatment

Water that has been in contact with high-grade ore is collected and directed to the Primary Water Treatment Plant (PWTP). The PWTP has a treatment capacity of 80 m³/h and is designed to treat water containing elevated concentrations of selenium, molybdenum, arsenic, and other constituents associated with ore handling and processing activities. Treatment in the primary circuit consists of chemical conditioning and precipitation, followed by clarification in a lamella thickener. Solids generated in the primary circuit are directed to a filter press for dewatering, while clarified overflow is routed to the Secondary Water Treatment Plant (SWTP) for further treatment.

Excess shaft water, surface and underground water that did not have high contact with high-grade ore is directed to surface collection ponds, which provide surge storage and operational flexibility for site water management. Water treatment is provided by the SWTP, which has a treatment capacity of 750 m³/h. The SWTP receives clarified overflow from the PWTP together with water from the surface collection ponds. The secondary treatment circuit primarily removes uranium, radium, dissolved base metals, and other constituents requiring treatment prior to discharge or reuse through chemical precipitation, flocculation, clarification, filtration, and pH adjustment. Treated water from the SWTP is routed to treated water storage and monitoring ponds prior to release.

A portion of the treated water is recycled on site for industrial water use. Remaining treated water is released. Prior to discharge, treated water is sampled and evaluated against applicable federal and provincial discharge criteria. Water that does not meet discharge requirements is recycled through the treatment system until compliance is achieved.

Solids generated during water treatment are dewatered using a filter press and transferred to the low-grade mineralization storage pads, where it is blended with low-grade mineralization and transported to the Key Lake as part of the ore stream.

Water treatment requirements are not expected to change materially at production rates of up to 25 million pounds U3O8 per year, although ongoing evaluations continue to confirm this assumption.

Additional treatment capacity is provided by the Contingency Water Treatment Plant (CWTP), which has a treatment capacity of 750 m³/h. The CWTP consists of a pond-based chemical precipitation process and is maintained in a standby condition to manage non-routine inflows, upset conditions, or periods when inflows exceed the capacity of the routine treatment facilities. Routine testing and maintenance are conducted to verify operational readiness. Including the SWTP and CWTP, the site has a total installed mine water treatment capacity of up to 1,500 m³/h.

Site accommodation

Site accommodation capacity is currently 569 rooms consisting of 473 rooms in the main permanent camp, and 96 rooms in two trailer wings. The site has plans to add two trailer wings in 2027 for a total addition of 74 rooms to accommodate the peak loading expected to occur over the next several years.

The current camp capacity plus the planned expansion (643 rooms total) is expected to be sufficient to house the permanent workforce, long-term and short-term contractors required to support the planned 22-million-pound annual mine production rate with contingency space to support production up to the site’s annual operating licence limit of 25 million pounds.

Dry facilities

Site dry facilities currently consist of 849 male and 101 female dry locker spaces with the latter being expanded by an additional 120 spaces to support the site’s growing female workforce. Once complete, the site is expected to have sufficient dry space to support the planned 22-million-pound mine rate with contingency space to support production up to the site’s annual operating licence limit of 25 million pounds.

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Administration and support buildings

Many of the site’s surface facilities are now over 26 years old and have entered a revitalization stage where many of the temporary trailer buildings are approaching the end of their useful lives. Notable investments occurring over the next several years to ensure safe, reliable ongoing operations include the following:

•	replacement of Atco-style office trailer complexes coming to the end of their useful lives

•	significant pipe replacements in the Water Treatment Plant and Slurry Loadout where piping system reliability is near the end of its life due to wear or scaling

•	full roof replacements / major repairs on permanent buildings

•	a new assay lab complex to replace current lab facility that has reached the end of its useful building life

•	a new warehouse facility to increase heated storage and more centralization storage

•	expansion of permanent office space

Electrical supply and distribution

McArthur River’s electrical requirements are expected to increase as the mine is expanded with peak demand expected around 2034. Current peak electrical demand is approximately 19.5 MW, with future peak demand forecast to increase up to approximately 25 MW. The increase is primarily associated with future ground freezing, ventilation requirements and expansion of the underground mine.

Electrical power is supplied from a tap-off on the SaskPower 138 kV I3P transmission line. The I3P line connects the Island Falls hydroelectric generation station with the Points North Substation and the Athabasca transmission system beyond, forming SaskPower’s Far North System. A southern connection exists with the Manitoba grid. Upgrades to the grid system are currently under evaluation by SaskPower with the main project being North-South Transmission Systems Interconnection Project. This project, plus others is expected to allow continual reliable power delivery to the mine site and meet McArthur’s future electrical requirements.

Between 2013 and 2017, the site’s supply, substation capacity and main distribution was expanded or upgraded. This existing infrastructure is projected to have sufficient electrical capacity to meet the site’s long-term electrical requirements, including mine production up to 25 million pounds

The site has 15.7 MW of back-up generation capacity which is sufficient to maintain partial operations during power interruptions. There are currently plans to expand the back-up generated capacity to 21.9 MW, which will allow the site to maintain close to full operation, minus the freeze plants, during an extended power outage.

In addition to the site wide back-up generation, the site also has stand-alone back-up generation for the hoist (0.6 MW) and the camp (0.375 MW).

18.2	Key Lake infrastructure

The Key Lake operation is a milling facility that has been operating since 1983. Its infrastructure includes the mill, camp complexes, and airport terminal as well as tailings management facilities.

The principal Key Lake processing, water-treatment, and utility facilities are distributed among eight plant areas:

•	ore slurry receiving plant

•	grinding and blending plant

•	reverse osmosis plant

•	leaching and counter-current decantation plant

•	solvent extraction plant

•	yellowcake precipitation, dewatering, calcining, packaging, and ammonium sulphate plant

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•	bulk neutralization, lime handling, and tailings pumping facilities

•	powerhouse and utilities, including the acid and oxygen plants

These plant areas are identified here as part of the Key Lake infrastructure inventory. The integrated processing and water-treatment flowsheet and the operating functions of these facilities are described in Section 17.3. Processing reliability upgrades are described in Section 17.4.

Water supply

Potable water is obtained from two groundwater wells, identified as Wells A and B, located near the McDonald Lake area. Water is pumped to the potable-water treatment plant, where treatment includes pH adjustment, sodium-hypochlorite disinfection and ultrafiltration. Treated water is stored in a buried concrete reservoir with an operating capacity of approximately 450 cubic metres and is distributed through approximately 10 kilometres of site piping. Metered users include the permanent camp, construction camp, mill, mine shop, ore receiving, and crushing and grinding facilities.

Industrial water is supplied through the site industrial-water system and by reuse of suitable treated RO permeate. Process water is recycled within the mill where practical, including recovery and reuse of grinding-circuit water. RO-treated water may also be directed to industrial or fire-water service, while potable and industrial systems remain separately managed. The existing fire-water network supplies the mill and support areas through site mains, hydrants and dedicated distribution infrastructure.

Current production planning identifies the existing fresh-water sources, process-water recycle and RO treatment infrastructure as sufficient for the planned production basis and for the higher licensed-production case.

Water treatment

Key Lake operates two principal impacted-water treatment systems: the RO plant and the BN circuit within the mill. The RO plant treats water recovered from the Deilmann and Gaertner dewatering systems and associated groundwater-recovery infrastructure. Treated permeate is reused for industrial or fire-water service where required or discharged to Horsefly Lake in the McDonald Creek drainage. RO concentrate is directed to the BN circuit for further treatment.

The BN circuit receives mill raffinate, RO concentrate, tailings management facility (TMF) thickener overflow and other impacted-water streams collected from the mill and surrounding site infrastructure. The treatment system uses staged precipitation, clarification and polishing to remove dissolved constituents and suspended solids. Treated BN effluent is directed to one of four monitoring ponds, where water quality is confirmed by sampling and analysis before batch discharge to Wolf Lake in the David Creek drainage. Water that does not satisfy release requirements is returned for further treatment. Solids generated in the BN system are incorporated with neutralized tailings and pumped to the DTMF.

Reservoirs No. 1 and No. 2 provide collection and operational storage for contaminated water. Groundwater extracted from recovery wells downgradient of the mill terrace is pumped to Reservoir No. 2 and subsequently treated in the BN circuit. The wider water-management system also includes dewatering wells, collection and transfer pipelines, pumphouses, storage ponds, monitoring ponds, underdrains and freshwater-diversion infrastructure. These systems provide containment, storage and operational flexibility rather than constituting separate metallurgical process stages.

Water-treatment performance and discharge quality are monitored under the Key Lake environmental protection and effluent-monitoring programs.

Site accommodation

The permanent employee-residence complex is a 300-room facility, with kitchen, recreation and associated camp-service areas. A new 330-bed construction camp was subsequently completed and occupied in August 2025 to support the expanded project workforce. The construction camp includes accommodation wings, kitchen and dining facilities, recreation space, laundry and associated utility services.

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The construction camp principally supports peak project and contractor loading, while the permanent residence continues to serve the operating workforce. Current planning considers the combined accommodation and support infrastructure adequate for the planned operating case, with the recently completed construction camp providing additional flexibility during the infrastructure-renewal program.

Dry facilities

Existing dry and change facilities are located within the mill office complex and other operating and maintenance areas. Additional temporary dry facilities were previously installed in the construction-management-team area to support contractor activity. A new combined office, lunchroom and mine-dry complex was constructed in 2025 as part of the expansion of the construction-support area and became operational in early 2026.

The new mine dry includes separate clean and dirty entry and locker areas for male and female workers, washrooms, showers, laundry facilities and associated mechanical services.

Administration and support buildings

The principal mill office complex includes administration and operating offices, a health centre, fire hall, change rooms, warehouse space, analytical and environmental laboratories, a mechanical shop, lunchroom and other support functions. Additional site infrastructure includes a mobile-equipment maintenance shop, electrical and instrumentation shops, warehouses, storage buildings, security facilities, emergency-response facilities, airport buildings and project offices.

Recent renewal has included additional mill-terrace office trailers and other modular project-support facilities. The construction-office and mine-dry project also added potable-water, fire-water, sanitary-sewer, propane and electrical connections tied into existing site systems. These facilities were developed primarily to support the current construction program and peak project workforce.

Key Lake’s longer-term infrastructure strategy combines routine sustaining-capital renewal with targeted capacity and reliability projects. Routine work includes maintenance and replacement of aging buildings, roofs, piping, electrical equipment and temporary modular facilities. The processing reliability upgrades (Section 17.4) are more directly associated with renewal and debottlenecking of the mill, utilities, process controls and supporting site services required to achieve the planned operating basis and retain upward flexibility to the licensed limit.

Electrical supply and backup power generation

Normal site power is supplied from the provincial electrical grid through a dedicated 138 kV transmission connection. Key Lake’s electrical requirements are expected to increase as planned mill and infrastructure upgrades are brought into service. Current peak electrical demand is approximately 9 MW, with future peak demand forecast to increase to up to approximately 16.5 MW. The increase is primarily associated with planned mill upgrades and other site infrastructure projects.

The Key Lake powerhouse and main substation distribute power to the mill, water-treatment facilities, camp and support infrastructure through the site substations and overhead and underground distribution systems. The site distribution system includes 13.8 kV, 4.16 kV and 600-volt equipment, with local transformers serving individual facilities.

Standby power is provided by diesel generators connected through the powerhouse and by local emergency generators that serve selected facilities. Existing powerhouse equipment includes five main Mirrlees generating units and two black-start units, together with local generators at the ore-slurry receiving building, sulphuric-acid plant and potable-water facilities. The standby system is intended primarily to protect personnel, equipment, environmental controls and critical site functions during a loss of grid supply; the extent of production that can be maintained depends on available units and the required load-shedding configuration.

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A recent standby-power trade-off study evaluated the increased site electrical demand associated with planned infrastructure upgrades and higher production rates and assessed the standby-power requirements necessary to support these loads. The study also identified opportunities to improve the reliability of the standby-power system.

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19	Market studies and contracts

19.1	Market overview

Nuclear plants around the world use uranium to generate electricity. The following is an overview of the uranium market.

Uranium demand

The demand for U3O8 is directly linked to the level of electricity generated by nuclear power plants and to a lesser degree, interest from financial funds. In 2025, world annual uranium requirements were about 176 million pounds according to UxC, while cumulative uncovered requirements were about 3.2 billion pounds to the end of 2045. Additionally, total uranium placed under long-term contracts by utilities was also about 116 million pounds in 2025.

Uranium supply

There are two sources of uranium supply: primary production is production from mines that are currently in commercial operation; and secondary supply includes other sources such as excess inventories, uranium made available from defence stockpiles and the decommissioning of nuclear weapons, re-enriched depleted uranium tails and uranium from enricher underfeeding and used reactor fuel that has been reprocessed.

Mine production

While the uranium production industry is international in scope, there are only a small number of companies operating in relatively few countries. In 2025, world mine production was estimated at 175 million pounds U3O8:

•	Over 81% of estimated world production was sourced from four countries: Kazakhstan (38%), Canada (20%), Namibia (13%) and Uzbekistan (10%).

•

Approximately 54% of estimated world production was attributable to four producers: Kazatomprom, Cameco, Orano, and Navoi. Cameco accounted for approximately 14% (25 million pounds) of estimated world production.

Uranium markets

Uranium is not traded in meaningful volumes on a commodity exchange. Most utility requirements are secured through long-term contracts with suppliers, while the spot market is used to supplement remaining needs and is primarily driven by intermediaries rather than end users.

More information regarding Cameco’s customers and uranium supply commitments can be found in Section 19.2 and in Cameco’s most recent annual management’s discussion & analysis for the year ended December 31, 2025.

Uranium spot and long-term prices

The industry average spot price (TradeTech and UxC) on December 31, 2025 was US$81.55 per pound of U3O8, up 12% from US$72.63 per pound U3O8 on December 31, 2024.

The industry average long-term price (TradeTech and UxC) on December 31, 2025 was US$86.50 per pound of U3O8, up 7% from US$80.50 per pound U3O8 on December 31, 2024.

19.2	Material contracts for property development

There are no contracts that are material to Cameco for the development and operation of McArthur River other than the collective agreement covering the unionized employees at McArthur River and Key Lake.

This section contains a description of this agreement, as well as descriptions of the toll-milling contract in place for McArthur River ore and Cameco’s uranium sales contract portfolio.

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Labour relations

Cameco has unionized employees at its McArthur River mine and Key Lake mill. A new collective agreement covering these unionized employees was reached in April 2026 for a 3-year term, expiring in December 2028. There is a risk to production if Cameco is unable to renew the collective agreement and there is a labour dispute.

Toll milling contract

The KLJV is operated by Cameco and is owned by Cameco (83.333%) and Orano (16.667%).

In June of 1999, the KLJV entered into a toll milling agreement with Orano for the processing of all of Orano’s share of McArthur River ore at the Key Lake mill. The terms of the agreement (as amended in January 2001) include the following:

•	Processing at cost plus a toll milling fee.

•	The KLJV owners are responsible for decommissioning the Key Lake mill, including the costs of any tailing management associated with milling Orano’s McArthur River ore.

With the UEM distribution described in Section 6.1, the toll milling agreement was amended as follows:

•

The fees and expenses related to Orano’s pro-rata share of ore produced just before the UEM distribution (16.234% – the first ore stream) have not changed. Orano is not responsible for any capital or decommissioning costs related to the first ore stream.

•

The fees and expenses related to Orano’s pro-rata share of ore produced as a result of the UEM distribution (an additional 13.961% – the second ore stream) have not changed. Orano’s responsibility for capital and decommissioning costs related to the second ore stream are, however, as a KLJV owner under the original agreement.

The agreement was amended again in 2011 and now requires:

•

Milling of the first ore stream at the Key Lake mill until May 31, 2028, at which time Orano may choose to terminate the agreement in respect of the first ore stream. If Orano chooses to terminate the agreement in this regard, they will need to find an alternate milling location for the first ore stream. If Orano does not terminate the agreement in this regard, the agreement will continue with respect to the first ore stream.

•	Milling of the second ore stream at the Key Lake mill for the life of the McArthur River Operation.

Cameco’s share of McArthur River ore is also milled at Key Lake, but Cameco does not have a formal toll milling agreement with the KLJV.

Uranium sales contracts portfolio

Cameco has a long-term uranium sales contract portfolio under which it commits to supply uranium to customers. Expected deliveries are expected to be sourced from Cameco’s operating mines and future development-stage mines, supplemented to a lesser extent by spot and long-term uranium purchase contracts. The commercial terms of these contracts are confidential.

As of December 31, 2025, Cameco has commitments to supply approximately 230 million pounds U3O8 under long-term contracts with 39 customers worldwide. This includes commitments requiring delivery of an average of about 28 million pounds per year from 2026 through 2030, with commitment levels in 2026 through 2028 higher than the average and in 2029 and 2030 lower than the average, reflecting our disciplined approach to contracting. As the market improves, Cameco expects to continue to layer in volumes capturing greater upside using market-related pricing mechanisms.

Cameco’s portfolio of long-term sales contracts has a mix of base-escalated and market-related pricing mechanisms. Base-escalated contracts use a pricing mechanism based on an industry term price indicator at the time the contract is accepted and escalated to the time of each delivery over the term of the contract.

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Market-related contracts are different from fixed-price contracts in that they may be based on either the spot price or the long-term price, and that price is generally set a month or more prior to delivery rather than at the time the contract is accepted. These contracts sometimes provide for small discounts, often include floor prices, and some include ceiling prices, which are established at the time of contract acceptance and usually escalate over the term of the contract.

After a contract is accepted, deliveries under a long-term contract generally do not begin for several years. As a result of the structure of its long-term contract portfolio, Cameco’s average realized price will generally lag changes in market prices in both rising and falling price conditions. The magnitude and direction of the deviation can vary based on the degree of market price volatility between the time the contract is accepted, and the time the product is delivered under the contract. Cameco believes the terms of its long-term uranium sales contracts generally reflect industry norms.

As a result of Cameco’s contracting strategy, Cameco’s average realized price for uranium sales in 2025 was US$62.11 per pound U3O8. The industry average spot price (TradeTech and UxC) during 2025 was US$73.54 per pound U3O8. The industry average long-term uranium price (TradeTech and UxC) during 2025 was US$81.96 per pound U3O8.

19.3	Uranium price assumptions used for economic analysis

Cameco has committed a significant quantity of its future production and purchased material to be delivered through its existing portfolio of long-term sales contracts. Cameco expects to sell the remaining future uncommitted production and purchases under yet-to-be-negotiated arrangements.

The uranium average price projection used in the economic analysis is based in part on pricing established under base-escalated contracts within Cameco’s existing contract portfolio of commitments. For contracts with market-related pricing mechanisms and for targeted but uncommitted sales, price forecasts are derived from an equal weighting of the long-term historic average spot price and independent third-party spot price projections, adjusted for sensitivities and any applicable contract floors and ceilings.

The qualified persons for Sections 14 and 15 have reviewed the studies of the independent price projections and confirm that the results of these studies support the assumptions used for the portions of the technical report such qualified persons are responsible for.

Table 19-1 outlines the projected average realized prices used for the economic analysis, including the cash flow analysis, based on the methodology described above.

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Table 19-1: Expected Average Realized Uranium Prices by Year

Price Assumptions	2026	2027	2028	2029	2030	2031	2032	2033	2034
McArthur River average price $US/lb	66	65	68	71	73	75	75	77	76
McArthur River average price $Cdn/lb	90	87	90	92	92	94	94	96	96
Exchange rate $1.00 US = Cdn	1.35	1.35	1.33	1.30	1.25	1.25	1.25	1.25	1.25

Price Assumptions	2035	2036	2037	2038	2039	2040	2041	2042
McArthur River average price $US/lb	76	78	78	77	77	78	79	79
McArthur River average price $Cdn/lb	95	97	97	97	97	97	99	99
Exchange rate $1.00 US = Cdn	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25

Notes:	(1)	Average realized price methodology is described in Section 19.3.

(2)	Average prices included in this table have been rounded.

(3)	Cameco’s sales volume targets assume no interruption in the company’s supply from its production or third-party sources.

(4)	Price projections are stated in constant 2026 dollars.

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20	Environmental studies, permitting and social or community impact

20.1	Regulatory framework

The McArthur River and Key Lake Operations are both considered to be nuclear facilities and as such, primary regulatory authority resides with the federal government and its agency, the CNSC.

Provincial regulatory authority is generally described in the approval to operate pollutant control facilities as well as the surface lease agreement between the Province of Saskatchewan and each operation. In many cases, there is coordination amongst the federal and provincial regulatory agencies, but each agency retains responsibility for administering its own regulations, approvals, licences and permits where required. The main regulatory agencies that issue permits/approvals and inspect these operations are: the CNSC (federal), Department of Fisheries and Oceans (federal), Transport Canada (federal), Environment and Climate change Canada (federal) Ministry of Labour Relations and Workplace Safety (provincial), Water Security Agency (provincial) and the SMOE (provincial). Environment and Climate Change Canada is specifically responsible for administering the federal Metal and Diamond Mining Effluent Regulations (MDMER).

20.2	Licences and permits

McArthur River operation

There are three key permits that are required to operate the mine. Cameco holds a “Uranium Mine Licence” from the CNSC, an “Approval to Operate Pollutant Control Facilities” from the SMOE and a “Water Rights Licence and Approval to Operate Works” from the Water Security Agency. These permits are current. The CNSC licence was renewed for a 20-year term in 2023 and expires on October 31, 2043. The SMOE Approval to Operate Pollutant Control Facilities was renewed in 2023 and expires on June 30, 2028. The Water Security Agency permit was last amended in November 2011. It is valid for an undefined term.

Key Lake operation

The Key Lake Operation is regulated in a similar manner as the McArthur River Operation and as such has regulatory obligations to both the federal and provincial governments. There are three key permits that must be maintained to operate the Key Lake uranium mill. Cameco holds a “Uranium Mill Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” from the SMOE and a “Water Rights Licence to Use Ground Water and Approval to Operate Works” from the Water Security Agency. These permits are current. The CNSC operating licence was renewed for a 20-year term in 2023 and expires on October 31, 2043. The SMOE Approval to Operate Pollutant Control Facilities was renewed in 2021 and expires on November 30, 2029. The Water Security Agency permit was last amended in September 2008. It is valid until April 2032.

20.3	Environmental assessment

The Key Lake and McArthur River Operations and all associated infrastructure have been the subject of several EAs and detailed environmental monitoring programs.

In regard to the Key Lake Operation, the EA process began in 1979, when the Key Lake Mining Corporation, a Cameco predecessor, filed an EIS with federal and provincial regulatory agencies. The EIS review was completed by the Key Lake Board of Inquiry in 1981.

In April 1991, the governments of Saskatchewan and Canada established a Joint Panel to assess the environmental and public concerns arising out of three projects unrelated to Cameco which had filed EISs, and two Cameco projects, McArthur River and Cigar Lake, which had filed preliminary project proposals.

In 1992, Cameco filed an EIS for the McArthur River Operation with the regulatory agencies to address proposed underground exploration activities. The Joint Panel reviewed the EIS and in 1993 recommended

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that the project be allowed to proceed subject to a series of conditions. All conditions were met and all underground exploration activities were completed.

In 1994, an EIS was filed for the Key Lake Operation that detailed a plan to create a new tailings storage facility in the existing Deilmann open pit using a sub-aqueous tailings deposition and storage program (Cameco,1994). Approval was obtained in 1995.

In 1995, Cameco submitted an EIS that covered the proposed mining activities at McArthur River and the proposed milling of all McArthur River ore at Key Lake (Cameco, 1995). Federal and Provincial approval of the EIS was obtained 1997. Cameco requested and received approval to commence construction in 1997.

In 1999, the McArthur River Operation received both federal and provincial approvals to operate. Key Lake was also granted approval to receive and process McArthur River ore and waste rock.

In 2002, Cameco applied to increase the annual licensed production capacity at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 per year. This application received ministerial approval from the Province; however, a screening level EA conducted by the CNSC was ultimately suspended due to potential concerns related to molybdenum and selenium in treated water. Cameco subsequently proposed and implemented modifications to the water treatment process at the Key Lake mill.

Following the successful implementation of the modified water treatment process at the Key Lake mill, in 2009 and subsequently in 2010, the CNSC amended the operating licence for first the Key Lake mill and then the McArthur River mine, to allow Cameco flexibility in annual licensed production. As a result, the Key Lake mill was able to produce up to 20.4 million pounds U3O8 per year while the McArthur River mine could produce up to 21 million pounds U3O8 per year, as long as, in each case, average annual production did not exceed 18.7 million pounds U3O8, and there was a shortfall of production based on previous years to recoup.

Concurrently with the improvements to the water treatment process at the Key Lake mill, Cameco initiated a separate EA in 2010 to extend the operational life of the Key Lake mill and establish it as a regional milling facility, by increasing the tailings capacity and licensed annual production rate to 25 million pounds U3O8. The EIS received federal and provincial approval in 2014. The CNSC licence condition handbook for Key Lake was amended in 2015 to authorize the increased production rate and tailings capacity.

Following approval of the Key Lake Extension Project, in 2015 Cameco applied to increase the maximum annual production limit at the McArthur River mine to 25 million pounds U3O8. Later that year, this application received CNSC approval and Ministerial Approval from the province of Saskatchewan. The CNSC licence condition handbook for McArthur River was amended to authorize the increased production rate.

20.4	Environmental aspects

Tailings management

There are two tailings management facilities at the Key Lake Operation:

•

an above ground tailings management facility (AGTMF) constructed in 1983, where tailings are stored within compacted till embankments. Cameco has not deposited tailings here since 1996 and continues to utilize the facility for disposal of radiologically contaminated industrial materials.

•	the Deilmann tailings management facility (DTMF) was commissioned in 1996 following completion of mining in the eastern portion of the Deilmann pit in 1995.

The DTMF was initially operated in a subaerial tailings deposition mode. A sand envelop in the DTMF was designed to allow excess water to drain to a drainage blanket underlying the tailings at the bottom of the pit and then to dewatering pumps in a raise well connected by a drift to the drainage blanket. The DTMF was converted from subaerial tailings disposal system to a subaqueous tailings disposal system in 1998 following approval by the CNSC and SMOE, allowing the water level in the pit to rise above the tailings surface. The

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remaining Key Lake tailings were deposited subaqueously followed by the deposition of tailings from McArthur River ore in 2000 to present. Flooding of the pit was accomplished by reducing the pumping rate from peripheral dewatering wells that had been used to dewater the pit during mining and construction.

Beginning in July 2001, when rising water contacted the lowermost sections of the outwash sand in the Key Lake trough, periodic sloughing of the pit walls in the western portion of the DTMF was experienced. As a result of these events, Cameco undertook a number of actions to minimize potential damage from future events, including infrastructure relocation along vulnerable sections of the pit crest, installation of slope monitoring stations, and creation of a 30-metre wide “restricted” zone along the perimeter of the pit crest at the west end of the DTMF. Cameco also performed several studies to better understand the pit wall sloughing mechanism and initiated mitigation measures for prevention of sloughing.

Studies showed that stabilizing and reducing water levels in the pit enhanced the stability of the pit walls, which reduced the risk of pit wall sloughing. Cameco doubled its dewatering treatment capacity, allowing it to maintain and prevent further increases to the water level in the pit. Controlling the water level was an effective interim measure in managing further sloughing while work to cut back the slopes for long-term stabilization was completed. In 2009, regulators approved Cameco’s plan for the long-term stabilization of the DTMF pit walls. Cameco implemented the plan in phases based on DTMF water level and risk. Work was completed in 2013 on the west wall and 2016 on the south side. The final phase on the northeast slope was completed in 2019. Controlled re-flooding of the DTMF resumed in 2016 and continued through 2024. Flooding was halted at water elevation 506.0 m in May 2025. To ensure hydraulic containment of the Deilmann North Waste Rock Pile (DNWRP) is maintained, the water level of the DTMF was held steady at 506.0 for the remainder of 2025. The water management strategy will be to continue holding the DTMF water level at 506.0 m while monitoring and assessing the hydraulic containment. Adjustments to this strategy will be dependent on the results of the surveillance program.

In 2014, the CNSC and the SMOE approved an increase in Key Lake’s tailings capacity. Cameco now expects to have sufficient tailings capacity to mill all reported McArthur River mineral reserves and resources, with additional capacity to toll mill ore from new discoveries or other regional deposits.

Waste rock management

At the McArthur River Operation, mined rock from underground activities is classified as clean waste, low-grade mineralized material, or potentially acid generating waste, and transported on-site to its appropriate storage location. Low-grade mineralized material is transferred to a lined storage pad where it is later placed in covered haul trucks for shipment to Key Lake. At the Key Lake Operation, the low-grade mineralized material is placed on a lined pad where it is used for blending with the McArthur River high-grade slurry prior to processing in the mill. Potentially acid generating waste rock is stored on lined pads and used as backfill in the underground mine. Clean waste is used for aggregate needs.

At Key Lake, there are two stockpiles of mineralized waste rock generated from the historical mining activities of Key Lake: The Deilmann special waste and the Gaertner special waste stockpiles. Both stockpiles are stored on above ground lined pads and are also presently being used for blending with McArthur River ore. It is anticipated that all of the waste will be removed and consumed as blend material to manage the mill head grade before the Key Lake site is decommissioned in future.

Effluent treatment and discharge

Treated effluent from the McArthur River Operation is discharged to the Read Creek watershed, via a constructed conveyance channel. Read Creek passes eastward through Lucy and Unknown Lakes, before discharging into May Creek. May Creek continues flowing eastward through Little Yalowega Lake and then joins Yalowega Lake.

Treated effluent from the Key Lake Operation is discharged to Wolf Lake and flows through the David Creek system. The David Creek system from the effluent discharge location, in order, consists of: Wolf Lake, Fox Lake, Yak Creek, David Creek, Unknown Lake, Pyrite Creek and Delta Lake. Delta Lake discharges into the

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Wheeler River, which flows to Russell Lake. Treated effluent from the mine dewatering system is discharged into the McDonald Lake system at Horsefly Lake. Russell Lake receives flow from both the mine dewatering discharge and the ongoing mill effluent discharge.

The most recent environmental risk assessments submitted by Cameco for the McArthur River (2025) and Key Lake Operations (2025), have been submitted to the CNSC and indicate that the receiving environment downstream of both operations remains protected.

Environmental effects monitoring

Comprehensive environmental monitoring programs are in place at the McArthur River and Key Lake Operations to determine the full extent and nature of any environmental effects taking place within the sphere of influence of these facilities. These programs include the monitoring of water, fish health, benthic invertebrates, sediment, fish tissue, plants and soil. Environmental monitoring programs are designed to incorporate the requirements of Environment and Climate Change Canada’s Metal and Diamond Mining Effluent Regulations, CNSC requirements and SMOE requirements. In general terms, the environmental monitoring programs continue to demonstrate that the environmental effects are generally in line with the predictions contained within the previously completed environmental assessments and that the receiving environment downstream of the McArthur River and Key Lake Operations remains protected.

20.5	Decommissioning and reclamation

As required by both federal and provincial legislation, Cameco maintains preliminary decommissioning plans (PDPs) and associated financial assurances for both the McArthur River and Key Lake Operations. The PDP describes, at a conceptual level, the methodologies that would be utilized to decommission and reclaim the operations in a ‘decommission tomorrow’ scenario based on the strategies described within approved environmental impact statements for the operations. The estimated cost of implementing the methodologies described within the PDP is provided within an associated document called the preliminary decommissioning cost estimates (PDCE). The cost estimate within the PDCE is the basis for the required financial assurance. Cameco provides its share of the financial assurance in the form of irrevocable standby letters of credit with the SMOE as the beneficiary.

The PDP and PDCE documents are required to be updated every 5 years and are developed as per SMOE, CNSC, and the Canadian Standards Association (CSA) guide documents. The PDP and PDCE documents are subject to extensive review and comment from the CNSC and SMOE prior to their approval. The most recent PDPs and PDCEs for McArthur River and Key Lake consider the state of facilities, including the management of ore and any associated waters to the end of 2028.

The updated documents were developed as per the CNSC and SMOE guide documents (REGDOC-2.11.2 Decommissioning, REGDOC-3.3.1, Financial Guarantees for Decommissioning of Nuclear Facilities and Termination of Licensed Activities; CSA N294:19, Decommissioning of facilities containing nuclear substances; EPB 381, Guidelines for Northern Mine Decommissioning and Reclamation). Any changes from prior versions reflect changes to the facilities, potential increases in costs associated with current market conditions in western Canada and the allowance for an escalation factor over the next five-year review period.

The current PDPs and PDCEs for McArthur River and Key Lake were approved by both the federal and provincial regulatory agencies. Financial assurance of $51.4 million for McArthur River, which was also approved by the SMOE and the CNSC, is in place with the SMOE. For Key Lake, Cameco expects to increase the financial assurance to bring the total amount to $276.9 million, based on the recent approval by the SMOE and CNSC, by the end of 2026 as required. Financial assurance for both operations is provided in the form of irrevocable standby letters of credit and/or surety bonds.

20.6	Known environmental liabilities

The estimates and assumptions made in the PDP and PDCE which are considered to have the greatest impact on the estimated cost to complete the decommissioning work are as follows:

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•

correct understanding of the geochemical and geotechnical properties of waste materials. These properties are used to provide long-term performance modelling estimates of the wastes and are key to regulatory acceptance of detailed decommissioning plans.

•	quantity and degree of required isolation of waste rock piles and tailings facilities from leaching by precipitation and groundwater transport

•	length and cost associated with any forecast pump and treat needed to generate acceptable contaminant flux rates from tailings and waste rock

•	costs associated with managing the site throughout the active decommissioning period

•	length and cost associated with consolidation of tailings facilities

•	negotiated contaminant loading and concentration limits, along with locations where these criteria apply

•	cost of decommissioning of surface facilities

•	magnitude of groundwater contamination generated underneath surface facilities during the operating phase that require remediation prior to site release

•	ongoing licensing costs and along with post-release performance verification monitoring costs

•	regulatory acceptance of assumptions of inflation and discount rates used in the PDCE over the decommissioning period

•

correct assumptions regarding the degree of environmental monitoring required during both the active decommissioning period as well as the post-decommissioning period monitoring conducted prior to acceptance of the site into the institutional control framework

Listed below is a description of site-specific assumptions built into the PDP’s and PDCE’s which are the subject of this technical report. All known environmental liabilities associated with the McArthur River Operation are discussed within the current PDP and are accounted for within the PDCE. The PDP and PDCE are conceptual in design and detail and are developed to address known environmental liabilities of the facility at the time of preparation such that a reasonable estimated costs of decommissioning can be defined as the basis for the required financial assurance. This does not preclude formal regulatory processes which are followed prior to implementing actual decommissioning. Therefore, it is possible that following such final approval processes, the liabilities understood in the PDP and PDCE may vary significantly from the final approved detailed decommissioning plan. This uncertainty is addressed through the conservatism built into the documents and the regulatory acceptance process.

In general, the significant liabilities associated with the McArthur River Operation are accounted for in the PDP and PDCE are as follows:

•

underground facilities and surface shafts: The main long-term liabilities are primarily from a safety perspective. These are addressed within the PDP by the capping of the shaft collars. Environmentally, there are limited liabilities associated with potential soil contamination, addressed with removal and disposal underground.

•

ancillary facilities such as the shop/office complex, slurry loadout, water treatment plant and residence: Environmental liabilities are associated with potential soil and groundwater contamination. These are addressed by removal of contaminated materials and disposal underground or, if appropriate, at another approved facility.

•

mineralized material and potentially acid generating (PAG) waste rock piles: The long-term environmental liability associated with these piles is potential groundwater contamination. This would be mitigated during decommissioning through underground disposal of any remaining mineralized material and PAG waste rock.

•

clean waste rock piles: The long-term environmental liability associated with these piles is potential erosion impacting surface waters in the immediate area. This is addressed by contouring and stabilizing these piles with natural vegetation. A portion of these piles may also be utilized as a source of fill to promote the establishment of stable drainage courses on the reclaimed development footprint.

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•

haul road between McArthur River and Key Lake: As this is a high quality, all-weather road, it is not expected that, should McArthur River and Key Lake cease to operate, the Province would expect the road to be decommissioned. However, for completeness, this liability is carried in the PDP and PDCE (Cameco 2024a, 2024). The primary environmental liability would be associated with erosion of the roadway, resulting in potential impacts being realized at various stream crossings along its corridor. Mitigation involves re-vegetation to stabilize these areas and removal of stream crossings (bridges, abutments and culverts).

All known environmental liabilities associated with the Key Lake Operation are discussed in the Key Lake Operation PDP (Cameco 2026a, 2026) and the associated PDCE (Cameco 2026b, 2026). In general, the significant liabilities associated with the Key Lake Operation and accounted for in the PDP and PDCE are as follows:

•

Above Ground Tailings Management Facility: The main long-term environmental liability is from contaminant transport via groundwater from the facility, potentially impacting the downstream David Creek receiving environment. The PDP addresses this through allowing sufficient time for the tailings to thaw and consolidate with subsequent installation of an engineered cover to limit infiltration.

•

Deilmann In-Pit Tailings Management Facility: The environmental liability related to the DTMF is from contaminant transport via groundwater from the facility, potentially impacting the downstream Outlet Creek receiving environment. The PDP addresses this with sub-aqueous sand cover of material within the DTMF, followed by long-term (multi-year) post closure continued pump and treatment of groundwater in the area.

•

Deilmann North Waste Rock Pile: There is potential groundwater contamination from the DNWRP, associated with contaminant transport following cessation of the DTMF pump and treat period and allowance of groundwater levels to return to pre-mining levels. The PDP addresses this liability through installation of an engineered cover on the DNWRP followed by long-term period of collection and treatment of groundwater in the vicinity of the waste rock pile.

•

other mineralized material and waste rock piles: The main long-term environmental liability associated with these piles is potential groundwater contamination. This would be mitigated during decommissioning through disposal of any remaining material in the DTMF prior to placement of the sand cover as well as by excavation of any contaminated material and backfill with clean material.

•

mill and associated facilities: Existing groundwater contamination beneath the Key Lake mill is currently managed through operation of groundwater recovery wells on the mill terrace. This is addressed in the PDP by removal of contaminated materials and backfill with clean material as well as ongoing operation of the groundwater recovery wells during decommissioning.

•

ancillary facilities such as the mine shop/office complex, contractor management team office area and permanent residence: Environmental liabilities are associated with potential soil and groundwater contamination. These are addressed by removal of contaminated materials and disposal, if appropriate, at another approved facility.

20.7 Social and community factors

Cameco is committed to building long-lasting and trusting relationships with the communities in which it operates. Cameco fulfils this commitment through a number of initiatives, including the implementation of collaboration agreements (CAs) with local communities near its operations. These agreements are the foundation of Cameco’s northern and Indigenous strategy which aims to build relationships, strengthen partnerships and secure the support of the communities with whom Cameco works. The strategy is focused on workforce and business development, community engagement and investment, as well as environmental stewardship.

Engagement for the McArthur River and Key Lake Operations is targeted at northern Saskatchewan, namely, the northern village of Pinehouse and Kineepik Métis Local (Kineepik), English River First Nation

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(ERFN), the northern hamlet of Patuanak, and the Lac La Ronge Indian Band. These communities are the focus of public participation activities in relation to the operation. McArthur River and Key Lake Operation stakeholders are outlined in the approved Public Information program and the Public Disclosure Protocol.

In 2012, Cameco signed a CA with Pinehouse and Kineepik that reaffirms and formalizes its long-standing relationship with these communities. A CA was signed with ERFN at the end of 2013 and with the Lac La Ronge Indian Band in 2017. A participation agreement between Southend and Kinoosao First Nations, Thakotitan Economic Development Corporation (TEDC) and Cameco was signed in 2014. The TEDC agreement ended in 2024 and is in the process of being renewed. The absence of this agreement does not affect continued operations or the planned activities described in this report.

These agreements reflect the priorities within Cameco’s northern and Indigenous strategy.

Cameco has also established a preferred northern contractor framework, which provides preference to majority-owned Indigenous businesses and helps establish long-term relationships between northern contractors and Cameco.

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21	Capital and operating costs

21.1	Capital and other costs

The cost estimates in this section are on a 100% basis unless otherwise noted.

Estimated capital and other costs to the MRJV include sustaining capital for both McArthur River and Key Lake Operations, as well as underground development at McArthur River to bring mineral reserves into production. As of January 1, 2026, the total remaining estimated life of mine capital costs to the MRJV are $2.11 billion. Cameco’s share of the total estimated life of mine capital costs is $1.47 billion.

Compared to the 2018 Technical Report, capital cost estimates to the end of the McArthur River mine’s life have increased significantly. The increases are primarily related to investments required to refresh aging infrastructure to help ensure reliable and sustainable production, including work required to upgrade the calciner and crystallization circuits at Key Lake. In addition, inflationary increases in contract labour and material costs and the joint venture’s decision to pursue upward flexibility at the mine and mill have impacted the capital costs.

For McArthur River, the largest component of capital costs is mine development work estimated to be $622.3 million. Increases in these costs are driven by increases in contract labour rates and material costs. Other projects include installation of freezing and distribution systems, installation of water management systems as well as upgrades to site concrete supply and delivery equipment and electrical infrastructure.

For Key Lake, the largest component of capital costs is work to replace major components in the mill to enhance the long-term operability of the circuits and to provide more flexibility in production levels. Other projects include upgrades to piping systems and tanks to upgrade aging infrastructure and provide reliability for the long-term sustainability of operations.

The estimated total capital costs to the MRJV for McArthur River and Key Lake, broken down by year, are shown in Table 21-1. The capital projections are stated in constant 2026 dollars.

21.2	Operating cost estimates

Estimated operating expenditures to be incurred by the MRJV for the underground mining operations and for milling costs are presented in Table 21-2.

Operating costs at McArthur River consist of annual expenditures to mine the ore, to process the ore – including grinding, thickening, pumping to surface, further thickening and blending – and to transport the slurry to Key Lake.

Operating costs at Key Lake consist of annual expenditures to receive the slurry, to extract and precipitate the uranium into U3O8, and to dispose of tailings in the Deilmann TMF. Toll milling revenue has not been included as an offset to operating costs, as it is insignificant over the life of the mine.

Operating costs for the MRJV are estimated to average $24.03 per pound U3O8 over the remaining mine life. This is a significant increase from the estimate of $14.97 per pound U3O8 in the 2018 Technical Report. The increase in operating costs is primarily related to increased maintenance costs as a result of aging infrastructure, additional assets and inflationary pressures on contract labour rates and materials. General inflation on labour and input costs as well as an increase in the expected workforce required to safely execute the mine plan also contributed to increased costs.

The operating projections are stated in constant 2026 dollars and assume the throughput outlined in the production schedule outlined in Section 16.

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Table 21-1: McArthur River Capital Cost Forecast by Year – 100% Basis

Capital Costs ($Cdn M)	2026	2027	2028	2029	2030	2031	2032	2033	2034
McArthur River Mine Development	$59.8	$77.8	$71.2	$81.5	$62.3	$52.5	$42.2	$41.6	$28.2
McArthur River Mine Capital
Freeze infrastructure	29.7	24.5	23.5	24.7	18.7	10.6	14.2	—	—
Water management	2.6	8.3	28.5	20.5	0.1	1.0	—	—	—
Concrete Supply and Delivery	3.4	2.3	0.8	5.4	19.6	10.0	—	—	—
Electrical infrastructure	4.6	7.6	13.6	3.2	0.9	—	—	—	—
Other mine capital	66.9	110.3	65.8	26.8	16.8	19.7	29.9	28.2	28.4

Total Mine Capital	107.2	153.0	132.2	80.5	56.2	41.3	44.2	28.2	28.4

Key Lake Mill Sustaining
Mill Capital	40.0	29.1	30.4	36.6	25.4	8.2	11.1	13.1	16.2
Mill Capacity Upgrades	164.0	128.7	—	—	—	—	—	—	—
Tank and Piping Upgrades	23.7	15.9	22.7	18.2	13.0	13.0	8.9	6.9	3.9

Total Mill Capital	227.6	173.7	53.1	54.8	38.4	21.2	20.0	20.0	20.1

Total Capital Costs	$394.6	$404.4	$256.5	$216.8	$156.9	$115.0	$106.4	$89.7	$76.7

Capital Costs ($Cdn M)	2035	2036	2037	2038	2039	2040	2041	2042	Total
McArthur River Mine Development	$26.3	$30.7	$25.0	$11.2	$3.3	$3.1	$3.0	$2.8	$622.3
McArthur River Mine Capital
Freeze infrastructure	—	—	—	—	—	—	—	—	145.9
Water management	—	—	—	—	—	—	—	—	61.1
Concrete Supply and Delivery	—	—	—	—	—	—	—	—	41.4
Electrical infrastructure	—	—	—	—	—	—	—	—	29.9
Other mine capital	27.2	21.7	15.8	10.1	4.8	4.8	—	—	477.3

Total Mine Capital	27.2	21.7	15.8	10.1	4.8	4.8	—	—	755.6

Key Lake Mill Sustaining
Mill Capital	16.0	19.9	16.0	11.8	11.1	7.1	3.7	—	295.7
Mill Capacity Upgrades	—	—	—	—	0.5	0.5	—	—	293.7
Tank and Piping Upgrades	3.9	0.0	3.9	3.9	—	—	—	—	137.9

Total Mill Capital	19.9	19.9	19.9	15.7	11.6	7.6	3.7	—	727.3

Total Capital Costs	$73.5	$72.3	$60.7	$37.1	$19.6	$15.5	$6.7	$2.8	$2,105.2

Notes:	(1)	Presented as total cost to the McArthur River Joint Venture.

(2)	Mine development includes delineation drilling, mine lateral and vertical development, probe and grout drilling, freeze drilling, and minor support infrastructure.

(3)	Totals may not add up due to rounding.

Table 21-2: McArthur River Operating Cost Forecast by Year

Operating Costs ($Cdn M)	2026	2027	2028	2029	2030	2031	2032	2033	2034
McArthur River Mining
Site Administration	$66.0	$73.5	$76.7	$76.7	$73.5	$73.2	$72.0	$71.2	$69.4
Mining Costs	174.9	183.2	184.7	169.7	162.7	165.5	168.8	163.8	171.5
Process	29.6	30.4	32.4	33.7	28.4	29.3	29.6	28.7	29.1
Corporate Overhead	22.7	26.7	25.7	22.6	20.7	19.7	19.5	18.8	18.6

Total Mining Costs	293.2	313.8	319.6	302.8	285.3	287.7	289.9	282.6	288.6

Key Lake Milling
Administration	83.4	86.9	82.8	77.0	73.5	72.9	73.5	73.4	72.8
Milling Costs	142.9	155.1	158.8	140.4	132.4	131.8	127.7	127.9	127.8
Corporate Overhead	27.5	29.8	22.8	21.1	19.0	18.2	18.2	17.9	18.2

Total Milling Costs	253.8	271.7	264.3	238.5	224.9	222.9	219.4	219.2	218.8

Total Operating Costs	$547.0	$585.5	$583.9	$541.3	$510.2	$510.6	$509.3	$501.8	$507.5

Total Operating Cost per lb U3O8	$38.25	$32.48	$29.92	$25.43	$23.22	$23.24	$23.18	$22.84	$23.10

Operating Costs ($Cdn M)	2035	2036	2037	2038	2039	2040	2041	2042	Total
McArthur River Mining
Site Administration	$69.4	$69.5	$69.4	$66.5	$59.9	$58.4	$44.0	$51.7	$1,141.1
Mining Costs	168.5	162.2	162.6	154.2	148.5	145.7	140.8	128.3	2,755.7
Process	29.1	28.4	28.4	26.9	26.0	26.2	23.7	23.3	483.2
Corporate Overhead	19.0	18.1	17.8	15.1	13.0	11.7	10.0	9.1	308.9

Total Mining Costs	286.0	278.2	278.3	262.8	247.4	242.0	218.5	212.4	4,688.9

Key Lake Milling
Administration	73.1	72.8	72.8	73.2	70.6	69.5	69.6	68.8	1,266.6
Milling Costs	127.7	127.1	127.1	125.3	123.4	121.0	116.7	115.7	2,228.8
Corporate Overhead	17.9	17.9	18.4	17.5	17.5	17.7	17.3	16.1	332.9

Total Milling Costs	218.7	217.8	218.3	215.9	211.5	208.2	203.6	200.7	3,828.3

Total Operating Costs	$504.7	$496.0	$496.6	$478.7	$458.9	$450.2	$422.0	$413.1	$8,517.2

Total Operating Cost per lb U3O8	$22.97	$22.58	$22.61	$21.79	$20.89	$20.49	$21.14	$20.89	$24.03

Notes:	(1)	Presented as total cost to the McArthur River Joint Venture.

(2)	Totals may not add up due to rounding.

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22	Economic analysis

22.1	Economic analysis

The following economic analysis, as shown in Table 22-1 for the McArthur River Operation, is based upon the assumed mine plan which considers mining and milling the current estimated mineral reserves, shown in Table 15-1, using the production schedule shown in Tables 16-4 and 16-5. The analysis does not include any estimates involving the potential mining and milling of mineral resources. Expenditures required to bring any of the mineral resources into production have not been included. Mineral resources have not demonstrated economic viability and have not been included in the production plan.

The analysis is from the point of view of Cameco, which owns 69.805% of the MRJV, and incorporates a projection of Cameco’s sales revenue from its proportionate share of the related production, less its share of related operating and capital costs of the MRJV, as well as royalties and surcharges that will be payable on the sale of uranium ore concentrates.

The economic analysis resulted in an estimated pre-tax NPV (at a discount rate of 8%) to Cameco for net cash flows from January 1, 2026 forward of $5.86 billion for its share of the current McArthur River mineral reserves. Using the total capital invested to December 31, 2025, along with the operating and capital estimates for the remainder of the mineral reserves, the pre-tax IRR has been estimated to be 11.9%.

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Table 22-1: McArthur River Mine Economic Analysis – Cameco’s Share

Economic Analysis ($Cdn M)	2026	2027	2028	2029	2030	2031	2032	2033	2034
Production volume (000’s lbs U3O8)	9,982	12,584	13,621	14,861	15,334	15,334	15,334	15,334	15,334
Sales revenue	$899.4	$1,096.9	$1,225.6	$1,368.2	$1,403.1	$1,437.3	$1,446.3	$1,474.0	$1,465.8
Operating costs	381.8	408.7	407.6	377.9	356.1	356.4	355.5	350.3	354.3
Capital costs	275.4	282.3	179.1	151.4	109.5	80.3	74.3	62.6	53.5
Basic royalty	38.2	46.6	52.1	58.1	59.6	61.1	61.5	62.6	62.3
Resource surcharge	27.0	32.9	36.8	41.0	42.1	43.1	43.4	44.2	44.0
Profit royalty	40.3	52.1	86.1	114.0	128.5	137.9	141.5	148.5	148.0

Net pre-tax cash flow	$136.6	$274.3	$463.9	$625.8	$707.3	$758.4	$770.2	$805.7	$803.8

Economic Analysis ($Cdn M)	2035	2036	2037	2038	2039	2040	2041	2042	Total
Production volume (000’s lbs U3O8)	15,334	15,334	15,334	15,334	15,334	15,334	13,938	13,800	247,461
Sales revenue	$1,458.6	$1,492.2	$1,489.0	$1,483.0	$1,481.7	$1,492.9	$1,376.4	$1,362.8	$23,453.0
Operating costs	352.3	346.2	346.6	334.1	320.3	314.2	294.6	288.3	5,945.4
Capital costs	51.3	50.4	42.4	25.9	13.7	10.8	4.7	2.0	1,469.6
Basic royalty	62.0	63.4	63.3	63.0	63.0	63.4	58.5	57.9	996.8
Resource surcharge	43.8	44.8	44.7	44.5	44.5	44.8	41.3	40.9	703.6
Profit royalty	147.5	153.7	154.3	157.2	160.9	163.9	152.0	151.4	2,237.7

Net pre-tax cash flow	$801.8	$833.6	$837.6	$858.2	$879.4	$895.7	$825.3	$822.3	$12,100.0

Pre-tax NPV (8%) from January 1, 2026	$5,858.0
Pre-tax IRR (%)	11.9%

Notes:	(1)	Production volume does not include recycled product received from the Blind River Refinery and the Port Hope Conversion Facility.

(2)	Expected royalties and annual resource surcharge in this table are on Cameco’s share of production only.

(3)

Cameco reports on a pre-tax basis since it is not practical to allocate a resulting income tax cost to Cameco’s portion of McArthur River as Cameco’s tax expense is a function of several variables, most of which are independent of the investment in McArthur River.

(4)	Totals may not add up due to rounding.

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22.2	Sensitivities

The graph in Figure 22-1 illustrates the operation’s sensitivity to changes in uranium grade, capital cost, operating cost, and uranium prices (including the mitigating effects of Cameco’s level of committed sales through its sales contract portfolio). The graph illustrates the variability around the base case pre-tax (see Section 22.5) net present value of $5.86 billion using the sensitivities of +30%/-50% on the average realized price projections that were incorporated in the base case as shown in Table 19-1, +50%/-30% on capital and operating costs, and +15%/-30% on production levels.

Figure 22-1: McArthur River Mine Economic Sensitivity Analysis

The analysis shows relatively low sensitivity to changes in operating or capital cost projections. The relative sensitivity to changes in uranium price and packaged production is significantly higher due in part to the relatively high-grade nature of the deposit and the price estimates used.

22.3	Payback

Payback for Cameco, including all actual costs, was achieved in 2010, on an undiscounted, pre-tax basis. Estimated capital expenditures to the end of the mine life are forecast to be covered by operating cash flow.

22.4	Mine life

Based upon its current mineral reserves, the remaining mine life of McArthur River is approximately 17 years based on an assumed production ramp-up to an average annual production rate of 22 million pounds U3O8 by 2030.

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22.5	Taxes

McArthur River operates as an unincorporated joint venture and is, therefore, not subject to direct income taxation at the joint venture level. Cameco, as the mine operator, operates the mine on behalf of the MRJV and distributes the resulting U3O8 production to the MRJV partners in proportion to their joint venture interests.

Cameco is subject to federal and provincial (Saskatchewan and Ontario) income tax in Canada. Royalties are fully deductible for income tax purposes.

For the purpose of the economic analysis, the projected impact of income taxes has been excluded due to the nature of the required calculations. Taxable income for Cameco is comprised of results from several discrete operations, which are combined to determine Cameco’s taxable income and its related tax liabilities. It is not practical to allocate a resulting income tax cost to Cameco’s portion of the McArthur River Operation, as Cameco’s tax expense is a function of several variables, most of which are independent of the investment in McArthur River.

22.6	Royalties

Cameco pays royalties on the sale of all uranium extracted at its mines in the province of Saskatchewan. Two types of royalties are paid:

•	Basic royalty: this royalty is calculated as 5% of gross sales of uranium, less the Saskatchewan resource credit of 0.75%

•

Profit royalty: a 10% royalty is charged on profit up to and including $29.60/kg U3O8 (2025 indexed value) and a 15% royalty is charged on profit in excess of $29.60/kg U3O8. Profit is determined as revenue less certain operating, exploration, reclamation and capital costs. Both exploration and capital costs are deductible at the discretion of the producer.

As a resource corporation in Saskatchewan, Cameco also pays a corporate resource surcharge of 3.0% of the value of resource sales.

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23	Adjacent properties

Information on adjacent properties is not relevant to this technical report.

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24	Other relevant data and information

24.1	Production suspension, period in care and maintenance and production restart

In November 2017, Cameco and Orano announced production from the McArthur River and Key Lake Operations would be temporarily suspended by the end of January 2018 for an expected duration of 10 months. In July 2018, Cameco and Orano announced that the production suspension would continue for an indeterminate duration due to continued weakness in the uranium market. In addition to production, all development, construction and infill exploration activities for the new mining zones were also halted. In February 2022, Cameco announced and began the transition from care and maintenance back into production. Following the completion of automation upgrades and restart preparations, the operations were officially restarted in November 2022.

24.2	McArthur River water inflow incidents

Water inflows pose a significant risk to the mine and have resulted in a production suspension in the past. There have been two notable water inflow incidents at the McArthur River mine (see Figure 24-1), and these two inflows have strongly influenced mine design, inflow risk mitigation and inflow preparedness strategies:

•

Bay 12 Inflow: Production was suspended on April 6, 2003, because of a water inflow incident due to a rock fall in a new development area (Zone 2 Panel 5 Bay 12 located just above the 530-metre level). Flooding of the lower portions of the mine occurred, including the underground grinding circuit area. Additional dewatering capacity was installed which allowed the flooded areas to be dewatered and repaired. Cameco resumed mining in July 2003 and fully sealed off the water inflow pathway in July 2004.

•

590-7820N Inflow: In November 2008, there was a small water inflow in the lower Zone 4 development area on the 590-metre level. The inflow was due to a hydraulic fracturing of the rock from a nearby water source missed by probe and grout drilling. It did not impact production but did delay local development for approximately one year. In January 2010, the inflow was sealed off and local development was resumed.

Figure 24-1: Chart Showing Two Inflow Events against Historical Water Discharge

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24.3	Mining and milling risks

Production at McArthur River/Key Lake poses many challenges. These challenges include ground water control and management, weak rock formations, radiation protection, environmental protection, performance of the water treatment systems, mine area transitioning, regulatory approvals, surface and underground fires, equipment reliability and other mining related challenges. Operational experience gained since the start of production has resulted in a significant reduction in risk.

Water inflows

The consequences of another water inflow at McArthur River would depend on its magnitude, location and timing, but could include a significant interruption or reduction in production, a material increase in costs, or a loss of mineral reserves. Cameco takes the following steps to reduce the risk of water inflows, but there is no guarantee that these will be successful:

•

Mine design: Cameco plans for its mine development to take place at safe offset distances from known groundwater sources whenever possible and practical. In addition, Cameco assesses all planned mine development for relative risk and applies extensive additional technical and operating controls for all higher risk development.

•	Probe and grouting: Probe and grout drilling is carried out ahead of planned development to identify and grout off potential water sources.

•

Ground freezing: Before mining, Cameco drills freeze holes and freezes the ground to form an impermeable barrier around the area being mined. Ground freezing significantly reduces but does not fully eliminate the risk of water inflows.

•

Pumping capacity and treatment limits: Cameco’s standard for this mine is to secure pumping capacity of at least one and a half times the estimated reasonable worst case water inflow. Cameco reviews its dewatering system and requirements at least once a year and before beginning work on any new zone. Cameco believes it has sufficient pumping, water treatment and surface storage capacity to handle the estimated reasonable worst case sustained inflow.

Transition to new mine areas

To successfully achieve the assumed production schedule, Cameco must continue to successfully transition into new mining areas, which includes mine development, ground freezing and investment in critical support infrastructure.

Failure to successfully transition to a new mine area as scheduled could delay or reduce production, which could have a material and adverse effect on Cameco’s earnings, cash flows and financial condition.

Tunnel rehabilitation

The McArthur River mine is now over 26 years old and ground support in the older mine areas has been subjected to corrosion and/or ground stresses induced by artificial ground freezing. The site maintains a robust rehabilitation program; however, parts of the mine are significantly more challenging to rehab due to installed infrastructure (pipes, cable, ducting, etc.). These more challenging areas to rehabilitate require significantly more time to repair and can potentially impact production operations due to temporary loss of access or services.

Additional resources have been allocated to ground rehabilitation activities to ensure timely rehab occurs; however, production interruption risks remain.

Productivity risks

Scheduling assumptions are considered reasonable; however, they are not exact or fully proven. The mine plan presented in this report assumes that continuous improvement and optimization continue to occur at

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the McArthur River Mine site. Areas where performance is not currently at the long-term scheduled rates, but are expected to improve through ongoing continuous improvement are the following:

•	long-hole drill and blasting

•	concrete delivery

•	lateral development

•	freeze drilling

•	ventilation management including vent-on-demand implementation

The ramp-up period is expected to allow time to improve the site’s performance as well as ensure sufficient mine areas are brought online to allow a sustained 22 million pound U3O8 production rate. Schedule performance and cycle time is currently one of the largest risk factors influencing the production rate.

Aging infrastructure / plant and system availability

Much of the plant and supporting infrastructure at McArthur River is aging. Achievement of the production schedule depends on maintaining plant and system availability at the levels assumed in the production plan. As production rates increase, equipment and system availability becomes increasingly important, and lower-than-assumed availability could constrain production. Aging infrastructure may increase the frequency or duration of unplanned outages and extend the time required to complete non-routine maintenance, potentially reducing available capacity and adversely affecting the production schedule.

These risks are managed through the sites preventive and predictive maintenance, equipment and process monitoring, operating controls, planned infrastructure and process upgrades, and ongoing operational improvement.

Key Lake processing and infrastructure

Achievement of the production schedule depends on the Key Lake mill maintaining processing-circuit and equipment availability and reliability at the levels assumed in the production plan. As production rates increase, mill availability and reliability become increasingly important, and lower-than-assumed performance could constrain production. This risk is being mitigated through ongoing sustaining capital investment and a multi-year program of process and infrastructure upgrades, equipment replacements, and reliability improvements. Successful completion, commissioning, and sustained performance of these upgrades will be important to achieving the planned production rates. While short-duration throughput testing has demonstrated the mill’s ability to operate at higher rates, sustained annual operation at rates approaching the licensed production capacity has not been demonstrated.

These risks are managed through preventive and predictive maintenance, equipment and process monitoring, operating controls, planned infrastructure and process upgrades, and ongoing operational improvement. However, actual equipment availability, process performance and throughput may differ from planned levels, and these risks could result in production interruptions or reduced throughput.

Labour relations & skilled labour availability

A new collective agreement with the United Steelworkers local 8914 representing unionized workers at McArthur River and Key Lake was reached in April 2026, for a 3-year term, expiring in December 2028. There is a risk to achieving production targets if Cameco is unable to reach an agreement and there is a labour dispute when the collective agreement expires.

Sufficient skilled labour to support planned production remains an ongoing operational risk. Accurate workforce forecasts, early recruitment, robust training and retention will be critical for schedule execution.

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Power availability

McArthur River’s electrical requirements are expected to increase from 19.5 MW current peak demand to a future peak demand forecast of up to approximately 25 MW. The increase is primarily associated with future ground freezing, ventilation requirements and expansion of the underground mine.

Upgrades to the grid system are currently under evaluation by SaskPower to support both Cameco and other northern customers, however, finalized project approvals have not been given on some of the key upgrades required to ensure reliable power supply at the forecasted future higher peak demand.

Cameco continues to work closely with SaskPower, however, there remains a risk that these projects are not approved or completed in time to support the planned schedule.

24.4	Caution about forward-looking information

This technical report includes statements and information about our expectations for the future. When we discuss Cameco’s strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and US securities laws. We refer to them in this technical report as forward-looking information.

Key things to understand about the forward-looking information in this technical report:

•	it typically includes words and phrases about the future, such as anticipate, believe, estimate, expect, forecast, goal, intend, outlook, plan, project, strategy, target, vision and will.

•	it represents our current views and can change significantly.

•	it is based on a number of material assumptions, including those we have listed which may prove to be incorrect.

•

actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review other parts of this document, including Section 24.3, our most recent annual information form and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

forward-looking information is designed to help the reader understand the current views of the qualified persons and management of Cameco. It may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by applicable securities laws.

Examples of forward-looking information in this Technical Report

•	Cameco’s plans and expectations for the McArthur River and Key Lake Operations, including the production ramp-up to a sustained production rate of 22 million pounds U3O8

•	results of the economic analysis, including but not limited to forecasts of uranium price, net present value, internal rate of return, cash flows and sensitivity analysis

•	estimates of capital, operating, sustaining, reclamation and closure costs

•	ability to successfully negotiate a new collective agreement for the unionized employees at McArthur River

•	mineral resource and mineral reserve estimates

•	forecasts relating to mining, development and other activities including but not limited to mine life and mine and mill production

•	Cameco’s expectation that all necessary regulatory permits and approvals will be obtained to meet its future annual production targets

•	future royalty and tax payments and rates

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•	timing for completion of capital projects, including the Key Lake processing reliability upgrades, and their expected capacity, reliability and operational flexibility benefits

•	plans for development, ground freezing and sequencing of new mining areas, including Zone 1 and Zone 4

•

expected improvements in long-hole drilling and blasting, concrete delivery, lateral development, freeze drilling and ventilation management, and the adequacy of plant and system capacities to support the production schedule

•	expected mining and metallurgical recoveries, dilution, mill feed characteristics, energy and reagent requirements, and processing, water treatment and environmental performance

•

planned exploration and delineation drilling, potential mineral resource expansion and upgrading of mineral resource classifications, and expectations regarding future changes to mineral resource and mineral reserve estimates

•	expectations regarding the adequacy of tailings capacity, hydraulic containment, water management, electrical supply, backup generation, ventilation, dewatering and other supporting infrastructure

•	plans and expectations for decommissioning, reclamation, consumption or disposal of remaining mineralized waste, post-closure water treatment and monitoring, and related financial assurances

•

expectations regarding future uranium sales, contracting and average realized prices, including sales of uncommitted production and the ability of operating cash flows to cover care and maintenance and future capital expenditures

Material assumptions

•

there is no material delay or disruption in Cameco’s plans as a result of ground movements, cave-ins, additional water inflows, natural phenomena (including inclement weather), surface and underground fires, delay in acquiring critical equipment, equipment failure, unanticipated consequences of cost reduction strategies, or other causes

•	there are no labour disputes or shortages

•	all necessary contractors, skilled personnel, equipment, operating parts, supplies, regulatory permits and approvals are obtained when they are needed

•	Cameco’s mineral resource and mineral reserve estimates and the assumptions they are based on are reliable (see Sections 14.2 and 15.2, respectively)

•	McArthur River development, mining and production plans succeed, including transitioning to new mining areas, completing ground freezing and maintaining freeze wall integrity

•

the Key Lake mill functions as planned and sufficient tailings capacity is available, including successful commissioning of planned process and infrastructure upgrades and stable long-term solvent extraction performance at the required throughput

•	cost estimates will be as expected, including care and maintenance and underlying assumptions associated with decommissioning costs

•

uranium prices, average realized sales prices, sales volumes, exchange rates, royalties, surcharges and other economic assumptions are consistent with those used in the mineral resource and mineral reserve estimates and economic analysis and future uncommitted production that can be sold on the assumed basis

•	the production schedule, mining and metallurgical recovery, dilution, ore grade and mill feed assumptions are achieved, and annual mining rates remain sufficient to cover capital and operating costs

•

continuous improvement and optimization achieve the scheduled productivity and cycle times for long-hole drilling and blasting, lateral development, freeze drilling, concrete delivery and ventilation management

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•

concrete production and delivery achieve the assumed capacity, including dual delivery to the underground, and maximum ventilation can be maintained with the expected benefits of vent-on-demand, planned repairs and upgrades, and removal of old workings from service

•

future ore feed remains comparable to previously processed ore in mineralogy, recovery, grindability, leachability, reagent demand, slurry and settling characteristics, and constituents affecting product quality, tailings stability, water treatment and environmental performance

•

plant and system availability, electrical power and other utilities, backup generation, ground freezing, dewatering, water treatment, surface storage and supporting infrastructure provide the capacity and reliability required for planned operations

•

tailings deposition, water management, pit wall stability and hydraulic containment perform as expected, and the assumptions concerning waste properties, contaminant limits, pump-and-treat requirements, tailings consolidation, remediation, monitoring, inflation and discount rates underlying decommissioning plans and cost estimates remain appropriate and are accepted by regulators

Material risks

•	an unexpected geological, hydrological, underground condition or an additional water inflow delays or disrupts production, increases costs or results in abandonment of mining areas

•

ground movements and cave-ins, deterioration of mine workings, freezing-induced ground stress, or unsuccessful mass freezing in the Zone 4 clay area cause production deferrals, additional rehabilitation or abandonment of mining areas

•	the necessary regulatory permits or approvals cannot be obtained or maintained

•

natural phenomena (including inclement weather), surface and underground fires, labour disputes, equipment failure, delay in obtaining the required contractors, equipment, operating parts and supplies, unanticipated consequences of cost reduction strategies or other reasons that cause a material delay or disruption in production

•	processing plants are not available or do not function as designed and sufficient tailings capacity is not available

•	mineral resource and mineral reserve estimates are not reliable

•	Cameco’s development, mining or production plans for McArthur River or Key Lake are delayed or do not succeed for any reason

•	sufficient tailings facility capacity is not available, or tailings stability, hydraulic containment, water management or environmental performance does not meet expectations

•

Cameco’s expectations relating to cost estimates, including care and maintenance, prove to be inaccurate, including as a result of inflationary pressures on labour, materials, reagents and fuels or greater maintenance and working requirements

•

planned improvements in mining productivity and cycle times are not achieved, or concrete delivery, ventilation, freeze drilling, development or other plant and system capacities and availability constrain the production schedule and prevent achievement of planned sustained or peak production rates

•

planned Key Lake process and infrastructure upgrades are delayed, exceed estimated costs or do not commission or perform as expected; short-duration throughput testing does not establish sustained annual performance, and solvent extraction hydraulic and washing performance, uranium recovery, long-term operability or equipment availability may be insufficient.

•

future ore characteristics differ materially from assumptions, including increased clay or silica fines, acid-consuming minerals, sulphides, soluble salts or deleterious constituents, adversely affecting throughput, recovery, reagent consumption, product quality, tailings stability, water treatment, environmental performance or economic extraction

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•

mining, recovery, dilution, ore grade or block model assumptions prove inaccurate, or subsequent drilling and recovery reviews result in changes to mineral resource or mineral reserve estimates, including a reduction in recoverable reserves

•

electrical power or other utilities are unavailable or unreliable, backup generation is insufficient, or ground freezing, ventilation, dewatering, water treatment, surface storage or ore transport systems do not provide the required capacity or performance

•	radiological hazards or environmental protection and compliance requirements cannot be adequately managed, resulting in operational restrictions, additional costs or production interruptions

•

uranium market conditions, realized prices, sales volumes or exchange rates differ from assumptions, or future sales arrangements are not secured on the assumed basis, adversely affecting revenues, cash flows, economic results or production decisions

•

decommissioning, reclamation, remediation, post-closure water treatment or monitoring requirements, costs or durations exceed estimates, or final regulatory approvals require changes to the preliminary plans and related financial assurances

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25	Interpretation and conclusions

McArthur River is a mature operation that has extracted approximately 386 million pounds of U3O8 (100% basis) since production began in 1999. As of September 30, 2026, Cameco’s share of the estimated mineral reserves is 241.4 million pounds U3O8. Cameco estimates that McArthur River will have a mine life of approximately 17 years, based on the current known reserves and planned extraction ramp-up to 22 million pounds U3O8 annually.

The Key Lake mill has packaged 383 million pounds of U3O8 (100% basis) since the start of mining at McArthur River. The McArthur River mine continues to represent a significant economic source of feed material for the Key Lake mill which is forecast to produce a further 354 million packaged pounds U3O8 (100% basis). At the forecast average realized uranium price used in the economic analysis, Cameco estimates it will receive substantial positive net cash flows from its share of McArthur River production.

Operating costs for the MRJV are estimated to average $24.03 per pound U3O8 over the mine life. This is a significant increase from the estimate of $14.97 per pound U3O8 in the 2018 Technical Report. The increase in operating costs is related to increased maintenance costs, general inflation on labour and input costs as well as an increase in expected workforce.

Cameco’s share of the total estimated life of mine capital costs for the McArthur River and Key Lake Operations is $1.47 billion compared to $658 million in the 2018 Technical Report. The increases are attributable to increases in contract labour rates and material costs and the joint venture’s decision to pursue upward flexibility at the mine and mill operating sites.

For McArthur River, the largest component of capital costs is mine development work estimated to be $622.3 million. Increases in these costs are driven by increases in contract labour rates and material costs. Other projects include installation of freezing and distribution systems, installation of water management systems as well as upgrades to site concrete supply and delivery equipment and electrical infrastructure.

For Key Lake, the largest component of capital costs is work to replace major components in the mill to enhance the long-term operability of the circuits and to provide more flexibility in production levels. Other projects include upgrades to piping systems and tanks to provide reliability for the long-term sustainability of operations

An average uranium price of $70 (US) per pound U3O8 with an exchange rate of $1.00 (US) = $1.28 (Cdn) fixed exchange rate was used to estimate mineral reserves. Due to the high-grade nature of the McArthur River deposit, the McArthur River mineral reserves are robust and not significantly sensitive to variances in uranium price with annual production above 18 million pounds U3O8 and an average uranium price above $30.00 (US) per pound.

The economic analysis resulted in an estimated pre-tax NPV (at a discount rate of 8%) to Cameco for net cash flows from January 1, 2026 forward of $5.86 billion for its share of the current McArthur River mineral reserves. Using the total capital invested to December 31, 2025, along with the operating and capital estimates for the remainder of the mineral reserves, the pre-tax IRR has been estimated to be 11.9%.

The McArthur River deposit is generally well delineated and shows limited mineral resource discovery potential within the immediate mine footprint. Target areas along the P2 trend, including McA South 1, McA North 3 and McA North 4, represent the primary remaining targets for mineral resource expansion and will need to be drilled in future years.

The McArthur River Operation estimated mineral reserves have proven, thus far, to be slightly conservative with 4% more tonnage and 8% more pounds of U3O8 extracted than predicted over its mine life. The mineral reserve models are updated as required to ensure model accuracy is maintained.

Cameco’s Key Lake mill has sufficient tailings capacity for the reported McArthur River mineral reserves with excess capacity to accommodate conversion of mineral resources and possible future toll-milling opportunities.

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Key Lake mill performance: The mill throughput evaluation test demonstrated short-duration operation of the leaching, CCD and SX circuits at uranium throughput equivalent to an annualized production rate of approximately 25 million lb U3O8 per year. However, the test was limited to approximately seven days and did not demonstrate sustained annual performance at this production rate. Sustained operation at higher production rates will depend on successful commissioning of the planned Key Lake process and infrastructure upgrades and continued reliable performance of the processing circuits and associated equipment. Accordingly, some residual metallurgical and operational risk remains associated with sustained operation at rates approaching the licensed annual production capacity.

A significant risk to the McArthur River Operation is production interruption from water inflows. Cameco takes the following steps to reduce the risk of inflows:

Ground freezing: Before mining, Cameco drills freezeholes and freezes the ground to form an impermeable freeze barrier around the area being mined. Ground freezing reduces, but does not fully eliminate, the risk of water inflows.

Mine development: Cameco plans for mine development to take place away from known groundwater sources whenever possible. In addition, Cameco assesses all planned mine development for relative risk and applies additional technical and operating controls for all higher risk development.

Pumping capacity and treatment limits: Cameco’s standard is to secure pumping and treatment capacity of at least one and a half times the estimated maximum sustained inflow. Cameco believes it has sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum sustained inflow. Cameco reviews its dewatering system and requirements at least once a year and before beginning work on any new zone.

Cameco has demonstrated that the challenging conditions associated with mining the McArthur River mineral reserves can be managed. Operational experience gained since the start of commercial production has resulted in a significant reduction in risk.

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26	Recommendations

The McArthur River mine/Key Lake mill are mature operations, having packaged approximately 383 million pounds since 1999, and continue to supply a significant volume of uranium to world markets. To realize the economic benefits from these operations and to mitigate risk, the authors of this technical report make the following recommendations:

Metallurgical processing

It is recommended that a mineralogical and metallurgical analysis be completed on future mining areas to validate the forecast metallurgical and environmental performance assumptions.

Mineral resources and reserves

The McArthur River Operation estimated mineral reserves have proven, thus far, to be slightly conservative with more pounds of U3O8 and tonnage extracted than predicted. Over the years, the mineral reserve model has been calibrated as required to better predict actual production results. Continued review of mineral resource models, the applied mining recovery factor (additional discussion below), other reserve modifying factors and monitoring of production data against model expectations is recommended as additional data is collected.

Given the size of the current proven and probable mineral reserve inventory and the forecast rate of production, the authors of this technical report are of the opinion that the current exploration plan to delineate Zones A, McA South 1, McA North 3 and McA North 4 cannot be deferred but is sufficient and does not require acceleration.

Mine recovery

McArthur River assumes ore recoveries of 97.5% for raisebore mining and 99.0% for drill and blast stope mining which may be considered high and has not been fully validated against actual recoveries of mined out areas.

It is recommended that recovery assumptions be further assessed, documented and peer-reviewed plus recommendations made prior to the next life-of-mine update. Any potential assumption changes in recovery are not expected to be significant but may result in a slight reduction in mineral reserves.

Continuous improvement plan

The mine plan presented in this report assumes that continuous improvement and optimization continue to occur at the McArthur River Mine site. Rates and assumptions assumed are considered reasonably achievable, however, current operational performance is not at these levels. Areas that are recommended for specific improvement focus are:

•	Long-hole drill and blast cycle improvement

•	Concrete delivery improvement including two product delivery to support equal prioritization of development and production activities

•	Development productivity improvement

•	Freeze drilling productivity improvement

•	Ventilation management improvement including full implementation and use of vent-on-demand

Plant and system availability validation

Limited actual plant and system availability was available at the time of the report. Assumptions used for availability were considered reasonable but could not be validated. At higher production rates, plant and system availability becomes more critical, and production constraints may occur if actual availability is less than what was assumed. It is recommended that plant and system availability be formally tracked and monitored against the schedule assumptions in the following areas:

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•	Grinding

•	Shaft / Skipping

•	High-Grade Trucking System (slurry loadout, haul road, ore receiving, haul trucks)

•	Concrete Delivery System (batch plant, slick lines, underground distribution)

If plant or system availability is predicted to become a confirmed constraint, then improvement actions are recommended to be taken.

Schedule contingency

To successfully achieve the assumed production schedule, Cameco must continue to successfully transition into new mining areas. Failure to successfully transition to a new mine area as scheduled could delay or reduce production, which could have a material and adverse effect on Cameco’s earnings, cash flows and financial condition.

It is recommended that development of new mine areas start early and carry formal contingency time to account for unplanned events (water inflows, geotechnical challenges, ground freezing delays, etc.) that may occur over the time to develop and transition a new mine area into production.

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27	References

Bray, L., Murdock, G. and Renaud, A., 2019: McArthur River Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report prepared for Cameco Corporation, effective date December 31, 2018.

Cameco Corporation, Annual information form, SEDAR+, March 2026.

Cameco Corporation EMBARK – Mill Stress Test Report – HATCH – 2025-07-08

Cameco Corporation – Key Lake Debottlenecking – Dynamic Redundancy Analysis Report – HATCH – 2024-04-05

Cameco Corporation, Management’s discussion and analysis, SEDAR+, February 2026.

Cameco Corporation, McArthur River Zone 1 Mineral Resource Estimation Report, June 2025.

Cameco Corporation, McArthur River Zone 2 Remnant Mineral Resource Estimation Report, August 2022.

Cameco Corporation, McArthur River Zone 3 Mineral Resource Estimation Report, February 2026.

Cameco Corporation, McArthur River Zone 4 Mineral Resource Estimation Report, June 2017.

Cameco Corporation, McArthur River Zone A Mineral Resource Estimation Report, October 2015.

Cameco Corporation, McArthur River Zone B Mineral Resource Estimation Report, June 2026.

Cameco Corporation, McArthur River Zone North 1 Mineral Resource Estimation Report, August 2017.

Cameco Corporation, McArthur River Zone North 2 Mineral Resource Estimation Report, January 2019.

Cameco Corporation,1994, Environmental Impact Statement: Deilmann In-Pit Tailings Management Facility, February 1994.

Cameco Corporation (submitted on behalf of McArthur River Joint Venture), 1995, McArthur River Project Environmental Impact Statement, Deilmann In-Pit Tailings Management Facility, October 1995.

Cameco Corporation, 2013a, Key Lake Extension Project Environmental Impact Statement, December 2013.

Cameco Corporation, 2026a, Key Lake Operation Preliminary Decommissioning Plan, March 2026.

Cameco Corporation, 2026b, Key Lake Operation Preliminary Decommissioning Cost Estimate, March 2026.

Cameco Corporation, 2024a, McArthur River Operation Preliminary Decommissioning Plan, December 2024.

Cameco Corporation, 2024b, McArthur River Operation Preliminary Decommissioning Cost Estimate, December 2024.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), (2014), CIM Definition Standards for Mineral Resources & Mineral Reserves. Westmount: CIM. Retrieved from https://mrmr.cim.org/media/1128/cim-definition-standards_2014.pdf.

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 141

Canadian Nuclear Safety Commission (CNSC), 2023, Licence Conditions Handbook, LCH-MILL-KEY.00/2043, Key Lake Operation, Revision 0, November 2023.

Canadian Nuclear Safety Commission (CNSC), 2026, Licence Conditions Handbook, LCH-MINE-MCARTHUR.00/2043, McArthur River Operation, Revision 1, February 2026.

IAEA, Descriptive Uranium Deposit and Mineral System Models, 2020.

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28	Date and signature page

This technical report titled “McArthur River Operation, Northern Saskatchewan, Canada”, dated November 4, 2026, with an effective date of September 30, 2026, has been prepared by, or under the supervision of, the undersigned qualified persons within the meaning of NI 43-101.

Signed,

“Signed and sealed” Biman Bharadwaj, P.Eng. Cameco Corporation	November 4, 2026

“Signed and sealed” Daley McIntyre, P.Eng. Cameco Corporation	November 4, 2026

“Signed and sealed” Gregory M. Murdock, P.Eng. Cameco Corporation	November 4, 2026

“Signed and sealed” Keith Perry, P.Eng. Cameco Corporation	November 4, 2026

“Signed and sealed” Alain D. Renaud, P.Geo. Cameco Corporation	November 4, 2026

2026 MCARTHUR RIVER OPERATION TECHNICAL REPORT 143